     As filed with the Securities and Exchange Commission on June 11, 2002
                                          Registration Statement No. 333-

================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------
                                   FORM F-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               -----------------
                       Votorantim Celulose e Papel S.A.
            (Exact name of Registrant as specified in its charter)
                        Votorantim Pulp and Paper Inc.
                (Translation of Registrant's name into English)

 Federative Republic of              2621                  Not Applicable
         Brazil
     (State or other           (Primary Standard               (I.R.S.
      jurisdiction         Industrial Classification   Employer Identification
   of incorporation or              Number)                     No.)
      organization)

                               -----------------
                    Alameda Santos, 1357--8(degrees) andar,
                        01419-908 Sao Paulo, Sao Paulo
                         Federative Republic of Brazil
                                55-11-3269-4000
  (Address and telephone number of Registrant's principal executive offices)

                 Votorantim International North America, Inc.
                       111 Continental Drive--Suite 111
                            Newark, Delaware 19713
                                (302) 454-8300
           (Name, address and telephone number of agent for service)

                                  Copies to:

     Joseph A. Hall      Richard S. Aldrich, Jr.              Paul T. Schnell
 Davis Polk & Wardwell     Shearman & Sterling    Skadden, Arps, Slate, Meagher & Flom LLP
  450 Lexington Avenue     599 Lexington Avenue              Four Times Square
New York, New York 10017 New York, New York 10022         New York, New York 10036
 Phone: (212) 450-4000    Phone: (212) 848-4000            Phone: (212) 735-2322
  Fax: (212) 450-4800      Fax: (212) 848-7179              Fax: (212) 735-2000

                               -----------------
Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.
If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_] If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, please check the following box. [_]
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                               -----------------
                        CALCULATION OF REGISTRATION FEE

                                                                     Proposed         Proposed
                                                                     maximum          maximum
                                                    Amount to be     offering        aggregate         Amount of
Title of each class of securities to be registered registered (1) price per unit offering price (2) registration fee
--------------------------------------------------------------------------------------------------------------------
    Preferred Shares of Votorantim Celulose e
     Papel S.A., without par value (3)............ 4,321,999,000     0.04115        $177,850,259       $16,362.22

(1) Includes 3,758,260,000 shares to be offered and sold in the United States and elsewhere and 563,739,000 shares subject to the underwriters' over-allotment option. Offers and sales of shares outside the United States are being made pursuant to Regulation S under the Securities Act and are not covered by this Registration Statement. A portion of the shares will be represented by ADSs. Each ADS represents 500 preferred shares.
(2) Estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(c) under the Securities Act based on the average of the high and low prices of the Registrant's ADSs on the New York Stock Exchange on May 30, 2002.
(3) A separate Registration Statement on Form F-6 (File No. 333-84964) was filed on March 25, 2002 and declared effective on May 17, 2002 regarding registration of ADSs evidenced by the American Depositary Receipts issuable upon deposit of the preferred shares registered hereby.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated June 11, 2002

Prospectus

7,516,520 American Depositary Shares

[VCP LOGO]
Votorantim Celulose e Papel S.A.
(Votorantim Pulp and Paper Inc.)

Each American Depositary Share represents
500 Preferred Shares

BNDES Participacoes S.A. - BNDESPAR is selling 7,516,520 ADSs (or its equivalent in preferred shares) in a global offering. Of this total, the
underwriters are offering      ADSs in the United States and other
jurisdictions outside Brazil, and the Brazilian underwriters are
offering      preferred shares (the equivalent of      ADSs) in Brazil. We will
not receive any proceeds from this offering.

Our ADSs are listed on the New York Stock Exchange under the symbol VCP. On
June      , 2002, the closing sale price on the New York Stock Exchange was
$      per ADS.

Our preferred shares are listed on the Sao Paulo Stock Exchange under the symbol VCPA4.

--------------------------------------------------------------------------------

                                                           Per Share Total
                                                           --------- -----
      --------------------------------------------------------------------

      Public offering price                                $         $

      Underwriting discounts and commissions               $         $

      Proceeds to the selling shareholder, before expenses $         $
      --------------------------------------------------------------------

The selling shareholder has granted the underwriters an option for a period of 30 days to purchase up to 1,127,478 additional ADSs to cover over-allotments. If the over-allotment option is exercised in full, the proceeds to the selling
shareholder (before expenses) will be $      and the total underwriting
discounts and commissions will be $      .

Investing in our ADSs involves a high degree of risk. See "Risk factors" beginning on page 11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

JPMorgan

      , 2002

                           [artwork to be inserted]

                               Table of contents

                                                                                      Page
Certain terms and conventions........................................................  ii
Presentation of financial information................................................ iii
Prospectus summary...................................................................   1
The offering.........................................................................   6
Summary financial information........................................................   8
Risk factors.........................................................................  11
Forward-looking statements...........................................................  20
Use of proceeds......................................................................  21
Market information...................................................................  21
Exchange rates.......................................................................  24
Capitalization.......................................................................  25
Selected financial information.......................................................  26
Management's discussion and analysis of financial condition and results of operations  29
The pulp and paper industry..........................................................  57
Business.............................................................................  62
Management...........................................................................  82
Principal and selling shareholders...................................................  94
Transactions with related parties....................................................  95
Description of capital stock.........................................................  97
Dividends and dividend policy........................................................ 103
Description of American depositary shares............................................ 109
Taxation............................................................................. 116
Underwriting......................................................................... 124
Validity of securities............................................................... 128
Experts.............................................................................. 128
Where you can find more information about us......................................... 128
Enforcement of judgments against foreign persons..................................... 129
Incorporation of certain documents by reference...................................... 130
Index to consolidated financial statements........................................... F-1

                               -----------------

You should rely only on the information contained in this prospectus or to which we have referred you. We and the selling shareholder have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information you should not rely on it. The information in this document is only accurate at the date of this prospectus, and our business, results of operations and financial condition may change after the date of this prospectus.

We have prepared this prospectus on the basis of information that we have or have obtained from sources we believe to be reliable. The discussions of documents referred to in this prospectus summarize those documents and we refer you to those documents for more complete information. You should consult your own legal, tax and business advisors regarding an investment in our ADSs.

The selling shareholder is not, and the underwriters are not, making an offer to sell the securities in a jurisdiction or state where such offer is not permitted.

We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of ADSs and the distribution of this prospectus outside of the United States.

No offer or sale of ADSs may be made to the public in Brazil except in circumstances which do not constitute a public offer or distribution under Brazilian laws and regulations. Any offer or sale in Brazil to non-Brazilian residents may be made only under circumstances that do not constitute a public offer or distribution under Brazilian laws and regulations.

                               -----------------

                         Certain terms and conventions

As used in this prospectus, references to:

.. "VCP," "we," "our" and "us" are to Votorantim Celulose e Papel S.A. and its consolidated subsidiaries (unless the context otherwise requires);

.. "Votorantim group" are to the group of companies, including VCP, controlled by the Ermirio de Moraes family;

..  the "Brazilian government" are to the federal government of the Federative
   Republic of Brazil;

.. "real," "reais" or "R$" are to Brazilian reais, the official currency of Brazil;

..  "U.S.$," "dollars" or "U.S. dollars" are to United States dollars;

.. "ton" are to one metric ton (1,000 kilograms). One kilogram equals approximately 2.2 pounds;

.. "ADSs" are to our American depositary shares, each representing 500 shares of our acoes preferenciais, or preferred shares; and

.. "CVM" are to the Comissao de Valores Mobiliarios, the Brazilian securities commission.

Unless otherwise specified, share amounts in this prospectus do not reflect the exercise of the underwriters' over-allotment option.

One hectare equals approximately 2.471 acres and one kilometer equals approximately 0.621 miles.

References in this prospectus to nominal production capacity or production capacity mean annual projected capacity for which the facility was designed, with the facility operating under optimal conditions, 24 hours a day for 365 days a year and subject to reductions in rates of production for scheduled maintenance only. Actual production capacity will vary depending on operating conditions, the grades of pulp or paper produced and other factors.

We make statements in this prospectus about our competitive position and market share in, and the market size of, the pulp and paper industry. We have made these statements on the basis of statistics and other information from third-party sources that we believe are reliable. We derive this third-party information principally from reports published by BRACELPA--Associacao Brasileira de Celulose e Papel (the Brazilian Association of Pulp and Paper), or Bracelpa. Although we have no reason to believe any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share, market size or market growth data provided by third parties or by industry or general publications.

                     Presentation of financial information

We have prepared our consolidated financial statements included in this prospectus in conformity with generally accepted accounting principles in the United States, or U.S. GAAP.

At June 7, 2002, the commercial market rate for purchasing U.S. dollars was R$2.6708 to U.S.$1.00. The commercial selling rate is used in this prospectus rather than the noon buying rate in New York City as reported by the Federal Reserve Bank of New York because the noon buying rate was not consistently reported for reais during the periods shown in this prospectus. See "Exchange rates" for information regarding exchange rates applicable to the Brazilian currency since 1997.

Our reporting currency for all periods is the U.S. dollar. Our functional currency prior to 1998 was required to be the U.S. dollar under Statement of Financial Accounting Standards No. 52--"Foreign Currency Translation," but, beginning in 1998, we changed our functional currency to the real. We made this change because, in accordance with SFAS No. 52, a company operating in an environment that is not highly inflationary must determine its functional currency based on a number of factors. Beginning in 1998, the Brazilian economy was no longer highly inflationary because the increase in the general price index was measured at less than 100% over the previous three years. Therefore, under SFAS No. 52, we determined our functional currency, typically the currency in which a company generates and expends cash, based upon factors including cash flow, sales price, sales market, expenses, financing, intercompany transactions and management focus, to be the real.

                               -----------------

We are a corporation duly incorporated under the laws of Brazil with unlimited duration. We have the legal status of a sociedade por acoes, a stock corporation, operating under the Brazilian corporate law.

We maintain our books and records in reais and prepare our financial statements in accordance with accounting principles prescribed by Law No. 6,404 of December 15, 1976, as amended, or the Brazilian corporate law.

                              Prospectus summary

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our ADSs. You should read this entire prospectus, especially the information set forth in "Risk factors" and our consolidated financial statements and the notes thereto, before making an investment decision.

Votorantim Celulose e Papel S.A.

We are one of the largest pulp and paper products companies in Latin America and the leading Brazilian producer of wood-free printing and writing papers and specialty papers. We produce eucalyptus pulp, which is a high quality variety of hardwood pulp, from our hardwood forests and sell approximately 40% of our pulp production to third parties. We use the remainder of our pulp production internally to manufacture coated and uncoated printing and writing papers, carbonless papers, thermal papers and other specialty papers. We sold approximately 91,393 tons of pulp and approximately 134,859 tons of paper in the first three months of 2002. We produced approximately 807,761 tons of pulp and approximately 551,400 tons of paper in 2001, representing 14.7% of Brazilian pulp production and 7.5% of Brazilian paper production. For the three months ended March 31, 2002, our sales of printing and writing paper were 114,404 tons, and our sales of carbonless, thermal and other specialty papers were 20,455 tons. Our 2001 production of 488,400 tons of printing and writing paper represented 22.7% of total Brazilian printing and writing paper production, and our 2001 production of approximately 63,000 tons of carbonless, thermal and other specialty papers accounted for 37.2% of total Brazilian production of those products.

We have the current capacity to produce 850,000 tons of pulp and 655,000 tons of paper annually. We are adding an additional 530,000 tons of pulp production capacity at our Jacarei plant, which we expect to become operational in January 2003, at a total cost of approximately U.S.$550 million. All of our hardwood supplies come from approximately 160,000 hectares of land located in the state of Sao Paulo. We own approximately 64% of this land, and lease the remainder from third parties, including other Votorantim group companies.

We are active in both the domestic and export markets. At March 31, 2002, we earned 70% of our revenues from domestic sales and approximately 30% from export sales. In 2001, we earned approximately 68% of our revenues from domestic sales and approximately 32% from export sales, primarily to North America, Europe and Asia. For the three months March 31, 2002 and at December 31, 2001, 55% and 57% respectively, of our pulp and paper sales volume were directed to the domestic market. We earned net income of U.S.$44 million in the first quarter of 2002 on net sales of U.S.$153 million, compared to net income of U.S.$55 million on net sales of U.S.$180 million in the first quarter of 2001. For the three months ended March 31, 2002, our total assets were U.S.$2.4 billion, our long-term debt was U.S.$1.0 billion and our shareholders' equity was U.S.$1.2 billion. We earned net income of U.S.$192 million in 2001 on net sales of U.S.$654 million, compared to net income of U.S.$249 million on net sales of U.S.$774 million in 2000. At December 31, 2001, our total assets were U.S.$2.3 billion, our long-term debt was U.S.$973 million and our shareholders' equity was U.S.$1.1 billion.

In November 2001, we purchased 28.0% of the voting shares (representing 12.35% of the total capital) of Aracruz Celulose S.A., a Brazilian pulp exporter, for approximately U.S.$370 million. In 2001, Aracruz sold 1,301,000 tons of pulp, 97% consisting of exports primarily to North America,

Europe and Asia. Aracruz earned net income of U.S.$18 million on net sales of U.S.$574 million in 2001, compared to net income of U.S.$202 million on net sales of U.S.$781 million in 2000. We acquired our interest in Aracruz in order to increase our presence in the international pulp market, and we do not expect to have significant operational involvement at Aracruz at this time. This acquisition is subject to approval by the Brazilian antitrust authorities.

We are a member of the Votorantim group of Brazil, and all of our voting shares are held indirectly by members of the Ermirio de Moraes family, which founded and controls the group. The Votorantim group is a diversified industrial group with interests in cement, aluminum, pulp and paper, financial services, chemicals and agribusiness. The group conducts its pulp and paper activities primarily through us, and in 2001, pulp and paper accounted for approximately 20% of the group's net operating revenues (measured under Brazilian corporate law). We lease approximately 23% of our eucalyptus forests from other Votorantim group companies and engage in other commercial and financial transactions with members of the group. In addition, we and other members of the Votorantim group jointly and severally guarantee U.S.$400 million 8.5% notes due 2005 issued by Voto-Votorantim.

Our business is subject to a number of risks, including those described under "Risk factors." We operate in a highly competitive, commoditized industry that is characterized by cyclicality, and we are affected by developments in the Brazilian and global economies.

Our preferred shares are traded on the Sao Paulo Stock Exchange and, in the form of American depositary shares, on the New York Stock Exchange. At May 31, 2002, our market capitalization was U.S.$1.54 billion, of which U.S.$654 million represented preferred shares held by investors not affiliated with our controlling shareholders.

Our strengths

We have established our position in the Brazilian pulp and paper industry building on the following competitive strengths:

We are a low-cost producer of pulp.

We are one of the world's lowest-cost producers of pulp. In 2001, our pulp cash production cost was U.S.$152 per ton. Cash production cost consists of total production costs less depreciation and depletion. Several factors account for this, including:

  . Short harvest cycles. Climate and soil conditions in Brazil enable us to harvest our eucalyptus trees in only seven years, while harvest cycles for eucalyptus trees in Portugal and Spain range from 12 to 15 years and harvest cycles for other species of hardwood trees in other regions range from 25 to 70 years. This short harvest cycle increases our forest yield, reduces the amount of timberland needed to supply our wood requirements, and reduces our production costs.

  . Use of cloning technology. In our forestry operations we make extensive use of cloning technology in order to yield greater tree uniformity, which in turn facilitates our planting, growing, felling, stacking and transportation activities. Primarily because of the cloning methods we employ, our annual forest productivity increased from 30 cubic meters per hectare in 1987 to between 45 and 50 cubic meters per hectare in 2001.

  . Low transportation costs. We control our transportation costs by siting our plants near our forests and conducting substantially all of our activities in the state of Sao Paulo, which is the largest consumer market in Brazil. Our forests are located an average distance of 210 kilometers from our pulp mills. For our pulp and paper exports, we use the port facilities at Santos, in the state of Sao Paulo, which is located an average distance of 200 kilometers from our mill facilities and is equipped with modern freight handling and shipment machinery. In order to accommodate the increase in pulp production capacity we are undertaking at our Jacarei plant, we are increasing our warehouse capacity by 48% at the port of Santos.

  . Low energy costs. We generate approximately 83% of our production power requirements primarily from recycling by-products from the pulp production process. We believe that this leads to substantial savings compared to purchasing energy in the open market, and also decreases our exposure to potential shortages in the Brazilian energy market.

We are self-sufficient in wood.

We do not depend on outside sources of supply for our timber requirements, and fluctuations in the price of timber have little effect on us. We obtain all of our wood from approximately 160,000 hectares of land in the state of Sao Paulo. We own approximately 64% of this land, with the remaining 36% leased from third parties, including other companies of the Votorantim group. Approximately 67% of this land consists of planted eucalyptus forest, approximately 28% is reserved for preservation and the remainder is used for other activities. Given our current and anticipated production capacity, and the land that we expect to be able to acquire through purchase or lease renewal, we expect to continue to be self-sufficient in our wood requirements for the foreseeable future.

We have an effective sales and distribution network.

Our internal sales personnel handles most of our domestic pulp sales and domestic paper sales to larger clients. In addition, we distribute our paper products throughout Brazil through KSR, our paper distribution division. Currently, KSR distributes approximately 21% of our paper products destined for the domestic market, making KSR the largest paper distributor in Brazil. KSR's distribution network consists of 32 branch offices strategically located in Brazil and a workforce composed of 190 independent sales agents. KSR also inaugurated its e-commerce portal in January 2001, which enables customers to make purchases online.

We have a professional, proven and experienced management team that takes advantage of developments in information technology.

Our management team is comprised of seasoned industry professionals who have experience operating through multiple business cycles in the pulp and paper industry. Our management team has been at the forefront of the Brazilian pulp and paper industry in taking advantage of information technology in all aspects of our business, from forestry operations and manufacturing to information systems. We have recently upgraded our management software in order to better integrate our day-to-day operations, facilitate decision-making and reduce inefficiencies. Our integrated information systems link our operations from production to managerial functions.

Our strategy

We intend to focus on steady and sustained growth, building on our competitive strengths in order to become a leader in the international pulp market and to maintain our leadership in the Brazilian coated paper market. The principal components of our strategy are to:

.. expand our presence in the international pulp market;

.. maintain our leadership position in the growing Brazilian market for wood-free printing, writing, copying and specialty papers;

.. shift our sales mix towards higher margin paper products;

.. increase our operating efficiencies; and

.. expand our production capacity through mill expansion and strategic acquisitions to meet increased demand in the domestic and export markets.

Expand our presence in the international pulp market

We intend to take advantage of our competitive strengths to increase our position as a global player in the pulp market. In 2001, we sold approximately 75% of our market pulp tonnage outside of Brazil, compared to 2% when we began exporting in 1996. The high forest yields due to climate and soil conditions in Brazil, the short harvest cycle, the high productivity and sustainability of our forest operations and our use of cloning methods are important competitive advantages over producers in many other countries, and allow us to play an active and competitive role in the global pulp market. Our investment in Aracruz reinforces our presence in the international pulp market.

Maintain our leadership position in the growing Brazilian regional market for wood-free printing, writing, copying and specialty papers

We are currently a market leader for coated wood-free printing, writing and specialty papers in Brazil with a 40% market share in Brazil. We are also a market leader for uncoated printing and writing paper, with a 22% market share in Brazil. We are also increasing sales in our new line of coated cut-size papers launched in 2000, which allows for high quality and resolution printing and is targeted at the small and home office market. In order to consolidate our market position, we have established relationships with significant customers aiming to improve our ability to customize products and to develop innovative services. We increased our cut-size capacity in the Luiz Antonio mill to be able to meet the demand for both domestic and international markets.

Shift our sales mix towards higher margin paper products

We believe that an improved product mix with more value-added products can increase operating margins even if average paper prices do not improve significantly. In addition, these products are less subject to cyclical price variations. Therefore, we seek to increase our production of value-added paper products, such as coated, thermal, carbonless and other specialty papers; our sales of these papers increased to approximately 47% of our net revenues from sales of paper in 2001, from approximately 33% in 1997. We are producing higher margin products to replace products that Brazilian consumers previously had to import, such as beer and soft drink beverage labels. We have developed our production facilities for thermal and carbonless papers through an alliance with a leading producer in the area, Oji Paper Co., Ltd. of Japan, which allows us to benefit from Oji Paper's technology. We will continue to work closely with our customers to develop new products.

Increase our operating efficiencies

We intend to remain a low-cost producer of pulp and paper by continuing our ongoing program to increase operating efficiencies and reduce unit operating costs. We will continue to:

.. focus on reducing wood costs through increased eucalyptus yields and reduced harvesting costs;

.. focus on improving the efficiency of our operations through investment in harvesting equipment, production facilities and advanced information technology; and

.. improve information flow to facilitate decision-making.

Expand our production capacity through mill expansion and strategic acquisitions to meet increased demand in the domestic and export markets

Between 1994 and 2001, the average annual rate of paper consumption in Brazil increased by 5.7% per year. In recent years, there has been a marked increase in paper consumption in Brazil. We believe that demand for pulp and paper in the domestic and export markets will continue to grow over time. We therefore are increasing our pulp production capacity through our U.S.$550 million expansion project at our Jacarei mill, which will boost our pulp production capacity to 1.4 million tons annually. At March 31, 2002, we had invested U.S.$282 million in this project, which we expect will become operational in January 2003. We also closely monitor the evolution of the Brazilian and global pulp and paper industry. We continue to pursue growth opportunities to create value for our shareholders through strategic acquisitions, and we intend to be a participant in the continuing consolidation among pulp and paper producers, both domestically and internationally.

                               -----------------

Our principal executive offices are located at Alameda Santos 1357 - 8(degrees) andar, 01419-908, Sao Paulo, Sao Paulo, Brazil. Our telephone number is (011-55-11) 3269-4000. We maintain a website at www.vcp.com.br. Information contained on our website does not constitute a part of this prospectus.

                                 The offering

Securities offered............ 7,516,520 ADSs (or its equivalent in preferred shares) are being offered in a global offering. Of this total, the
                               underwriters are offering        ADSs in the United States
                               and other jurisdictions outside Brazil, and the Brazilian
                               underwriters are offering        preferred shares (the
                               equivalent of        ADSs) in Brazil.

Selling shareholder........... BNDES Participacoes S.A.--BNDESPAR.

Over-allotment option......... The selling shareholder has granted the underwriters an option to purchase up to an additional 1,127,478 ADSs (or
                               its equivalent in preferred shares), solely to cover over-
                               allotments.

The ADSs...................... Each ADS represents 500 preferred shares that have been deposited with The Bank of New York, as depositary.

Our capital stock............. Our capital stock is divided into common shares and preferred shares. Each share of capital stock represents the same economic interest, except that the preferred shares
                               are entitled to the preferences described under
                               "Description of capital stock--Preferences of preferred
                               shares." The preferred shares do not have voting rights
                               except under the limited circumstances described under
                               "Description of capital stock--Voting rights." Therefore,
                               the ADSs generally do not have voting rights.

                               Our outstanding capital stock before and after this offering is as follows:

                               21,140,490,321 common shares
                               17,018,309,232 preferred shares
                               38,158,799,553 total shares

Use of proceeds............... We will not receive any proceeds from the sale of ADSs by the selling shareholder.

Voting rights................. Holders of the preferred shares and, consequently, holders of ADSs do not have voting rights except in limited
                               circumstances. See "Description of capital stock--Voting
                               rights."

Lock-up....................... We and each of our directors, executive officers and common shareholders have agreed, for 90 days following
                               the date of this prospectus, not to offer, sell, offer to sell, contract to sell, or otherwise dispose of any shares of our capital stock, or any securities convertible into or


                               exchangeable for or any other rights to purchase or
                               acquire shares of our capital stock, including ADSs, without the prior written consent of J.P. Morgan Securities Inc.

                               In addition, the selling shareholder has agreed, for 90 days following the date of this prospectus, not to offer, sell, offer to sell, contract to sell or otherwise dispose of any of our preferred shares, or any securities convertible into or exchangeable for or any other rights to purchase or
                               acquire our preferred shares, including ADSs, without the
                               prior written consent of J.P. Morgan Securities Inc. This
                               lock-up will not apply to up to 75 million preferred shares
                               (the equivalent of up to 150,000 ADSs) held by the selling shareholder which may be contributed to an investment
                               fund intended to track the performance of the Sao Paulo
                               Stock Exchange Index.

Listing and trading markets... The ADSs are listed on the New York Stock Exchange under the symbol "VCP." The preferred shares are listed on the
                               Sao Paulo Stock Exchange under the symbol "VCPA4."

Dividend policy............... We intend to declare and pay dividends and/or interest on shareholders' equity as required by the Brazilian corporate law and our by-laws. The declaration of annual dividends,
                               including dividends in excess of the mandatory
                               distribution, requires approval by our common
                               shareholders, and will depend on many factors. These
                               factors include our results of operations, financial
                               condition, cash requirements, future prospects and other
                               factors deemed relevant by our common shareholders. See
                               "Dividends and dividend policy."

Risk factors.................. See "Risk factors" and the other information included in this prospectus for a discussion of factors you should
                               consider before deciding to invest in the ADSs.

Expected timetable for the offering

Commencement of marketing of the offering................................ July 1, 2002
Announcement of offer price.............................................. July 18, 2002
Allocation of ADSs and preferred shares.................................. July 18, 2002
Settlement and delivery of ADSs and preferred shares..................... July 22, 2002

Depending on market conditions, this expected timetable may be modified.

For information on how to purchase ADSs in this offering, you may contact J.P. Morgan Securities Inc., the representative of the underwriters, at 277 Park Avenue, New York, New York 10172.

                         Summary financial information

The following table presents our summary financial and other information at the dates and for each of the periods indicated. The financial information at and for the three months ended March 31, 2002 has been derived from our unaudited condensed financial statements reviewed by PricewaterhouseCoopers Auditores Independentes, Brazil, independent accountants, included elsewhere in this prospectus, and the financial information at and for the three months ended March 31, 2001 has been derived from our unaudited condensed financial statements reviewed by Ernst & Young Auditores Independentes S.C., all of which, in the opinion of management, reflect all adjustments which are of a normal recurring nature necessary for a fair presentation of the results for such periods. The results of operations for the three months ended March 31, 2002 are not necessarily indicative of the operating results to be expected for the entire year ending December 31, 2002. The summary financial information at and for the years ended December 31, 1997, 1998, 1999, 2000 and 2001 is derived from our consolidated financial statements audited by Ernst & Young Auditores Independentes S.C., independent public accountants, included elsewhere in this prospectus.

You should read the information below in conjunction with our audited and unaudited consolidated financial statements and the notes thereto included elsewhere in this prospectus, as well as "Presentation of financial information," "Selected financial information" and "Management's discussion and analysis of financial condition and results of operations."

-------------------------------------------------------------------------------------------------------------------------
                                                                                                         Three months
                                                                 Year ended December 31,                ended March 31,
                                                    ------------------------------------------------  ------------------
(U.S. dollars in millions, except for share data)        1997      1998      1999      2000      2001      2001      2002
-------------------------------------------------------------------------------------------------------------------------
Statement of income data (U.S. GAAP)
Net operating revenue:
Domestic sales..................................... U.S.$391  U.S.$393  U.S.$392  U.S.$537  U.S.$443  U.S.$112  U.S.$107
Export sales.......................................      205       207       196       237       211        68        46

                                                    --------  --------  --------  --------  --------  --------  --------
Total net sales....................................      596       600       588       774       654       180       153

Operating costs and expenses:
Cost of sales......................................      451       435       322       371       344        91        85
Selling, marketing, general and administrative.....      102       105        89        91        88        22        21
Other operating expenses (income), net.............       (4)        3         1        (2)        5         1         4

                                                    --------  --------  --------  --------  --------  --------  --------
Total..............................................      549       543       412       460       437       114       110

                                                    --------  --------  --------  --------  --------  --------  --------
Operating profit...................................       47        57       176       314       217        66        43

                                                    --------  --------  --------  --------  --------  --------  --------
Non-operating income (expenses):
Financial income, net..............................       40        27        13        29        32         8         9
Translation losses.................................      (36)       --        --        --        --        --        --
Foreign exchange gains (losses), net...............       --       (54)      (69)      (14)       (8)      (15)        5
Gain on sale of investee...........................       --        --        13        --        --        --        --

                                                    --------  --------  --------  --------  --------  --------  --------
Total..............................................        4       (27)      (43)       15        24        (7)       14

                                                    --------  --------  --------  --------  --------  --------  --------
Income before income tax, equity income (loss) of
 investees and cumulative effect of accounting
 exchange..........................................       51        30       133       329       241        59        57
Income tax expense.................................      (10)      (14)      (35)      (80)      (59)      (14)      (12)

                                                    --------  --------  --------  --------  --------  --------  --------
Income before equity income (loss) of investees and
 cumulative effect of accounting change............       41        16        98       249       182        45        45
Equity income (loss) of investees..................        1        (1)        1        --        --        --        (1)

                                                    --------  --------  --------  --------  --------  --------  --------
Income before cumulative effect of accounting
 change............................................       42        15        99       249       182        45        44
Cumulative effect of accounting change, net of tax.       --        --        --        --        10        10        --

                                                    --------  --------  --------  --------  --------  --------  --------
Net income......................................... U.S.$ 42  U.S.$ 15  U.S.$ 99  U.S.$249  U.S.$192  U.S.$ 55  U.S.$  4

----------------------------------------------------------------------------------------------------------------------------------

                                                                              Year ended December 31,
                                                  -------------------------------------------------------------------------------
(U.S. dollars in millions, except for share data)            1997            1998            1999            2000            2001
----------------------------------------------------------------------------------------------------------------------------------
Net income applicable to preferred shares........ U.S.$        19 U.S.$         7 U.S.$        45 U.S.$       116 U.S.$        90
Net income applicable to common shares...........              23               8              54             133             102
                                                  --------------- --------------- --------------- --------------- ---------------
Net income....................................... U.S.$        42 U.S.$        15 U.S.$        99 U.S.$       249 U.S.$       192
----------------------------------------------------------------------------------------------------------------------------------

Basic earnings per 500 shares (in U.S.$):/(1)/
Preferred........................................ U.S.$      0.58 U.S.$      0.21 U.S.$      1.41 U.S.$      3.45 U.S.$      2.65
Common...........................................            0.52            0.19            1.28            3.13            2.41

Basic earnings per 1,000 shares (in U.S.$):/(1)/
Preferred........................................            1.15            0.42            2.81            6.89            5.31
Common...........................................            1.04            0.38            2.56            6.27            4.83

Weighted average number of shares
 outstanding (in thousands):
Preferred........................................      17,182,207      16,607,199      15,973,367      16,867,058      16,946,809
Common...........................................      21,140,490      21,140,490      21,140,490      21,140,490      21,140,490

Dividends per 1,000 shares (in U.S.$):/(2)/
Preferred........................................ U.S.$      0.49 U.S.$      0.24 U.S.$      0.16 U.S.$      0.65 U.S.$      1.02
Common...........................................            0.49            0.22            0.15            0.59            0.93

---------------------------------------------------------------------------------
                                                           Three months
                                                          ended March 31,
                                                  -------------------------------
(U.S. dollars in millions, except for share data)            2001            2002
---------------------------------------------------------------------------------
Net income applicable to preferred shares........ U.S.$        26 U.S.$        21
Net income applicable to common shares...........              29              23
                                                  --------------- ---------------
Net income....................................... U.S.$        55 U.S.$        44
---------------------------------------------------------------------------------

Basic earnings per 500 shares (in U.S.$):/(1)/
Preferred........................................ U.S.$      0.76 U.S.$      0.61
Common...........................................            0.69            0.55

Basic earnings per 1,000 shares (in U.S.$):/(1)/
Preferred........................................            1.52            1.21
Common...........................................            1.38            1.10

Weighted average number of shares
 outstanding (in thousands):
Preferred........................................      16,946,809      17,006,687
Common...........................................      21,140,490      21,140,490

Dividends per 1,000 shares (in U.S.$):/(2)/
Preferred........................................              --              --
Common...........................................              --              --

----------------------------------------------------------------------------------------------------------------------
                                                             At December 31,                         At March 31,
                                          ------------------------------------------------------ ---------------------
(U.S. dollars in millions)                      1997       1998       1999       2000       2001       2001       2002
----------------------------------------------------------------------------------------------------------------------
Balance sheet data:
Cash and cash equivalents................ U.S.$  435 U.S.$  279 U.S.$  176 U.S.$  489 U.S.$  172 U.S.$  410 U.S.$  171
Held-to-maturity investments/(3)/........         45        269        174         17        364         18        374
Property, plant and equipment, net.......      1,580      1,496      1,032        997      1,100        941      1,160
Equity investees.........................         --         --         --         --        371         --         --
Total assets.............................      2,401      2,416      1,806      1,790      2,321      1,667      2,399
Short-term debt/(4)/.....................         78         76         82         74         69         76         74
Long-term debt, including current portion        791        843        601        455        973        383      1,004
Shareholders' equity.....................      1,434      1,373      1,019      1,134      1,107      1,077      1,154

--------------------------------------------------------------------------------------------------------------------------
                                                                                                        Three months
                                                        Year ended December 31,                        ended March 31,
                                      -----------------------------------------------------------  ----------------------
(U.S. dollars in millions, except for
percentages)                                 1997        1998        1999        2000         2001        2001        2002
--------------------------------------------------------------------------------------------------------------------------
 Other financial data (U.S. GAAP):
 Gross margin........................      24.3%       27.5%       45.2%       52.1%        47.4%       49.4%       44.4%
 Operating margin....................       7.9%        9.5%       29.9%       40.6%        33.2%       36.7%       28.1%
 EBITDA/(5)/......................... U.S.$  120  U.S.$  133  U.S.$  239  U.S.$  377  U.S.$   269  U.S.$   81  U.S.$   57
 Capital expenditures/(6)/...........        150         120          84         125          309          58          80
 Investment in equity investee/(7)/..         --          --          --          --          370          --          --
 Depreciation and depletion..........         73          76          63          63           52          15          14
 Cash flow provided by (used in):
    Operating activities.............        117         150         205         381          234          88          56
    Investing activities.............       (166)       (349)        (45)        101       (1,002)        (58)        (87)
    Financing activities.............        155          51        (180)       (143)         525         (67)         30

-----------------------------------------------------------------------------------
                                                                    Three months
                                         Year ended December 31,    ended March 31,
                                      ----------------------------- ---------------
                                       1997  1998  1999  2000  2001  2001    2002
-----------------------------------------------------------------------------------
Operational data:
Number of employees (at period end).. 4,312 3,840 3,682 3,658 3,767 3,672   3,695
Nominal production capacity
 (thousand metric tons):
   Pulp..............................   680   800   800   800   800   800     850
   Paper.............................   580   635   635   655   655   655     655
-----------------------------------------------------------------------------------
                                                                    Three months
                                         Year ended December 31,    ended March 31,
                                      ----------------------------- ---------------
                                       1997  1998  1999  2000  2001  2001    2002
-----------------------------------------------------------------------------------
Sales volumes (thousand metric tons):
Domestic market:
  Market pulp........................   103    90    84   100    85    25      22
  Paper..............................   284   306   369   424   437    90     103
   Printing and writing..............   223   239   299   337   357    70      83
   Thermal and carbonless............    30    37    43    49    52    12      13
   Other specialty papers/(8)/.......    31    30    27    38    28     8       7
International market:
  Market pulp........................    75   177   232   240   258    60      69
  Printing and writing paper.........   215   172   137   105   133    42      31
-----------------------------------------------------------------------------------

(1) Based on the weighted average number of shares outstanding for each period. For additional information on earnings per share, see note 2(j) to our consolidated financial statements.
(2) Based on declared cash dividends, which are declared in reais, translated to U.S. dollars on the date of payment and divided by the number of shares outstanding on the date declared. At March 31, 2001 and 2002, no dividends had been declared.
(3) Includes current and non-current portions.
(4) Excludes current portion of long-term debt.
(5) EBITDA means earnings before financial income, financial expenses, translation (losses) gains, foreign exchange (losses) gains, gain on sale of investee, income taxes, equity income (loss) of investees, cumulative effect of accounting change, net of tax, depreciation, amortization and depletion. EBITDA is a non-U.S. GAAP measurement. This measure does not represent cash flow for the periods presented and should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flows as a source of liquidity. Our EBITDA (as defined above) may not be comparable with EBITDA as defined by other companies. Although EBITDA (as defined above) does not provide a U.S. GAAP measurement of operating cash flows due to its accrual accounting basis, it is commonly used by financial analysts and others in the pulp and paper industry.
(6) Represents cash expenditures for acquisition of property, plant and equipment, excluding the investment in Aracruz Celulose S.A.
(7) Includes the excess of the cost of investment in Aracruz Celulose S.A. over the fair value of net assets, which amounted to U.S.$155 million determined on the acquisition of a 12.35% interest in the total capital of Aracruz Celulose S.A. Consistent with the SFAS No. 142 "Goodwill and Other Intangible Assets," this excess has not been amortized.
(8) Includes sales of third-party products by KSR and sales of specialty papers produced at the Mogi das Cruzes mill.

                                 Risk factors

You should carefully consider the risks described below, as well as the other information contained in this prospectus, in evaluating an investment in our ADSs. Our business, results of operations or financial condition could be harmed if any of these materializes and, as a result, the trading price of the ADSs could decline and you could lose a substantial part of your investment.

We have included information in these risk factors concerning Brazil to the extent that information is publicly available to us. We believe this information is reliable, but we cannot guarantee that it is accurate.

Risks relating to VCP and the pulp and paper industry

The market prices for our products are cyclical.

The prices we are able to obtain for our products depend on prevailing world prices for market pulp and paper. World prices have historically been cyclical, subject to significant fluctuations over short periods of time depending on a number of factors, including:

.. worldwide demand for pulp and paper products;

.. worldwide production capacity and inventories;

.. the strategies adopted by major pulp and paper producers; and

.. the availability of substitutes for our products.

All of these factors are beyond our control. After reaching a peak of approximately U.S.$700 per ton in the second half of 2000, market pulp prices began to fall in 2001 due primarily to a significant drop in demand and a slowdown of the U.S. economy. During the second half of 2001, market pulp prices declined to approximately U.S.$400 per ton. In the fourth quarter of 2001, market pulp prices began to increase as a result of the industry-wide decline in inventory. In the first quarter of 2002, pulp prices remained stable due to an increase in inventory to 1.9 million tons in North America and Scandinavia at the end of January. In the second quarter of 2002, due to increased demand and relatively lower inventory, pulp prices began to increase and reached U.S.$450 per ton in the beginning of May. The price of paper products, although less volatile than the price of pulp, experiences fluctuations in response to fluctuations in pulp prices.

It is possible that market prices for pulp and paper will decline further in the future, or that there will not be sufficient demand for our products to enable us to operate our production facilities in an economical manner.

We face significant competition in some of our lines of business, which may adversely affect our market share and profitability.

The pulp and paper industry is highly competitive. Competitive features within the industry include the following:

.. in coated paper, we face competition from larger international companies that have greater ability to support possible strategic expenditures directed to increase market share; and

.. in the international pulp and paper markets, we compete with larger competitors that have greater financial strength and higher production capacities.

Traditionally, imports of pulp and paper have not provided substantial competition for us in Brazil due to, among other factors, tariff rates on those products. If the Brazilian government decreases import tariffs, we may face a sudden increase in competition in the domestic market by foreign producers.

In addition, most markets are served by several suppliers, often from different countries. Many factors influence our competitive position, including mill efficiency and operating rates, and the availability, quality and cost of wood, energy, chemicals and labor. Some of our competitors have greater financial, marketing and other resources, larger customer bases and greater breadth of product offerings than we do. If we are unable to remain competitive with these producers in the future, our market share may be adversely affected. In addition, downward pressure on the prices of pulp and paper by our competitors may affect our profitability.

Delays in the expansion of our facilities may affect our costs.

As part of our strategy to increase our international market share and improve our competitiveness through greater economies of scale, we are expanding our pulp production capacity at the Jacarei mill by 530,000 tons, raising our total current annual installed capacity from 850,000 to 1.4 million tons per year by January 2003. The project is currently on schedule and we expect to begin our operations in January 2003. The Jacarei expansion involves various risks. These risks include engineering, construction, regulatory and other significant risks that may delay or prevent the successful completion or operation of the project or significantly increase our costs. Our ability to successfully complete any expansion project on time is also subject to financing and other risks.

We may be adversely affected because:

.. we may not be able to complete our expansion project on time or within a determined budget;

.. our new or modified facilities may not operate at designed capacity or may cost more to operate than we expect; and

..  we may not be able to sell our additional production at attractive prices.

We may be adversely affected by the imposition and enforcement of more stringent environmental regulations that would require us to spend additional funds.

We are subject to stringent environmental laws and regulations in Brazil governing air emissions, effluents discharges, solid wastes, odor and reforestation, and certain of our operations are required to be permitted by governmental agencies implementing these laws and regulations and pollution control policies. Changes in these laws and regulations could adversely affect us. If we violate or fail to comply with these laws, regulations and permits, we could be fined or otherwise sanctioned by regulators, or our permits could be revoked and our ability to operate could be suspended or otherwise adversely affected. In addition, noncompliance with these laws, regulations and permits could result in criminal sanctions for us and for our employees. We could also be responsible for related environmental remediation costs, which costs could be substantial.

It is possible that the relevant legislatures and/or governmental agencies will pass new laws or impose additional laws and regulations even more stringent than the ones currently in force, or will seek a more stringent interpretation of existing laws and regulations that would require us to spend additional funds on environmental matters or limit our ability to operate as we currently do. In addition, these actions could increase the costs associated with renewing existing permits or applying for new ones. There can be no assurance that these additional funds or costs will not be material.

Our insurance coverage may be insufficient to cover our losses in cases of damage to our forests.

Our insurance may be insufficient to cover losses that we might incur. We have comprehensive insurance with leading insurers to cover damages to our mills caused by fire, general third-party liability for accidents and operational risks, as well as international and domestic transportation. However, we do not maintain insurance coverage against fire, disease and other risks to our forests. In each of the past three years, forest fires have resulted in damage to less than 0.1% of our total planted area. The occurrence of losses or other liabilities that are not covered by insurance or that exceed our insurance limits could result in significant unexpected additional costs.

If we are unable to manage potential problems and risks related to acquisitions and alliances, our business and growth prospects may suffer.

We may, as part of our business strategy, acquire other businesses in Brazil or elsewhere or enter into alliances. Our management is unable to predict whether or when any prospective acquisitions or alliances will occur, or the likelihood of a material transaction being completed on favorable terms and conditions. Our ability to continue to expand successfully through acquisitions or alliances depends on many factors, including our ability to identify acquisitions and negotiate and close transactions. Even if we complete future acquisitions:

.. we could fail to successfully integrate the operations, services and products of any acquired company;

.. we could fail to select the best partners or fail to effectively plan and manage any alliance strategy;

..  the acquisitions could increase our costs;

..  our management's attention could be diverted from other business concerns;
   and

..  we could lose key employees of the acquired company.

The world pulp and paper industry is undergoing consolidation, and many companies compete for acquisition and alliance opportunities in our industry. Some of our competitors have greater financial and other resources than we do. This may reduce the likelihood that we will be successful in completing acquisitions and alliances necessary for the expansion of our business. In addition, any major acquisition we consider may be subject to regulatory approval. We may not be successful in obtaining required regulatory approvals on a timely basis or at all.

We are controlled by a defined group of individuals who have the power to control all our subsidiaries and us.

We are controlled by the Ermirio de Moraes family, which indirectly controls all of our outstanding common voting shares. Consequently, our controlling shareholders have the power to control us and all of our subsidiaries, including the power to:

..  elect our directors; and

.. determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and dispositions and the timing and payment of any future dividends.

We engage in, and expect from time to time in the future to engage in, commercial and financial transactions with our controlling shareholders or their affiliates. Commercial and financial transactions between us and our affiliates create the potential for, or could result in, conflicting interests. For a discussion of certain related party transactions, see "Transactions with related parties."

Various other risks could have a material adverse effect on our financial results.

Our operations are subject to various other risks affecting our forests and manufacturing processes, including fire, drought, disease, climate changes, electrical failures and factory explosions, which could have a material adverse effect on our financial results.

We rely on third parties for some of our technology.

We rely on third parties for the technology we use to make some of our value-added paper products. For example, Oji Paper of Japan has granted us the right to use its technology to manufacture and sell certain carbonless and thermal papers in Brazil and to sell these products in some other territories. This agreement is scheduled to expire in 2004. Although we have no reason to believe that Oji Paper will not allow us to renew this agreement on commercially reasonable terms, Oji Paper is not obligated to do so. If a third-party licensor of technology that we use refused to continue licensing its technology to us, our results of operations could be adversely affected.

Risks relating to Brazil

Brazilian economic and political conditions have a direct impact on our business and the market price of our preferred shares and ADSs.

Our operations are conducted in Brazil, and, in 2001, we sold approximately 57% of our products in terms of volume to Brazilian customers. Accordingly, our financial conditions and results of operations are substantially dependent on economic conditions in Brazil. Brazil's gross domestic product grew by 3.0% in 1997, 0.2% in 1998, 0.8% in 1999, 4.4% in 2000 and 1.5% in 2001. However, we
cannot assure you that gross domestic product will increase or remain stable in the future. Future developments in the Brazilian economy may affect the country's growth rates and, consequently, the consumption of pulp and paper. As a result, these developments could impair our ability to proceed with our business strategies, our financial condition or our results of operations.

The Brazilian economy has been characterized by frequent and occasionally drastic intervention by the Brazilian government and by volatile economic cycles. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of Brazil's economy. Changes in policy, including tariffs, exchange controls or other factors, could adversely affect our business and financial results, as could inflation, further currency devaluation and other developments, and the Brazilian government's response to them. See "Management's discussion and analysis of financial condition and results of operations--Operating results--Overview--Brazilian economic environment" for more information regarding how government policies may affect our operations.

Our business could be significantly affected by political instability in Brazil. The next presidential elections are to occur in October 2002, and Brazilian law does not allow President Fernando Henrique Cardoso, now serving a second term, to serve a third term. Changes in the composition of the governing coalition, in the identity of ruling local parties, in the cabinet or in the presidency may potentially undermine investor confidence or produce policy changes that may adversely affect our operations and/or the price of our preferred shares and ADSs.

Inflation, and certain governmental measures to combat inflation, may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

Brazil has historically experienced extremely high rates of inflation. Inflation itself and certain governmental measures to combat inflation in the past have had significant negative effects on the Brazilian economy. Our cash costs and operating expenses are substantially all in reais and tend to increase with Brazilian inflation because our suppliers and providers generally increase prices to reflect the depreciation of the value of the currency. As expressed in U.S. dollars, however, these increases are typically offset at least in part by the effect of the appreciation of the U.S. dollar against the real. If the rate of Brazilian inflation increases more rapidly than the rate of appreciation of the U.S. dollar, then, as expressed in U.S. dollars, our operating expenses may increase and (assuming constant U.S. dollar sales prices) our profit margins decrease. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, our costs of real-denominated debt may increase. See "Management's discussion and analysis of financial condition and results of operations--Operating results--Overview--Brazilian economic environment."

Exchange rate instability may adversely affect our financial condition and results of operations and the market price of the preferred shares and ADSs.

Because a significant portion of our revenues and assets is denominated in reais and we have U.S. dollar-denominated debt and other liabilities, we may be adversely affected by any future devaluations of the real against the U.S. dollar. The Brazilian currency has been devalued periodically during the last four decades. See "Exchange rates."

Our cash costs and operating expenses are substantially all in reais and will generally decrease, as expressed in U.S. dollars, as a result of any devaluation of the real. If the rate of Brazilian inflation increases more rapidly than the rate of appreciation of the U.S. dollar against the real, then, as expressed in U.S. dollars, our operating expenses may increase and (assuming constant U.S. dollar sales prices) our profit margins decrease. In addition, any significant devaluation of the real may produce exchange losses on unhedged debt denominated in foreign currency.

The real devalued against the U.S. dollar by 48.0% in 1999 and by 9.3% in 2000. During 2001, the real experienced a period of significant devaluation, due in part to the economic and political uncertainties in Argentina, the global economic slowdown and the energy crisis in Brazil. In 2001, the depreciation of the real relative to the U.S. dollar totaled 18.7%. In the first three months of 2002, the real depreciated against the U.S. dollar by 0.1%.

The Brazilian Central Bank, or the Central Bank, has intervened occasionally to control unstable movements in the foreign exchange rate. At the present time, it is not yet possible to predict whether the Central Bank will continue to let the real float freely. Accordingly, it is not possible to predict what impact the Brazilian government's exchange rate policies may have on us. We cannot assure you that the Brazilian government will not impose a band within which the real/U.S. dollar exchange rate could fluctuate in the future.

Devaluations of the real relative to the U.S. dollar also create additional inflationary pressures in Brazil that may negatively affect us. They generally curtail access to foreign financial markets and may require government intervention, including recessionary government policies. See "--Inflation and certain governmental measures to combat inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets." Devaluations also reduce the U.S. dollar value of distributions and dividends on the ADSs and the market price of the preferred shares and ADSs.

In addition, political and economic uncertainty over the outcome of the 2002 elections may have an adverse effect on the financial and capital markets, including the foreign exchange market. See "--Brazilian economic and political conditions have a direct impact on our business and the market price of our preferred shares and ADSs."

Developments in other emerging markets, including Argentina, may adversely affect the market price of the preferred shares and ADSs.

Economic and market conditions in other emerging market countries, especially those in Latin America, influence the market for securities issued by Brazilian companies and investors' perception of economic conditions in Brazil. In 2001, after prolonged periods of recession, followed by political instability, Argentina announced it would not service its public debt. In order to address the worsening economic and social crisis, the Argentine government abandoned its decade-old fixed dollar-peso exchange rate, allowing the currency to float. The Argentine peso experienced a 260% devaluation against the U.S. dollar from January 1 to May 31, 2002.

The Argentine crisis may also affect the perception of risk in Brazil by foreign investors. Although the expectation of many that a similar problem would follow in Brazil has not materialized, the volatility in market prices for Brazilian securities increased in early 2001. Nonetheless, if events in Argentina continue to deteriorate, they may adversely affect our ability to borrow funds at an acceptable interest rate or to raise equity capital when and if there should be a need. Accordingly, adverse developments in Argentina or in other emerging market countries could lead to a reduction in the demand for, and market price of, the preferred shares and the ADSs. In addition, the continuation of the Argentine recession and the recent devaluation of the Argentine peso could adversely affect the Brazilian economy, as Argentina is one of Brazil's principal trading partners, accounting for 8.6% of Brazil's exports in 2001.

Risks relating to the preferred shares and ADSs

Exchange controls and restrictions on remittances abroad may adversely affect holders of our ADSs.

You may be adversely affected if the government imposes restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and the conversion of Brazilian currency into foreign currencies. The government imposed remittance restrictions for approximately three months in 1989 and early 1990. These restrictions would hinder or prevent the conversion of dividends, distributions or the proceeds from any sale of preferred shares, as the case may be, into U.S. dollars and remitting the U.S. dollars abroad. We cannot assure you that the government will not take similar measures in the future. Holders of the ADSs could be adversely affected by delays in, or a refusal to grant, any required governmental approval for conversion of real payments and remittances abroad in respect of the preferred shares underlying the ADSs. In such case, our ADSs depositary will distribute reais or hold the reais it cannot convert for the account of the ADS holders who have not been paid.

Exchanging ADSs for the underlying preferred shares may have unfavorable consequences.

The Brazilian custodian for the preferred shares must obtain an electronic certificate of registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds related thereto. If you decide to exchange your ADSs for the underlying preferred shares, you will be entitled to continue to rely, for five business days from the date of exchange, on the ADS depositary's electronic certificate of registration. Thereafter, you may not be able to obtain and remit U.S. dollars abroad upon the disposition of the preferred shares, or distributions relating to the preferred shares, unless you obtain your own electronic certificate of registration with the Central Bank, under Resolution No. 2,689 of January 26, 2000 of the National Monetary Council, known as Resolution No. 2,689, which entitles foreign investors to buy and sell on the Brazilian stock exchanges. If you do not obtain a certificate of registration under Resolution No. 2,689, you may not be able to obtain and remit abroad U.S. dollars or other hard currencies upon the disposition of preferred shares or distributions with respect thereto, and you will generally be subject to less favorable tax treatment on gains with respect to the preferred shares. If you attempt to obtain your own electronic certificate of registration, you may incur expenses or suffer significant delays in the application process. Obtaining an electronic certificate of registration involves generating significant documentation, including completing and filing various electronic forms with the Central Bank and the CVM. In order to complete this process, the investor will usually need to have a consultant or an attorney who has expertise in Central Bank and CVM regulations. These expenses or delays could adversely impact your ability to receive dividends or distributions relating to the preferred shares or the return of your capital in a timely manner. If you decide to exchange your preferred shares back into ADSs once you have registered your investment in the preferred shares, you may deposit your preferred shares with the custodian and rely on the ADS depositary's electronic certificate of registration, subject to certain conditions. We cannot assure you that the ADS depositary's electronic certificate of registration or any certificate of foreign capital registration obtained by you may not be affected by future legislative or other regulatory changes, or that additional restrictions applicable to you, the disposition of the underlying preferred shares or the repatriation of the proceeds from disposition could not be imposed in the future. See "Dividends and dividend policy--Payment of dividends."

Because we are subject to specific rules and regulations as a Brazilian company, holders of our ADSs have fewer and less well defined shareholders' rights.

Our corporate affairs are governed by our by-laws and the Brazilian corporate law, which may differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as Delaware or New York, or in certain other jurisdictions outside Brazil. In addition, your rights or the rights of holders of the preferred shares under the Brazilian corporate law to protect your interests relative to actions taken by our board of directors or the holders of common shares may be fewer and less well defined than under the laws of those other jurisdictions outside Brazil.

Although Brazilian law imposes restrictions on insider trading and price manipulation, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or markets in certain other jurisdictions. In addition, rules and policies against self-dealing and regarding the preservation of shareholder interests may be less well developed and enforced in Brazil than in the United States, potentially disadvantaging holders of the preferred shares and ADSs. Specifically, among other differences when compared to, for example, Delaware general corporation law, the Brazilian corporate law and practice have less detailed and well established rules and judicial precedents relating to the review of management decisions against duty of care and duty of loyalty standards in the context of corporate restructurings, transactions with related parties, and sale-of-business transactions. In addition, shareholders must hold 5% of the outstanding share capital of a corporation to have standing to bring shareholders' derivative suits, and shareholders ordinarily do not have standing to bring a class action.

You may not be able to exercise preemptive rights with respect to our preferred shares.

You may not be able to exercise the preemptive rights relating to the preferred shares underlying your ADSs unless a registration statement under the Securities Act of 1933, as amended, or the Securities Act, is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available and the ADS depositary determines to make the rights available to you. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration applies, you may receive only the net proceeds from the sale of your preemptive rights by the ADS depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse. See "Description of capital stock--Preemptive rights."

The sale or availability for sale of substantial amounts of our stock could adversely affect its market price.

We and each of our directors, executive officers and common shareholders have agreed for 90 days following the date of this prospectus, not to offer, sell, offer to sell, contract to sell, or otherwise dispose of any shares of our capital stock, or any securities convertible into or exchangeable for or any other rights to purchase or acquire shares of our capital stock, including ADSs, without the prior written consent of J.P. Morgan Securities Inc. In addition, the selling shareholder has agreed, for 90 days following the date of this prospectus, not to offer, sell, offer to sell, contract to sell or otherwise dispose of any of our preferred shares, or any securities convertible into or exchangeable for or any other rights to purchase or acquire our preferred shares, including ADSs, without the prior written consent of J.P. Morgan Securities Inc. This lock-up will not apply to up to 75 million preferred shares (the equivalent of up to 150,000 ADSs) held by the selling shareholder which may be contributed to an investment fund intended to track the performance of Sao Paulo Stock Exchange Index.

J.P. Morgan Securities Inc. may release these shares from these restrictions at any time. In evaluating whether to grant such a request, J.P. Morgan Securities Inc. may consider a number of factors with a view toward maintaining an orderly market for, and minimizing volatility in the market price of, our stock. These factors include, among others, the number of shares involved, recent trading volume and prices of the stock, the length of time before the lock-up expires and the reasons for, and the timing of, the request. We cannot predict what effect, if any, market sales of shares held by any shareholder or the availability of these shares for future sale will have on the market price of our stock.

Sales of substantial amounts of our preferred shares in the public market after the completion of this offering, or the perception that such sales could occur, could adversely affect the market price of our preferred shares.

                          Forward-looking statements

This prospectus includes forward-looking statements, principally under the captions "Prospectus summary," "Risk factors," "Business," and "Management's discussion and analysis of financial condition and results of operations." We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things:

.. general economic, political and business conditions, both in Brazil and in our principal export markets;

..  changes in market prices, customer preferences and competitive conditions;

.. management's expectations and estimates concerning future financial performance, financing plans and the effects of competition;

..  our level of debt;

.. anticipated trends in the pulp and paper industry, including changes in capacity and industry price movements;

..  capital expenditure plans;

..  changes in currency exchange rates;

..  ability to produce and deliver our products on a timely basis;

..  existing and future governmental regulation, including import tax policies;
   and

..  the risk factors discussed under "Risk factors" beginning on page 11.

The forward-looking statements referred to above also include information with respect to our expansion project at the Jacarei plant, known as the Jacarei expansion. In addition to the above risks and uncertainties, the Jacarei expansion involves engineering, construction, regulatory and other significant risks that may:

.. delay or prevent successful completion of this project;

.. increase its costs; or

.. result in the facilities not operating in accordance with our expectations.

The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar words are intended to identify forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this prospectus might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.

                                Use of proceeds

We will not receive any proceeds from the sale of ADSs by the selling shareholder.

                              Market information

General

The ADSs are listed on the New York Stock Exchange under the trading symbol "VCP." Our preferred shares trade on the Sao Paulo Stock Exchange under the symbol "VCPA4" (prior to December 3, 1999 we traded under the symbol "PSIM4"). At March 31, 2002, we had approximately 3,641 shareholders of record.

Market price of preferred shares

The table below sets forth, for the periods indicated, the reported high and low closing sale prices in nominal reais for 1,000 preferred shares on the Sao Paulo Stock Exchange. The table also sets forth prices per ADS assuming that ADSs had been outstanding on such dates and translated into U.S. dollars, as from the second quarter of 2000, at the commercial selling rate for U.S. dollars on the last day of each respective quarter. See "Exchange rates" for information with respect to exchange rates applicable during the periods set forth below:

--------------------------------------------------------------------------------

                                              Reais per 1,000          U.S. dollars
                                             preferred shares               per ADS
                                            ----------------- ---------------------
                                                High      Low       High        Low
-----------------------------------------------------------------------------------
1997:
   Annual...............................    R$ 34.00 R$ 19.50 U.S.$   -- U.S.$   --
1998:
   Annual...............................       25.00    10.50         --         --
1999:
   Annual...............................       83.00    10.80         --         --
2000:
   First Quarter........................       85.00    54.50         --         --
   Second Quarter.......................       67.88    50.50      18.38      14.00
   Third Quarter........................       82.00    68.00      23.06      18.06
   Fourth Quarter.......................       73.30    50.53      19.81      13.00
   Annual...............................       85.00    50.50      23.06      13.00
2001:
   First Quarter........................       64.90    52.55      16.50      12.10
   Second Quarter.......................       76.50    51.00      15.88      11.80
   Third Quarter........................       74.50    58.92      15.00      11.49
   Fourth Quarter.......................       84.00    67.00      17.74      12.23
   Annual...............................       84.00    51.00      17.74      11.49
Share price for the most recent six months:
   December 2001........................       82.80    76.00      17.74      16.04
   January 2002.........................       84.50    76.30      17.70      15.90
   February 2002........................       89.00    79.80      18.70      16.45
   March 2002...........................       91.50    86.16      19.54      18.27
   April 2002...........................       97.30    88.52      20.80      18.95
   May 2002.............................      104.00    92.50      20.75      18.96
   June 2002 (through June 7)...........      108.00   102.50      20.86      19.49

--------------------------------------------------------------------------------

On June 7, 2002, the last reported closing sale price for the preferred shares on the Sao Paulo Stock Exchange was R$103.00 per 1,000 preferred shares, equivalent to U.S.$19.28 per ADS translated at the exchange rate of R$2.6708 per U.S.$1.00, the commercial market rate on that date.

Trading on the Sao Paulo Stock Exchange

Settlement of transactions conducted on the Sao Paulo Stock Exchange is effected three business days after the trade date. Delivery of, and payment for, shares are made through the facilities of separate clearing houses for each exchange, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the clearing house on the third business day following the trade date. The clearing house for the Sao Paulo Stock Exchange is Companhia Brasileira de Liquidacao de Custodia, or CBLC, which is wholly owned by that exchange.

In order to better control volatility, the Sao Paulo Stock Exchange has adopted a "circuit breaker" system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of these stock exchanges fall below the limits of 10% and 15%, respectively, in relation to the index registered in the previous trading session.

The Sao Paulo Stock Exchange is less liquid than the New York Stock Exchange or other major exchanges in the world. At March 31, 2002, the aggregate market capitalization of the 428 companies listed on the Sao Paulo Stock Exchange was equivalent to approximately U.S.$185.4 billion, and the ten largest companies listed on the Sao Paulo Stock Exchange represented approximately 16% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. For the period from January 2002 to March 2002, we accounted for approximately 0.75% of the market capitalization of all listed companies on the Sao Paulo Stock Exchange.

Trading on the Sao Paulo Stock Exchange by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment and tax legislation. See "Description of capital stock--Regulation of foreign investment and exchange controls."

Regulation of Brazilian securities markets

The Brazilian securities markets are regulated by the CVM, which has authority over stock exchanges and the securities markets generally, by the Conselho Monetario Nacional, the National Monetary Council, and by the Central Bank, which has, among others, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions.

Under the Brazilian corporate law, a corporation is either public (companhia aberta), such as we are, or closely held (companhia fechada). All publicly held companies, including us, are registered with the CVM and are subject to reporting requirements, in order to be allowed to have their securities offered to the public and to be listed in a Brazilian stock exchange. Our preferred shares are traded on the Sao Paulo Stock Exchange but may be traded privately subject to certain limitations or may, under certain circumstances, be tradable on all other Brazilian stock exchanges. The Brazilian over-the-counter market consists of direct trades in which a financial institution registered with the CVM serves as intermediary.

We have the option to ask that trading in securities on the Sao Paulo Stock Exchange be suspended in anticipation of a material announcement. Trading may also be suspended at the initiative of the Sao Paulo Stock Exchange or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to the inquiries by the CVM or the Sao Paulo Stock Exchange.

The Brazilian securities law, the Brazilian corporate law and the regulations issued by the CVM, the National Monetary Council and the Central Bank provide, among other things, disclosure requirements and restrictions on insider trading, price manipulation and protection of minority shareholders. However, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or markets in some other jurisdictions.

Differentiated levels of corporate governance

On November 14, 2001, we agreed to comply with heightened corporate governance and disclosure requirements established by the Sao Paulo Stock Exchange in order to qualify for a differentiated listing qualification as a company admitted to the "Level 1 of Corporate Governance Requirements."

To become a Level 1 company, an issuer must agree to (i) ensure that shares of the issuer representing 25% of its total capital are effectively available for trading; (ii) adopt offering procedures that favor widespread ownership of shares whenever making a public offering; (iii) comply with minimum quarterly disclosure standards; (iv) follow stricter disclosure policies with respect to transactions made by controlling shareholders, directors and officers involving securities issued by the issuer; (v) disclose any existing shareholders' agreements and stock option plans; and (vi) make a schedule of corporate events available to the shareholders.

                                Exchange rates

There are two principal foreign exchange markets in Brazil:

..  the commercial rate exchange market, or commercial market, and

..  the floating rate exchange market.

Most trade and financial foreign exchange transactions, including transactions relating to the purchase or sale of preferred shares or the payment of dividends with respect to preferred shares or ADSs, are carried out on the commercial market at the applicable commercial market rate. Purchase of foreign currencies in the commercial market may be carried out only through a Brazilian bank authorized to buy and sell currency in that market. In both markets, rates are freely negotiated but may be strongly influenced by intervention by the Central Bank.

Between March 1995 and January 1999, the Central Bank permitted the gradual devaluation of the real against the U.S. dollar pursuant to an exchange rate policy that established a band within which the real/U.S. dollar exchange rate could fluctuate.

Responding to pressure on the real, on January 13, 1999, the Central Bank widened the foreign exchange band. Because the pressure did not ease, on January 15, 1999, the Central Bank allowed the real to float. Since January 1, 1999 and through December 31, 2000, the real depreciated by 61.8% against the U.S. dollar, and, as of December 31, 2000, the commercial market rate for purchasing U.S. dollars was R$1.9554 to U.S.$1.00. In the year ended
December 31, 2001, the real depreciated by 18.7% against the U.S. dollar. As of June 7, 2002, the commercial market rate for purchasing U.S. dollars was R$2.6708 to U.S.$1.00. We cannot assure you that the real will not devalue substantially in the near future. See "Management's discussion and analysis of financial condition and results of operations--Overview--Brazilian economic environment."

The following table shows the commercial selling rate for U.S. dollars for the periods and dates indicated.

--------------------------------------------------------------------------------

                                 Exchange rate of reais per U.S.$1.00
                                 ------------------------------------
         Year ended December 31,    Low   High Average/(1)/ Period-end
         ----------------------- ------ ------ -----------  ----------
                  1997.......... 1.0390 1.1164   1.0808         1.1164
                  1998.......... 1.1165 1.2087   1.1611         1.2087
                  1999.......... 1.2078 2.1647   1.8158         1.7890
                  2000.......... 1.7234 1.9847   1.8295         1.9554
                  2001.......... 1.9357 2.8007   2.3523         2.3204

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                   Exchange rate of Brazilian currency per U.S.$1.00
                   -------------------------------------------------
                   Month ended                       Low      High
                   ------------------------------ --------- --------
                   December 31, 2001............. 2.2930    2.4672
                   January 31, 2002.............. 2.2932    2.4384
                   February 28, 2002............. 2.3482    2.4691
                   March 31, 2002................ 2.3236    2.3663
                   April 30, 2002................ 2.2709    2.3689
                   May 31, 2002.................. 2.3625    2.5296
                   June (through June 7), 2002... 2.5220    2.6708

--------------------------------------------------------------------------------

Source: Central Bank.
(1) Represents the daily average exchange rate during each of the relevant periods.

We will pay any cash dividends and make any other cash distributions with respect to the preferred shares in Brazilian currency. Accordingly, exchange rate fluctuations may affect the U.S. dollar amounts received by the holders of ADSs on conversion by the depositary of such distributions into U.S. dollars for payment to holders of ADSs. Fluctuations in the exchange rate between the real and the U.S. dollar also affect the U.S. dollar equivalent of the real price of the preferred shares on the Sao Paulo Stock Exchange.

                                Capitalization

The following table sets forth our short-term debt and capitalization at March 31, 2002, derived from our unaudited interim financial statements prepared in accordance with U.S. GAAP. You should read this table in conjunction with "Selected financial information," "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements included elsewhere in this prospectus.

--------------------------------------------------------------------------------

                                                                          At March 31, 2002
---------------------------------------------------------------- --------------------------
                                                                 (U.S. dollars in millions)
Short-term debt:/(1)(2)/
   Foreign currency-denominated.................................                 U.S.$   74
       Total short-term debt....................................                         74
                                                                                 ==========
Long-term debt:/(2)/
Current portion:
   Real-denominated.............................................                 U.S.$   20
   Foreign currency-denominated.................................                        368
                                                                                 ----------
                                                                                        388
   Real-denominated.............................................                         89
   Foreign currency-denominated.................................                        527
                                                                                 ----------
       Total long-term debt.....................................                      1,004
       Less current portion.....................................                       (388)
          Total long-term debt less current portion.............                 U.S.$  616
                                                                                 ----------
Shareholders' equity:
   Paid-in capital..............................................                 U.S.$1,320
   Additional paid-in capital...................................                         24
   Treasury shares, at cost.....................................                         (4)
   Appropriated retained earnings...............................                         27
   Unappropriated retained earnings.............................                        562
   Cumulative translation adjustment............................                       (775)
       Total shareholders' equity...............................                 U.S.$1,154
                                                                                 ----------
Total capitalization (long-term debt, less current portion, plus
  shareholders' equity).........................................                 U.S.$1,770

--------------------------------------------------------------------------------

(1) Excludes current portion of long-term debt.
(2) All of our short-term and long-term debt is secured by either property, plant and equipment, promissory notes or export notes.

                        Selected financial information

The following table presents our summary financial and other information at the dates and for each of the periods indicated. The financial information at and for the three months ended March 31, 2002 has been derived from our unaudited condensed financial statements reviewed by PricewaterhouseCoopers Auditores Independentes, Brazil, independent accountants included elsewhere in this prospectus, and the financial information at and for the three months ended March 31, 2001 has been derived from our unaudited condensed financial statements reviewed by Ernst & Young Auditores Independentes S.C., all of which, in the opinion of management, reflect all adjustments which are of a normal recurring nature necessary for a fair presentation of the results for such periods. The results of operations for the three months ended March 31, 2002 are not necessarily indicative of the operating results to be expected for the entire year ending December 31, 2002. The summary financial information at and for the years ended December 31, 1997, 1998, 1999, 2000 and 2001 is derived from our consolidated financial statements audited by Ernst & Young Auditores Independentes S.C., independent public accountants.

You should read the information below in conjunction with our audited and unaudited consolidated financial statements and the notes thereto included elsewhere in this prospectus, as well as "Presentation of financial information" and "Management's discussion and analysis of financial condition and results of operations."

-------------------------------------------------------------------------------------------------------------------------
                                                                                                         Three months
                                                                 Year ended December 31,                ended March 31,
                                                    ------------------------------------------------  ------------------
(U.S. dollars in millions, except for share data)        1997      1998      1999      2000      2001      2001      2002
-------------------------------------------------------------------------------------------------------------------------
Statement of income data (U.S. GAAP)
Net operating revenue:
Domestic sales..................................... U.S.$391  U.S.$393  U.S.$392  U.S.$537  U.S.$443  U.S.$112  U.S.$107
Export sales.......................................      205       207       196       237       211        68        46
                                                    --------  --------  --------  --------  --------  --------  --------
Total net sales....................................      596       600       588       774       654       180       153

Operating costs and expenses:
Cost of sales......................................      451       435       322       371       344        91        85
Selling, marketing, general and administrative.....      102       105        89        91        88        22        21
Other operating expenses (income), net.............       (4)        3         1        (2)        5         1         4
                                                    --------  --------  --------  --------  --------  --------  --------
Total..............................................      549       543       412       460       437       114       110
                                                    --------  --------  --------  --------  --------  --------  --------
Operating profit...................................       47        57       176       314       217        66        43
                                                    --------  --------  --------  --------  --------  --------  --------

Non-operating income (expenses):
Financial income, net..............................       40        27        13        29        32         8         9
Translation losses.................................      (36)       --        --        --        --        --        --
Foreign exchange gains (losses), net...............       --       (54)      (69)      (14)       (8)      (15)        5
Gain on sale of investee...........................       --        --        13        --        --        --        --
                                                    --------  --------  --------  --------  --------  --------  --------
Total..............................................        4       (27)      (43)       15        24        (7)       14
                                                    --------  --------  --------  --------  --------  --------  --------
Income before income tax, equity income (loss) of
 investees and cumulative effect of accounting
 exchange..........................................       51        30       133       329       241        59        57
Income tax expense.................................      (10)      (14)      (35)      (80)      (59)      (14)      (12)
                                                    --------  --------  --------  --------  --------  --------  --------
Income before equity income (loss) of investees and
 cumulative effect of accounting change............       41        16        98       249       182        45        45
Equity income (loss) of investees..................        1        (1)        1        --        --        --        (1)
                                                    --------  --------  --------  --------  --------  --------  --------
Income before cumulative effect of accounting
 change............................................       42        15        99       249       182        45        44

----------------------------------------------------------------------------------------------------------------------------

                                                                        Year ended December 31,
                                            -------------------------------------------------------------------------------
(U.S. dollars in millions, except for share
data)                                                  1997            1998            1999            2000            2001
----------------------------------------------------------------------------------------------------------------------------
Cumulative effect of accounting change,
 net of tax................................              --              --              --              --              10
                                            --------------- --------------- --------------- --------------- ---------------
Net income................................. U.S.$        42 U.S.$        15 U.S.$        99 U.S.$       249 U.S.$       192
                                            --------------- --------------- --------------- --------------- ---------------
Net income applicable to preferred
 shares.................................... U.S.$        19 U.S.$         7 U.S.$        45 U.S.$       116 U.S.$        90
Net income applicable to common
 shares....................................              23               8              54             133             102
                                            --------------- --------------- --------------- --------------- ---------------
Net income................................. U.S.$        42 U.S.$        15 U.S.$        99 U.S.$       249 U.S.$       192
                                            --------------- --------------- --------------- --------------- ---------------

Basic earnings per 500 shares
 (in U.S.$):/(1)/
Preferred.................................. U.S.$      0.58 U.S.$      0.21 U.S.$      1.41 U.S.$      3.45 U.S.$      2.65
Common.....................................            0.52            0.19            1.28            3.13            2.41

Basic earnings per 1,000 shares
 (in U.S.$):/(1)/
Preferred..................................            1.15            0.42            2.81            6.89            5.31
Common.....................................            1.04            0.38            2.56            6.27            4.83

Weighted average number of shares
 outstanding (in thousands):
Preferred..................................      17,182,207      16,607,199      15,973,367      16,867,058      16,946,809
Common.....................................      21,140,490      21,140,490      21,140,490      21,140,490      21,140,490

Dividends per 1,000 shares (in U.S.$):/(2)/
Preferred.................................. U.S.$      0.49 U.S.$      0.24 U.S.$      0.16 U.S.$      0.65 U.S.$      1.02
Common.....................................            0.49            0.22            0.15            0.59            0.93

---------------------------------------------------------------------------
                                                     Three months
                                                    ended March 31,
                                            -------------------------------
(U.S. dollars in millions, except for share
data)                                                  2001            2002
---------------------------------------------------------------------------
Cumulative effect of accounting change,
 net of tax................................              10              --
                                            --------------- ---------------
Net income................................. U.S.$        55 U.S.$        44
                                            --------------- ---------------
Net income applicable to preferred
 shares.................................... U.S.$        26 U.S.$        21
Net income applicable to common
 shares....................................              29              23
                                            --------------- ---------------
Net income................................. U.S.$        55 U.S.$        44
                                            --------------- ---------------

Basic earnings per 500 shares
 (in U.S.$):/(1)/
Preferred.................................. U.S.$      0.76 U.S.$      0.61
Common.....................................            0.69            0.55

Basic earnings per 1,000 shares
 (in U.S.$):/(1)/
Preferred..................................            1.52            1.21
Common.....................................            1.38            1.10

Weighted average number of shares
 outstanding (in thousands):
Preferred..................................      16,946,809      17,006,687
Common.....................................      21,140,490      21,140,490

Dividends per 1,000 shares (in U.S.$):/(2)/
Preferred..................................              --              --
Common.....................................              --              --

---------------------------------------------------------------------------------------------------------------
                                                      At December 31,                         At March 31,
                                   ------------------------------------------------------ ---------------------
(U.S. dollars in millions)               1997       1998       1999       2000       2001       2001       2002
---------------------------------------------------------------------------------------------------------------

Balance sheet data:
Cash and cash equivalents......... U.S.$  435 U.S.$  279 U.S.$  176 U.S.$  489 U.S.$  172 U.S.$  410 U.S.$  171
Held-to-maturity investments/(3)/.         45        269        174         17        364         18        374
Property, plant and equipment, net      1,580      1,496      1,032        997      1,100        941      1,160
Equity investees..................         --         --         --         --        371         --         --
Total assets......................      2,401      2,416      1,806      1,790      2,321      1,667      2,399
Short-term debt/(4)/..............         78         76         82         74         69         76         74
Long-term debt, including current
 portion..........................        791        843        601        455        973        383      1,004
Shareholders' equity..............      1,434      1,373      1,019      1,134      1,107      1,077      1,154

--------------------------------------------------------------------------------------------------------------------------
                                                                                                        Three months
                                                        Year ended December 31,                        ended March 31,
                                      -----------------------------------------------------------  ----------------------
(U.S. dollars in millions, except for
percentages)                                 1997        1998        1999        2000         2001        2001        2002
--------------------------------------------------------------------------------------------------------------------------

 Other financial data (U.S. GAAP)
 Gross margin........................      24.3%       27.5%       45.2%       52.1%        47.4%       49.4%       44.4%
 Operating margin....................       7.9%        9.5%       29.9%       40.6%        33.2%       36.7%       28.1%
 EBITDA/(5)/......................... U.S.$  120  U.S.$  133  U.S.$  239  U.S.$  377  U.S.$   269  U.S.$   81  U.S.$   57
 Capital expenditures/(6)/...........        150         120          84         125          309          58          80
 Investment in equity investee/(7)/..         --          --          --          --          370          --          --
 Depreciation and depletion..........         73          76          63          63           52          15          14

 Cash flow provided by (used in):
 Operating activities................        117         150         205         381          234          88          56
 Investing activities................       (166)       (349)        (45)        101       (1,002)        (58)        (87)
 Financing activities................        155          51        (180)       (143)         525         (67)         30

-----------------------------------------------------------------------------------------------------
                                                                                      Three months
                                                       Year ended December 31,        ended March 31,
                                                    -----------------------------     -------------
                                                     1997      1998  1999  2000  2001  2001    2002
-----------------------------------------------------------------------------------------------------
                                                    (U.S. dollars in millions, except for share data)
Operational data
Number of employees (at period end)................ 4,312     3,840 3,682 3,658 3,767 3,672   3,695
Nominal production capacity (thousand metric tons):
  Pulp.............................................   680       800   800   800   800   800     850
  Paper............................................   580       635   635   655   655   655     655
Sales volumes (thousand metric tons):
Domestic market:...................................
  Market pulp......................................   103        90    84   100    85    25      22
  Paper............................................   284       306   369   424   437    90     103
   Printing and writing............................   223       239   299   337   357    70      83
   Thermal and carbonless..........................    30        37    43    49    52    12      13
   Other specialty papers/(8)/.....................    31        30    27    38    28     8       7
International market:
  Market pulp......................................    75       177   232   240   258    60      69
   Printing and writing paper......................   215       172   137   105   133    42      31
-----------------------------------------------------------------------------------------------------

(1) Based on the weighted average number of shares outstanding for each period. For additional information on earnings per share, see note 2(j) to our consolidated financial statements.
(2) Based on declared cash dividends, which are declared in reais, translated to U.S. dollars on the date of payment and divided by the number of shares outstanding on the date declared. At March 31, 2001 and 2002, no dividends had been declared.
(3) Includes current and non-current portions.
(4) Excludes current portion of long-term debt.
(5) EBITDA means earnings before financial income, financial expenses, translation (losses) gains, foreign exchange (losses) gains, gain on sale of investees, income taxes, equity income (loss) of investees, cumulative effect of accounting change, net of tax, depreciation, amortization and depletion. EBITDA is a non-U.S. GAAP measurement. This measure does not represent cash flow for the periods presented and should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flows as a source of liquidity. Our EBITDA (as defined above) may not be comparable with EBITDA as defined by other companies. Although EBITDA (as defined above) does not provide a GAAP measure of operating cash flows due to its accrual accounting basis, it is commonly used by financial analysts and others in the pulp and paper industry.
(6) Represents cash expenditures for acquisition of property, plant and equipment, excluding the investment in Aracruz Celulose S.A.
(7) Includes the excess of the cost of investment in Aracruz Celulose S.A. on our position of the underlying fair value of net assets, which amounted to U.S.$155 million determined on the acquisition of a 12.35% interest in the total capital of Aracruz Celulose S.A. Consistent with the SFAS No. 142 "Goodwill and Other Intangible Assets," this excess has not been amortized.
(8) Includes sales of third-party products by KSR and sales of specialty papers produced at the Mogi das Cruzes mill.

                    Management's discussion and analysis of
                 financial condition and results of operations

You should read the following discussion in conjunction with our consolidated financial statements and accompanying notes and other financial information included elsewhere in this prospectus, and in conjunction with the financial information included under "Selected financial and other data." This section contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in "Risk factors" and the matters set forth in this prospectus generally.

Overview

We produce pulp and paper products in Brazil, including printing and writing papers (coated and uncoated, wood free and wood containing), and specialty papers.

Pulp--We produce bleached eucalyptus pulp, part of which we sell domestically and internationally, and the remainder of which we use for our paper business.

Paper--We produce paper for the domestic and international markets. As part of our strategy for paper products, we have continued to increase the proportion of our production of value-added products, such as coated, thermal and carbonless and other specialty papers, and to increase our market share of these value-added paper products in the domestic market. The percentage of our net sales of these value-added products in relation to our total net sales for paper was 46% in 1999 and 2000, and 47% in 2001. We have increased production of coated paper to expand our domestic market share, as imports have been less competitive since the 1999 devaluation of the real. Our sales of paper outside Brazil as a percentage of our total sales of paper in terms of volume decreased to 20% in 2000 from 27% in 1999, and increased to 23% because we took advantage of the opportunity to sell a greater volume of our paper at higher prices in the international market due to the devaluation of the real, and also because of the weaker demand in the domestic market due to lower consumption in Brazil.

We have sought to increase the proportion of our production of value-added paper products, which have higher margins, using various strategies: (i) in the domestic market, we increased the proportion of our product mix devoted to coated, chemical and specialty papers, focusing on specific segments of the market; and (ii) in the export market, we increased sales of uncoated papers, especially cut-size, which became more competitive in prices due to the devaluation of the real. We have also increased our sales volume of pulp in the export market in order to capitalize on the lower costs of producing pulp in Brazil. After the completion of the Jacarei expansion, we expect to benefit from lower costs, resulting from economies of scale with higher pulp production and from our low transportation costs relative to other producers, and because fixed costs will not increase at the same rate as sales volumes. See "Business--Our strategy." We have also responded to the increased demand in the international market by increasing our U.S. dollar denominated pulp exports. These U.S. dollar sales also serve as a partial natural hedge against possible unfavorable exchange rate variations for our cash flow purposes.

The following table shows a breakdown of our total exports in 2001 in terms of volume per geographic location:

--------------------------------------------------------------------------------

                                         Pulp                Paper
                                  -----------------  ----------------
                                     Tons % of Total    Tons  % of Total
     ---------------------------  ------- ---------- ------- ----------
     North America...............  98,590    38.3%    49,802     37.6%
     Latin America/(1)/..........      --      --     40,302     30.4/(2)/
     Europe......................  97,263    37.8     34,599   26.1//
     Asia/Africa.................  61,655    23.9      7,801      5.9
                                  -------   -----    -------   ------
     Total Exports............... 257,508   100.0%   132,504    100.0%

--------------------------------------------------------------------------------
(1) Excluding Brazil.
(2) Approximately one-third of this amount was destined to Argentina. Losses arising from the Argentine economic crisis are not expected to exceed U.S.$0.2 million.

Prices

All references to prices relate to average prices determined by dividing the corresponding net sales by the respective tonnage.

Pulp--Our pulp operations are affected by prevailing world market prices for pulp, the amount of pulp produced and sold worldwide, and the pulp requirements of our paper business. The prices that we are able to obtain for our pulp depend upon prevailing world market prices, which historically have been cyclical and subject to significant fluctuations over relatively short periods of time. The price of pulp is impacted by the U.S. dollar, with domestic sales denominated in reais and export sales denominated in U.S. dollars. After reaching a peak in the middle of 1995, pulp prices began to fall, and continued to fall through the first quarter of 1999, due to a significant drop in demand for wood-free papers; however, pulp prices began to increase in the second quarter of 1999 and continued to increase until reaching a peak of around U.S.$700 per ton in the second half of 2000. In the third quarter of 2000, market pulp prices began to fall and continued to decline in 2001 due to a significant drop in demand and a slowdown of the U.S. economy. During the second half of 2001, market pulp prices were around U.S.$400 per ton. As prices declined, older pulp facilities in North America and Europe were decommissioned, which reduced world pulp supplies and inventory levels. In the fourth quarter of 2001, market pulp prices began to increase because industry-wide inventory declined resulting from the scheduling by several producers of production downtime in order to reduce growing inventory and maintain price levels. In the beginning of the first quarter of 2002, pulp prices stabilized due to an increase in inventory to 1.9 million tons in North America and Scandinavia at the end of January. In the second quarter of 2002, due to increased demand and relatively lower inventory, pulp prices began to increase and reached U.S.$450 per ton in the beginning of May. The average Free on Board, or FOB, price per ton for our export sales of bleached eucalyptus market pulp was U.S.$382 in 2001, U.S.$579 in 2000, and U.S.$413 in 1999. In
the fourth quarter of 2001, FOB prices decreased to U.S.$329 per ton, and in the first quarter of 2002, pulp prices declined to U.S.$319 per ton due to decreased economic levels in the United States, Europe and Asia. Since then, the FOB price has been increasing for our exports of bleached eucalyptus.

Paper--Our paper operations are affected primarily by demand for paper in Brazil and by Brazilian economic conditions and, to a lesser extent, international paper prices. Although prices for uncoated printing and writing paper are generally linked to international prices, a high proportion of our sales of these products is comprised of cut-size paper, the price of which is not as heavily affected by international prices. In addition, we sell a major portion of our cut-size paper in the retail market, in which we can charge a higher price than in the commercial market. Our prices for value-added paper products are not directly affected by international prices due to freight and other variable costs. Total tariffs of 18% on imported coated paper products allows us to pursue a favorable pricing policy. Following the devaluation of the real in January 1999, we increased our domestic prices in reais in 1999, 2000 and 2001, partly in response to the increase in the prices for imported paper, which is priced in U.S. dollars.

Market prices for paper may decline in the future, or there may not be sufficient demand for our products to enable us to operate our production facilities in an economical manner. In response to the cyclical nature of the paper market, we have increased our production of value-added paper products, such as coated, thermal, carbonless and other specialty papers, which are less subject to cyclical price variations.

Costs and operating expenses

Our principal costs of production are incurred in reais and consist of raw materials (primarily wood and chemicals), labor and depreciation costs. Our business is capital intensive, and a portion of our costs is fixed. We seek to maintain high capacity utilization rates to benefit from economies of scale and production efficiencies resulting from the operation of large, efficient production facilities and machines. As a percentage of net sales, selling and marketing expenses were 9% in 2001, 8% in 2000, and 11% in 1999. We paid up to 5% of FOB price to export and shipping agents, which varies by geographic region and responsibilities. General and administrative expenses, as a percentage of net sales, increased to approximately 5% in 2001 from 4% in 2000, mainly as a result of the increase of external consulting expenses.

Financial income

We derive financial income from several sources, including interest on cash and cash equivalents and held-to-maturity investments. We have traditionally derived financial income from accessing low cost foreign-currency financing and investing the proceeds in higher-yielding Brazilian financial instruments. The unrealized gains from foreign currency and interest rate swap contracts are recorded on our balance sheet as receivables and on our income statement as "Foreign exchange losses, net." We enter into these arrangements to reduce our exposure resulting from a possible devaluation of the real in relation to the U.S. dollar, since a high proportion of our debt is denominated in U.S. dollars and the majority of our cash is generated in reais. See "--Brazilian economic environment" and "--Liquidity and capital resources--Capital expenditures."

Financial expenses

We incur financial expenses from several sources, including short-term debt and long-term debt. We principally seek long-term financing to fund our projects which are generally of a long-term nature. Short-term debt is primarily comprised of U.S. dollar-denominated working capital from commercial banks and short-term secured loans. Long-term debt consists of both U.S. dollar- and real-denominated debt. We derive profits from the arbitrage when we borrowed funds in U.S. dollar-denominated liabilities and invested amounts in real-denominated assets despite the hedging costs involved. We provide no assurance that such favorable results will be earned in the future or that we will continue with these arbitrage transactions. See "--Liquidity and capital resources."

Discussion of critical accounting policies

Critical accounting policies are those that are important both to the portrayal of our financial condition and results and that require our management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increase, those judgments become even more subjective and complex. In order to provide an understanding about how our management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different circumstances, we have identified the following critical accounting policies:

.. revenue recognition and accounts receivable;

.. goodwill, intangible assets and amortization;

.. forest development costs and impairment tests;

.. deferred taxes; and

.. tax contingencies.

Revenue recognition and accounts receivable

We recognize revenue and associated costs of sales at the time our products are shipped to our customers, which is the moment title also passes and the revenue cycle is complete.

Discounting of short-term receivables and interest income

Our customers that purchase on credit agree to payment terms that effectively include finance charges. The finance charge on each sale is the difference between the amount the customer agrees to pay at the due date and the cash sale price at date of sale. The finance charges are recognized over the payment period and are included in financial income, and accounts receivable from these transactions, including short-term receivables, are discounted to present value.

Vendor program

Some of the sales of our products to certain of our customers are performed through a program called the "vendor program," where the purchases from us are financed by a bank that has established a direct financing program.

Under the vendor program, the bank (1) finances the customers' purchases (by making a payment to us on behalf of the customers in cash equal to the amount of the purchase price payable by the customers) and (2) obtains from us in a separate agreement a guarantee providing for the payment by us in the event that the relevant customer fails to pay the bank. No separate fee is received by us for the guarantee.

Under the vendor program, a separate note agreement exists between the bank and the customer, and the customer is considered to be the primary obligor in that note agreement. Under our guarantee contract with the bank, we are considered a secondary obligor of a specified percentage of the amount that the bank finances for the customer.

Although the "receivables" are payable by our customers directly to the banks under the vendor financing program, we closely monitor the collection of these amounts and are advised by the bank once amounts have been settled. In the event of a default by a customer under the vendor financing program with the bank, the bank will charge, pursuant to the guarantee, our checking account established with the bank in the amount of the default. Accordingly, during the period of the guarantee, we assess any contingent liabilities which may arise from the guarantee.

Under the vendor program, we recognize revenue as the goods are shipped to our customers, which is the moment title also passes and the revenue cycle is complete.

Allowance for doubtful accounts

The allowance for doubtful accounts is recorded in an amount we consider sufficient to cover any probable losses on realization of our accounts receivable from our customers and is included under selling expenses; no adjustment is made to net sales revenue. Our accounting policy for establishing the allowance for doubtful accounts reserve is summarized as follows:

 . all overdue invoices over R$100,000 (equivalent to U.S.$43,000 at the March
   31, 2002 exchange rate) are individually analyzed by our accounting department, in connection with the legal, collection and credit departments, in order to measure the amount of the probable expected losses, and, consequently, to determine the allowance for doubtful accounts to be recorded; and

 . overdue invoices of less than R$100,000 are reviewed by our collection and credit department in order to identify probable losses to be recorded based on our knowledge of the customer's credit history and current situation.

Goodwill, intangible assets and amortization

We acquired 28.0% of the voting capital and 12.35% of the total capital of Aracruz on November 1, 2001, for approximately U.S.$370 million, generating an excess of the cost of our investment in Aracruz on our portion of the underlying fair value of the net assets (excluding any possible adjustments for fair value of property, plant and equipment and intangible assets) amounted to U.S.$155 million of goodwill. Financial Accounting Standards Board Statement, or SFAS, No. 142, "Goodwill and Other Intangible Assets," was applied in connection with our acquisition, and no amortization of the goodwill generated as a result of this acquisition has been recorded.

SFAS No. 142 establishes the reporting unit concept for impairment testing purposes. Once a purchase transaction is consummated, all assets and liabilities of the acquired company--including goodwill--are allocated to one or more reporting units. No goodwill remains at the enterprise-level for this purpose. Goodwill is then tested for impairment based upon the fair value of the company's reporting units.

While neither goodwill nor indefinite-lived intangible assets are amortized, they are treated differently for annual impairment testing purposes. Goodwill is tested for impairment at the reporting unit level and indefinite-lived intangibles are tested for impairment individually, based upon any excess of on asset's book value over its fair value.

In accordance with SFAS No. 142, as from January 1, 2002, we annually assess the impairment of identifiable intangibles, long-lived assets and related goodwill whenever events or changes in circumstances indicated that the carrying value may not be recoverable. Factors which could trigger an impairment review include, but are not limited to, the following:

 . significant under-performance relative to expected historical or projected future operating results of entities acquired;

.. significant changes in the manner in which we use the acquired assets or the strategy for our overall business or use of trade names; or

.. significant negative industry or economic trends.

When we determine that the carrying value of intangibles, long-lived assets and related goodwill may not be recoverable based upon verification of one or more of the indicators of impairment listed above, we then measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model.

Forest development costs and impairment tests

Forest development costs, primarily project implementation costs (preparation of soil, planting, pest control and clearing, etc.) and ongoing maintenance costs are capitalized as incurred. Until December 31, 2000, forests were normally harvested three times over a twenty-one year period, and we amortized 60% of accumulated costs at the time of the first harvest, 26% of accumulated costs through the second harvest plus 65% of costs incurred since the first harvest, and the remaining costs at the time of the third harvest. As a result of improvements in forest management techniques, including genetic improvement in trees, beginning on January 1, 2001, for new project areas, we now harvest and replant our forests approximately every seven years and capitalized costs are expensed at the time of each harvest. Depletion of forests is computed on the unit-of-production method, based on the volume of timber harvested in each period. Software costs capitalized are amortized on a straight-line basis over five years.

Under U.S. GAAP, SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets" and SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of," require companies to periodically evaluate the carrying value of long-lived assets to be held and used, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from those asset groups are separately identifiable and is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets or discounted cash flows generated by the assets.

Deferred taxes

We recognize deferred tax assets and liabilities based on the temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. If we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we evaluate the need to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in an increase in our effective tax rate. Due to our enrollment in the REFIS program (Programa de Recuperacao Fiscal), a Brazilian tax recovery program, we may elect annually for each year from 2001 to 2005 to calculate and pay our income taxes either based on the provisions of REFIS (an estimated tax basis which is based on net sales for the year adjusted by financial income and other income) or actual pre-tax income. For 2002 and 2001, we have elected to calculate and pay our income taxes based on the provisions of REFIS.

Tax contingencies

We are currently involved in certain tax proceedings and have filed claims to avoid payment of taxes which we do not believe are due. As discussed in note 11 to our audited financial statements at and for the year ended December 31, 2001, we have accrued our estimate of the costs for the resolution of these claims when we consider loss of our claim to be probable. The tax contingencies relate primarily to value-added sales and excise taxes, taxes on revenue, social security contributions, income tax and tax on bank account transactions. This estimate has been developed in consultation with outside legal counsel handling our defense in these matters and is based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. We do not believe these proceedings will have a material adverse effect on our financial position. It is possible, however, that future results of operations could be materially affected by changes in our assumptions and the effectiveness of our strategies with respect to these proceedings.

Brazilian economic environment

Our results of operations and financial condition, as reported in our financial statements, have been affected by the rate of Brazilian inflation and the rate of devaluation of the Brazilian currency against the U.S. dollar.

Effects of inflation and impact of real plan. Since the introduction of the real as the Brazilian currency in July 1994, inflation was controlled until January 1999, when it increased due to the devaluation of the real. During periods of high inflation, such as those prior to the introduction of the real (when inflation rates reached approximately 80% a month in March 1990), wages in Brazilian currency tended to fall because salaries typically did not increase as quickly as inflation. The effect was a progressive decline in purchasing power of wage earners. The reduction and stabilization of inflation following the implementation of the real plan resulted in increased spending on consumer goods (including paper), higher real income growth, increased consumer confidence and the increased availability of credit. It also resulted in relatively higher labor costs.

The table below shows the Brazilian general price inflation (according to the IGP-DI), devaluation of the real against the U.S. dollar and the period-end exchange rate and average exchange rates for the periods shown:

--------------------------------------------------------------------------------

                                                     Year ended          Three months
                                                    December 31,         ended March 31,
                                             --------------------------- ---------------
                                               1998   1999   2000   2001   2001    2002
----------------------------------------------------------------------------------------
Inflation (IGP-DI)..........................     2%    20%    10%    10%     2%    0.5%
Devaluation of the real/(1)/ vs. U.S. dollar     8%    48%     9%    18%    11%    0.1%
Year/period-end exchange rate--
  U.S.$1.00/(1)/............................ R$1.21 R$1.79 R$1.96 R$2.32 R$2.16  R$2.32
Average (daily) exchange rate/(2)/--
  U.S.$1.00................................. R$1.16 R$1.81 R$1.83 R$2.35 R$2.02  R$2.38

--------------------------------------------------------------------------------
(1) The real/U.S. dollar exchange rate at June 7, 2002 was 2.6708.
(2) The average (daily) exchange rate is the sum of the closing exchange rates at the end of each business day divided by the number of business days in the period.

Effects of exchange rate variation and inflation on our financial condition and results of operations. The devaluation of the real has had and will continue to have multiple effects on our results of operations. Our statements of operations expressed in reais are translated to U.S. dollars at the average rate for the relevant period. The amount in U.S. dollars for the relevant period in the statements of operations will be reduced at the same rate as the real has devalued in relation to the U.S. dollar over the period to which it is being compared.

Based on transactions and balances as at and for the year ended December 31, 2001, various indicators are as follows: 43% of our cash and held-to-maturity investments balances were in reais; generally our sales prices do not react immediately to a change in exchange rates; approximately 68% of our sales were determined in reais; approximately 95% (estimated) of our cost of sales and 75% (estimated) of our operating expenses were incurred in reais.

Although we present our financial statements in U.S. dollars, our functional currency is the real. Before 1998, we were required under SFAS No. 52 to use the U.S. dollar as our functional currency because of the highly inflationary conditions in the Brazilian economy. Based on guidelines accepted by the U.S. Securities and Exchange Commission, or the Commission, we concluded that, as of January 1, 1998, the Brazilian economy was no longer highly inflationary because the increase in the general price index had been less than 100% over the previous three years. Accordingly, beginning in 1998, we changed our functional currency to the real because, in accordance with SFAS No. 52, a company operating in an environment that is not highly inflationary is obligated to use the currency of its operating environment as its functional currency. Since we adopted the real as our functional currency in 1998, the devaluation has had the following additional effects on our results of operations:

.. the translation effects of our U.S. dollar transactions (cash, cash equivalents, held-to-maturity investments, loans and the unrealized gains and losses from foreign currency and interest rate swap contracts, among others) are recorded in our statements of income. These effects were not previously recorded when we measured our results of operations using the U.S. dollar as our functional currency. In our 1999 statement of income, we recorded a U.S.$69 million net foreign exchange loss. In 2000, we recorded a U.S.$14 million net foreign exchange loss. In 2001, we recorded a U.S.$8 million net foreign exchange loss.

.. our non-monetary assets, primarily inventories and property, plant and equipment, are no longer translated upon acquisition using historical U.S. dollar rates and fixed in U.S. dollars. Therefore, any depreciation of the real against the U.S. dollar will be reflected as a charge directly to shareholders' equity, including the decrease in book value of property, plant and equipment in reais when translated to U.S. dollars. These currency translation effects are beyond our management's control. Accordingly, in our statement of changes in shareholders' equity for 1999, we recorded a U.S.$438 million charge directly to shareholders' equity, without affecting net income, to reflect the devaluation of the real against the U.S. dollar of approximately 48%. In 2000, we recorded the same effect in the amount of U.S.$107 million to reflect the 9% devaluation of the real against the U.S. dollar. In 2001, we recorded this effect in the amount of U.S.$179 million to reflect the 18% devaluation of the real against the U.S. dollar.

For further information on the effects of the change in functional currency on the presentation of our financial information, see note 2(a) to our consolidated financial statements.

Additionally, inflation and exchange rate variations have had, and may continue to have, effects on our financial condition and results of operations. One significant effect of inflation and exchange rate variations on us concerns our costs and operating expenses. Our cash costs (i.e., costs other than depreciation and depletion) and operating expenses are substantially all in reais and tend to increase with Brazilian inflation because our suppliers and service providers generally increase prices to reflect Brazilian inflation. As expressed in U.S. dollars, however, these increases are typically offset at least in part by the effect of the appreciation of the U.S. dollar against the real. If the rate of Brazilian inflation increases more rapidly than the rate of appreciation of the U.S. dollar, then, as expressed in U.S. dollars, our costs and operating expenses may increase and (assuming constant U.S. dollar sales prices) our profit margins decrease. If the rate of appreciation of the U.S. dollar exceeds the rate of inflation, then, as expressed in U.S. dollars, our costs and operating expenses may decrease, and (assuming constant U.S. dollar sales prices) our profit margins increase.

The devaluation of the real in 2000 and 2001 had the following favorable effects, among others, on our financial condition and results of operations when expressed in reais:

.. The 9% devaluation of the real during 2000 increased the sales proceeds of our export products, when measured in reais, although without a corresponding increase in U.S. dollar sales revenue. This effect is partially reflected in our improved net cash flow from operating activities that increased from U.S.$205 million in 1999 to U.S.$381 million in 2000. Of our total export revenues, 40% are U.S. dollar-denominated.

.. The 18% devaluation of the real during 2001 increased the sales proceeds of our export products, when measured in reais, although without a corresponding increase in U.S. dollar sales revenue. This effect is reflected in our cash flow from operating activities of U.S.$234 million, although it was partially offset by the reduction of international prices of pulp and paper.

.. Our exports, which represented 31% of our total net revenues in 2000 and 32% in 2001, have enjoyed higher margins following the devaluation of the real, because exports are U.S. dollar-denominated while our costs are in reais, which has increased our ability to adopt an aggressive competitive strategy in the international markets in the event we increase production capacity.

.. Because the price of pulp in Brazil traditionally has followed the international price of pulp in U.S. dollars, the price in reais increases for sales to the domestic market when the real devaluates against the U.S. dollar, generating additional revenues. However, this additional revenue in reais also generated additional revenue when reported in U.S. dollars.

.. Increases in prices of supplied products and services did not have a significant impact on our costs and operating expenses during 2000 and 2001. As our costs and operating expenses are generally in reais, the devaluation had the effect of decreasing these costs when reported in U.S. dollars.

.. As the devaluation of the real increased the price of imported paper products in reais, we increased our competitiveness in the domestic market, mainly for coated paper.

The devaluation of the real impacts the amount of dividends or interest on equity available for distribution to our shareholders when measured in U.S. dollars. Amounts of dividends or interest on equity reported as available for distribution in our statutory accounting records prepared under accounting principles set forth under the Brazilian corporate law will decrease or increase when measured in U.S. dollars as the real depreciates or appreciates, respectively, against the U.S. dollar. In addition, the devaluation of the real creates foreign exchange gains and losses, which are included in the results of operations determined under accounting principles set forth under the Brazilian corporate law and which affect the amount of unappropriated earnings available for distribution. In 2001, on a consolidated basis, we and our subsidiaries recorded under accounting principles set forth under the Brazilian corporate law foreign exchange losses (including gains from foreign currency swaps) of R$12 million (equivalent to U.S.$5 million) compared to R$21 million (equivalent to U.S.$11 million) in 2000 and R$116 million (equivalent to U.S.$64 million) in 1999.

We have entered into financial instruments to mitigate the effects of foreign exchange variations on our U.S. dollar-denominated debt. We believe entering into these financial instruments partially protected our net assets from the 1999 devaluation of the real. Although our U.S. dollar-denominated debt totaled U.S.$753 million at December 31, 1998, we recorded a net foreign exchange loss of only U.S.$69 million in 1999 while the real devalued by 48%. We entered into foreign currency and interest rate swap contracts to offset losses generated by our dollar loans. These contracts have protected us from the significant losses which would otherwise have been charged to income at the time of the devaluation. Although 89% of our debt at December 31, 2000 was U.S. dollar-denominated, the sales proceeds from our exports provide us with a partial natural hedge in terms of our cash flows against possible unfavorable exchange variations. The higher level of U.S. dollar-denominated debt when expressed in reais will generate a higher level of interest expense in reais. In July 1999, we modified our treasury policy in order to decrease our exposure to the U.S. dollar. This policy resulted in a foreign currency exposure position in which our U.S. dollar-denominated assets and the unrealized gains from foreign currency and interest rate swap contracts, denominated in U.S. dollars, exceed our U.S. dollar liabilities by approximately U.S.$61 million as at December 31, 1999. We recorded a net foreign exchange loss of only U.S.$8 million in 2001 while the real devalued by 18%.

Effects of international crises on the Brazilian economy. International crises have adversely impacted the Brazilian economy from time to time. For example, the 1997 Asian crisis and the 1998 Russian crisis contributed to the need for the Central Bank to devalue the real in the beginning of 1999. In 2000, Brazilian financial markets were negatively affected by the volatility on the U.S. Nasdaq markets and the decline in values in the technology sector. In 2001, the Brazilian economy was negatively affected by the country's energy crisis, the Argentine political and economic crisis and the terrorist attacks of September 11.

Operating results

Results of operations

The following table sets forth certain items derived from our statements of income for the periods indicated:

------------------------------------------------------------------------------------
                                                                    Three months
                                         Year ended December 31,   ended March 31,
                                         -----------------------   ---------------
(U.S.$ in millions)                      1999     2000      2001      2001      2002
------------------------------------------------------------------------------------
Net sales.......................... U.S.$588  U.S.$774 U.S.$654  U.S.$180  U.S.$153
Cost of sales......................      322       371      344        91        85
                                    ------------------------------------------------
   Gross profit....................      266       403      310        89        68
Selling and marketing expenses.....       62        58       56        15        14
General and administrative expenses       27        33       32         7         7
Other operating (expenses) income,
  net..............................       (1)        2       (5)       (1)       (4)
                                    ------------------------------------------------
   Operating profit................ U.S.$176  U.S.$314 U.S.$217  U.S.$ 66  U.S.$ 43
------------------------------------------------------------------------------------

The following table sets forth certain items derived from our statements of income as a percentage of net sales for the periods indicated (certain totals may not sum due to rounding):

     -------------------------------------------------------------------------------
                                                                     Three months
                                             Year ended December 31, ended March 31,
                                             ----------------------  --------------
                                              1999    2000    2001    2001    2002
     -------------------------------------------------------------------------------
     Net sales.............................. 100%    100%    100%    100%    100%
     Cost of sales..........................   55      48      53      51      56
                                             ---------------------------------------
        Gross margin........................   45      52      47      49      44
     Selling and marketing expenses.........   11       8       9       8       9
     General and administrative expenses....    5       4       5       4       5
                                             ---------------------------------------
        Operating profit....................   30      40      33      37      28
     Financial income.......................   18      13      11      11      14
     Financial expenses.....................  (16)    (10)     (6)     (6)     (9)
     Foreign exchange (losses) gains, net...  (12)     (1)     (1)     (8)      3
     Gain on sale of investee...............    2      --      --      --      --
     Income tax expenses....................   (6)    (10)     (9)     (8)     (8)
     Cumulative effect of accounting change,
       net of tax...........................   --      --       1       6      --
                                             ---------------------------------------
        Net income..........................  17%     32%     29%     31%     29%
     -------------------------------------------------------------------------------

The following table sets forth information about our pulp and paper sales for the periods indicated:

-----------------------------------------------------------------------------------
                                                                   Three months
                                     Year ended December 31,      ended March 31,
                                   ---------------------------- -------------------
                                       1999       2000     2001       2001     2002
-----------------------------------------------------------------------------------
Pulp:
Volumes (in metric tons)
  Domestic........................       84        100       85         25       22
  Export..........................      232        240      258         60       69
                                   -------- ---------- -------- ---------- --------
    Total.........................      316        340      343         85       91
Average prices (U.S.$ per ton)(1)
  Domestic........................ U.S.$452 U.S.$  600 U.S.$428 U.S.$  557 U.S.$392
  Export..........................      440        613      415        563      352
Net sales (in millions of U.S.$)
  Domestic........................ U.S.$ 38 U.S.$   60 U.S.$ 36 U.S.$   14 U.S.$  9
  Export..........................      102        147      107         34       24
                                   -------- ---------- -------- ---------- --------
    Total......................... U.S.$140 U.S.$  207 U.S.$143 U.S.$   48 U.S.$ 33

Paper:
Volumes (in metric tons)
  Domestic
   Printing and writing...........      299        337      356         71       83
   Thermal and carbonless coated..       43         49       52         12       13
   Other specialty paper..........       28         38       28          8        7
  Export
   Printing and writing...........      137        105      132         42       31
   Thermal and carbonless coated..       --         --        1         --        1
                                   -------- ---------- -------- ---------- --------
    Total.........................      507        529      569        133      135
Average prices (U.S.$ per ton)(1)
  Domestic........................ U.S.$959 U.S.$1,123 U.S.$931 U.S.$1,077 U.S.$952
  Export..........................      685        857      783        823      697
Net sales (in millions of U.S.$)
  Domestic........................ U.S.$354 U.S.$  477 U.S.$407 U.S.$   98 U.S.$ 98
  Export..........................       94         90      104         35       22
                                   -------- ---------- -------- ---------- --------
    Total......................... U.S.$448 U.S.$  567 U.S.$511 U.S.$  133 U.S.$120

Combined:
Net sales (in millions of U.S.$)
  Domestic........................ U.S.$392 U.S.$  537 U.S.$443 U.S.$  112 U.S.$107
   Export.........................      196        237      211         69       46
                                   -------- ---------- -------- ---------- --------
    Total......................... U.S.$588 U.S.$  774 U.S.$654 U.S.$  181 U.S.$153
-----------------------------------------------------------------------------------

(1) Determined by dividing the corresponding net sales under U.S. GAAP by respective tonnage.

First quarter of 2002 compared to first quarter of 2001

Net sales

Combined pulp and paper sales volumes increased 4.2% to 226,252 tons in the first quarter of 2002 from 217,070 tons in the first quarter of 2001. At the same time, average prices decreased 18.2% from quarter to quarter mainly due to the 18.1% devaluation of the real against the U.S. dollar comparing average exchange rates, used to translate local currency amounts into the U.S. dollar for the first quarter of 2002 with the first quarter of 2001. As a result, despite remaining stable in local currency, net sales in U.S. dollars decreased 15% to U.S.$153 million in the first quarter of 2002 as compared to U.S.$180 million in the first quarter of 2001. Paper represented 78% of net sales in the first quarter of 2002 compared to 74% in the first quarter of 2001.

Exports represented 44.6% of volumes in the first quarter of 2002 compared to 46.8% in the first quarter of 2001, and 30.1% of net sales in the first quarter 2002 compared to 37.8% in the first quarter 2001.

Pulp. Pulp sales volumes increased 8.5% to 91,393 tons in the first quarter of 2002 from 84,235 tons in the first quarter of 2001, mainly due to an increase in our pulp exports to 68,899 tons from 59,240 tons. This increase offset an 8.9% decrease in domestic pulp sales volumes, to 22,494 tons in the first quarter of 2002 from 24,695 tons in the first quarter of 2001. At the same time, average international pulp prices decreased 35.6% from quarter to quarter, primarily due to high inventories in North America and Scandinavia, which were at 1.9 million tons at the end of January 2002, and weak demand by European, American and Asian paper producers. Average domestic pulp prices decreased 29.5%, following the decrease in international prices. As a result, net sales attributable to pulp decreased by 29.8% to U.S.$33.0 million in the first quarter of 2002 from U.S.$47.2 million in the first quarter of 2001. Pulp exports represented 73% of volumes and 75% of net sales in the first quarter of 2002, compared to 71% of both volumes and net sales in the first quarter of 2001, reflecting the favorable effects of the devaluation of the real and our commitment to the export market.

Paper. Paper sales volumes increased 1.5% to 134,859 tons in the first quarter of 2002 from 132,835 tons in the first quarter of 2001, reflecting a 13.5% increase in domestic volumes, to 102,921 tons from 90,765 tons, partially offset by a 24.1% decrease in export volumes, to 31,938 tons from 42,078 tons. At the same time, average domestic paper prices decreased 11.6% from quarter to quarter in U.S. dollar terms, primarily due to the devaluation of the real. Average export paper prices decreased by 15.3%. As a result, export net sales attributable to paper exports decreased by 35.6% to U.S.$22.3 million in the first quarter of 2002 from U.S.$34.6 million in the first quarter of 2001. Domestic paper net sales remained relatively stable during relevant periods, as the lower U.S. dollar prices offset an increase in volume, mainly in printing and writing paper. Paper exports decreased to 19% of net sales in the first quarter of 2002 from 26% in the first quarter of 2001, reflecting our decision to direct the majority of our printing and writing paper production (rolls and sheets) to the domestic market, as well as the decrease in average prices.

In the domestic market, our sales mix improved to reflect stronger sales of higher-margin products. Our sales volume of coated, carbonless and thermal paper volume was higher, while our sales volume of uncoated papers was lower. Within the uncoated segment, cut size sales grew significantly, fully offset by lower printing and writing paper sales (rolls and sheets).

Cost of sales

Cost of sales decreased by 6.6% to U.S.$85 million in the first quarter of 2002 from U.S.$91 million in the first quarter of 2001. The decrease was attributable to the devaluation of the real, since most of our costs are in reais and not linked to the U.S. dollar. This decrease was partially offset by the impact of a 7.5% wage increase under our collective bargaining agreements negotiated in October 2001 and the additional cost of some U.S. dollar-denominated raw materials due to the devaluation of the real.

Our gross margin for the first quarter of 2002 was 44% compared to 49% in the same period of 2001, reflecting a proportionally larger decline in gross profits due to lower average sales prices.

Selling and marketing expenses

Selling and marketing expenses decreased by 6.7% to U.S.$14 million in the first quarter of 2002 from U.S.$15 million in the first quarter of 2001, largely as a result of the real translation effects of the devaluation since most of our selling expenses are in reais. This decrease was also partially due to a decrease in the volume of products sold, especially in the export market, where the related freight and other export expenses are denominated in U.S. dollars.

General and administrative expenses

General and administrative expenses remained stable at U.S.$7 million in the first quarters of both 2002 and 2001. The favorable translation effects of the real devaluation were offset by a U.S.$1 million increase in consulting fees and other projects, and by a 7.5% increase in wages under our collective bargaining agreements.

Operating profit

Operating profit decreased by 34.8% to U.S.$43 million in the first quarter of 2002 from U.S.$66 million in the first quarter of 2001. Operating profit attributable to pulp decreased by 56.9% to U.S.$22 million in the first quarter of 2002 from U.S.$51 million in the first quarter of 2001. The decrease was primarily due to the decline in U.S. dollar-denominated prices. Operating profit attributable to paper increased by 40.0% to U.S.$21 million in the first quarter of 2002 from U.S.$15 million in the first quarter of 2001. The increase was primarily due to an improvement in product mix in the domestic market and to the selling and marketing expense reduction related to export sales.

Financial income

Financial income increased by 15.8% to U.S.$22 million in the first quarter of 2002 from U.S.$19 million in the first quarter of 2001. This increase was primarily due to an increase in income earned on our average balance of proceeds from short-term export trade financing, the principal amount of which rose to U.S.$47.5 million in the first quarter of 2002 from U.S.$4 million in the first quarter of 2001. We invested these proceeds and our other cash and equivalents at 104% of the average CDI interest rate (the Brazilian interbank interest rate) of 104% in the first quarter of 2002 compared to 101% of the average CDI interest rate of 101% in the first quarter of 2001.

Financial expenses

Financial expenses increased by 18% to U.S.$13 million in the first quarter of 2002 from U.S.$11 million in the first quarter of 2001 mainly due to the increase in our average outstanding debt by U.S.$619 million, to U.S.$1,078 million from U.S.$459 million.

Foreign exchange gains and losses

We recorded a foreign exchange gain of U.S.$5 million in the first quarter of 2002 compared to a foreign exchange loss of U.S.$15 million in the first quarter of 2001. This was primarily due to a reduction in our net exposure to foreign currency in the first quarter of 2002, comprised mainly by U.S. dollar-denominated borrowings and foreign currency and interest rate swap contracts, in addition to the lower devaluation of the real against the U.S. dollar during the first quarter of 2002 of 0.1% compared to a 10.5% devaluation in the first quarter of 2001 which is applied on the net exposure of the local currency balances in order to determine the foreign exchange gains and losses within each period.

Income tax expense

Income tax expense decreased by 14.3% to U.S.$12 million in the first quarter of 2002 from U.S.$14 million in the first quarter of 2001. In December 2000, we enrolled in the REFIS program (Programa de Recuperacao Fiscal) a Brazilian tax recovery program pursuant to which our taxable income is calculated on an estimated basis which is based on net sales for the year adjusted by financial income and other income, rather than on actual pre-tax net income. As a result, our effective tax rate was 21.1% in the first quarter of 2002 compared to 23.7% in the first quarter of 2001. The effective rate reduction was attributed to the income tax on the financial gains from the higher devaluation of the real in the first quarter of 2001.

Net income

As a result of the foregoing, our net income decreased by 20.0% to U.S.$44 million in the first quarter of 2002 compared to U.S.$55 million in the first quarter of 2001.

Year ended December 31, 2001 compared to year ended December 31, 2000

Introduction

After the first quarter of 2001, Brazil's projections were adversely impacted by the unfavorable global environment and marked by uncertainty resulting from the economic slowdown in the major international markets in the aftermath of the September 11 terrorist attacks, and regionally due to the Brazilian energy crisis and the ongoing Argentine crisis. This environment and the high level of inventories affected the pulp market, with the international price of pulp decreasing by 40% during the first half of the year and remaining at those levels during the first quarter of 2002. Domestically, we also faced the unexpected energy rationing program which, together with the reduced GDP growth, created instability in the exchange rate market and overall macroeconomic conditions, an 18% devaluation of the real and a reduction in domestic paper consumption.

Net sales

Our ability to capitalize on competitive advantages and to optimize the market allocation of our products during adverse market conditions led to an increase in our sales volume in all quarters of the year when compared to the same quarters of 2000. However, net revenue decreased by 16% in 2001 to U.S.$654 million from U.S.$774 million in 2000 mainly as a result of lower prices in U.S. dollars--mainly due to a 19% decrease in international pulp prices and to the devaluation of the real against the U.S. dollar, partially offset by a 5% increase in the volume of sales. Approximately 68% of our sales volume was in the domestic market. Of our revenues, 78% related to sales of paper and 22% related to sales of pulp compared to 73% and 27%, respectively, in 2000.

Pulp. In the pulp business we concentrated on exports, where a favorable exchange rate partially compensated for declining prices. Net sales attributable to pulp decreased by 31% to U.S.$143 million in 2001 from U.S.$207 million in 2000. This decrease was mainly due to a 31% decrease in the average prices of pulp, which resulted from very high international inventories due to the weak demand by European, American and Asian paper producers. Pulp exports constituted 75% of both revenues and sales volume in 2001, compared to 71% in 2000.

In the domestic market, net sales decreased by 39% due to a decrease in sales volume and in average prices. We reduced sales in the domestic market and increased our export volumes in order to take advantage of the favorable international prices. In the domestic market, pulp sales volume as a percentage of total sales of market pulp decreased to 25% in 2001 from 29% in 2000.

Paper. Export volumes increased by 26%, primarily due to uncoated paper exports, and domestic sales volume increased by 3%, primarily due to increased sales of value-added products like coated paper (art paper). Net sales attributable to paper decreased by 10% to U.S.$511 million from U.S.$567 million in 2000 mainly due to a 16% decrease in average prices partially offset by an 8% growth in total sales volumes. The domestic market accounted for 80% of paper revenues in 2001, compared to 84% in 2000. The higher growth of the export market revenues which represented a 16% increase in revenues in our paper exports resulted from the reallocation of our sales to the global market in response to the slowdown of the Brazilian economy and to the devaluation of the real against the U.S. dollar, which increased the competitiveness of our products in the international markets.

The decrease in domestic revenues was mainly due to a sharp decline in revenues from uncoated paper, resulting from a 19% decrease in U.S. dollar prices as compared to 2000 sales volumes, primarily due to the devaluation of the real. This reduction was partially offset by a 30% increase in sales volume of the printing and writing coated (art paper) paper segment, due to a 19% decrease in average domestic prices, primarily due to the devaluation of the real.

Cost of sales

Cost of sales decreased by 7% to U.S.$344 million in 2001 from U.S.$371 million in 2000. The decrease was attributable to the devaluation of the real, because most of our costs are in reais and not linked to the U.S. dollar. This decrease was partially offset by: (i) an increase in the volume of sales; (ii) the 7.5% wage increase under our collective bargaining agreements negotiated in October 2000; (iii) the enhancement of the mix of products sold, with a higher growth for paper relative to pulp and for coated and chemical papers relative to uncoated papers; (iv) the additional costs of some U.S. dollar-denominated raw materials also due to the devaluation of the real; and (v) the increase in variable costs such as fuel and electric power in manufacturing.

Despite the decrease in U.S. dollars of our costs, our gross margin decreased to 47% in 2001 from 52% in 2000, reflecting a proportionally larger decline in gross profits due to lower average sales prices.

Selling and marketing expenses

Selling and marketing expenses decreased by 3% to U.S.$56 million in 2001 from U.S.$58 million in 2000 mainly due to the devaluation of the real, since most of our selling expenses are in reais and not linked to the U.S. dollar. This decrease was partially offset by the increase in volume of products sold, especially those sold to the export market, where the related freight and other export expenses are denominated in U.S. dollars.

General and administrative expenses

General and administrative expenses decreased by 3% to U.S.$32 million in 2001 from U.S.$33 million in 2000, mainly due to the devaluation of the real, since most of our general and administrative expenses are in reais and not linked to the U.S. dollar. This decrease was partially offset by an increase of U.S.$2.6 million in consulting fees and other projects, and a 7.5% wage increase under our new collective bargaining agreements.

Operating profit

Operating profit decreased by 31% to U.S.$217 million from U.S.$314 million in 2000. The decrease was primarily due to the decrease in average sale prices in U.S. dollars.

The market value of pulp recorded in our paper operations in 2001 was U.S.$183 million, compared to U.S.$228 million in 2000. Valuing these transactions at market value, our pulp operating profit would have decreased 46% to U.S.$128 million in 2001 from U.S.$238 million in 2000, and our paper operating profit would have increased 17% to U.S.$89 million in 2001 from U.S.$76 million in 2000.

The decrease in pulp operating profit was primarily due to the strong decline in pulp sale prices. The increase in paper operating profit was primarily due to the enhancement of the product mix in the domestic market, the cost reduction and the increase in volumes, especially in the export markets, improving margins due to strong revenues in foreign currency.

Financial income

Financial income decreased by 24% to U.S.$71 million in 2001 from U.S.$94 million in 2000. The decrease was primarily due to a decrease in average invested amounts in reais attributed to the repayment of loans throughout the year.

We take advantage of arbitrage opportunities between interest rates on U.S. dollar-denominated borrowings (principally export credits) and local interest rates on real-denominated investments. The amount we earn from these activities is recorded as financial income. These opportunities may not continue to exist in the future.

Financial expenses

Financial expenses decreased by 40% to U.S.$39 million in 2001 from U.S.$65 million in 2000 due mainly to the reduction in our average outstanding debt by U.S.$82 million to U.S.$569 million from U.S.$651 million and to a decline in prevailing interest rates. Our average interest rate payable was 5.9% in 2001 compared to 8.6% in 2000.

Foreign exchange losses

Foreign exchange losses decreased by 43% to U.S.$8 million in 2001 from U.S.$14 million in 2000 primarily due to our lower exposure to foreign currency despite the 18% devaluation of the real.

Since we adopted the real as our functional currency in 1998, any gains or losses recorded on foreign currency transactions are translated to U.S. dollars in our income statements. These transactions consist mainly of U.S. dollar-denominated debt or gains from foreign currency and interest rate swap contracts.

Income tax expense

Income tax expense decreased by 26% to U.S.$59 million in 2001 from U.S.$80 million in 2000. Our effective tax rate in 2001 remained practically stable at 24% as a result of our participation in the REFIS program.

Cumulative effect of accounting change, net of tax

As of January 1, 2001, we adopted Financial Accounting Standards Board
Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) which was issued in June 1998 and its amendments, Statement 137, "Accounting for Derivative Instruments and Hedging
Activities/Deferral of the Effective Date" of FASB Statement No. 133 and 138, "Accounting for Derivative Instruments and Certain Hedging Activities" issued in June 1999 and June 2000, respectively (collectively referred to as SFAS 133).

Under SFAS 133, we recognize our foreign currency and interest rate swap contracts on the balance sheet at fair value and adjustments to fair value are charged to income. Prior to adopting SFAS 133, we recognized our foreign currency and interest rate swap contracts on the balance sheet at contract value and adjustments to contract value were charged to income. We accounted for the accounting change as a cumulative effect of an accounting principle. The adoption of SFAS 133 resulted in a cumulative effect of accounting change of U.S.$10 million, net of applicable tax expense of U.S.$4 million, which resulted in a gain in our consolidated income statement for the year ended December 31, 2001.

The table below sets forth the before and after cumulative effect of the accounting change resulting from the adoption of SFAS 133 in the calculation of basic earnings per share:

--------------------------------------------------------------------------------

                                                          Year Ended December 31, 2001
                                            --------------------------------------------------------
                                            Before cumulative effect Cumulative effect of
                                                of accounting change    accounting change Net Income
------------------------------------------- ------------------------ -------------------- ----------
Per share data:
Basic earnings per 500 shares (in U.S.$):
Preferred..................................                     2.51                 0.14       2.65
Common.....................................                     2.28                 0.13       2.41
Basic earnings per 1,000 shares (in U.S.$):
Preferred..................................                     5.03                 0.28       5.31
Common.....................................                     4.57                 0.26       4.83
----------------------------------------------------------------------------------------------------

Net income

As a result of the foregoing, net income decreased by 23% to U.S.$192 million in 2001 compared to U.S.$249 million in 2000.

Year ended December 31, 2000 compared to year ended December 31, 1999

Introduction

The 50% devaluation of the real on January 13, 1999 had a significant impact on our earnings in 1999. This was a result both of the initial high volatility of financial markets as well as changes to the competitive advantages of exports. In 2000, the relatively greater exchange rate stability (which had a variation of approximately 9.3%), an upswing in the pulp cycle and improved overall macroeconomic conditions favorably affected our financial results.

Net sales

Combined pulp and paper. Net sales increased by 32% to U.S.$774 million in 2000 from U.S.$588 million in 1999. The increase was primarily due to a 24% increase in average prices and a 6% increase in the volume of sales. Approximately 69% of our sales volume was in the domestic market. Of our revenues, 73% related to sales of paper and 27% related to sales of pulp compared with 76% and 24%, respectively, in 1999.

Pulp. Net sales attributable to pulp increased by 48% to U.S.$207 million in 2000 from U.S.$140 million in 1999. This increase was mainly due to an 8% increase in sales volume and to a 36% increase in average prices which resulted from a recovery of international prices due to an increase in demand from non-integrated tissue paper producers and from European and American printing and writing producers. Pulp exports represented 71% of revenues and sales volume in 2000, compared to 73% in 1999.

In the domestic market, net sales increased by 69% due to an increase in sales volume and in average prices. This domestic increase in volume and price was mainly due to an increase in the number of domestic customers. In the domestic market, pulp sales volume as a percentage of total sales of market pulp increased to 29% in 2000 from 27% in 1999.

Paper. Net sales attributable to paper increased by 27% to U.S.$567 million in 2000 from U.S.$448 million in 1999 mainly due to a 21% increase in average prices and a 5% growth in sales volume. The domestic market represented 84% of paper revenues in 2000, compared to 80% in 1999. The 34% growth in domestic market revenues relative to the 1% decline on the export market revenues can be explained by the increase in the domestic sales reflected in all segments of the domestic market for our paper due to (i) the 48% increase in revenue of the printing and writing coated (art paper) paper segment; (ii) the 55% increase in net sales from the printing and writing paper segment; and (iii) the 23% increase in net sales in the cut-size paper segment.

The decline in revenues in our paper exports was a result of our strategy of reallocation of sales to the domestic market to respond to the increased activity in the Brazilian economy, which presented higher margins and a better mix of products.

Cost of sales

Cost of sales increased by 15% to U.S.$371 million in 2000 from U.S.$322 million in 1999. The increase was attributable to (i) an increase in sales volume; (ii) the impact of a 6% wage increase under our collective bargaining agreements negotiated in October 1999; (iii) the additional transportation costs due to an approximately 45% increase in distance from 145 km to 210 km between the forests where we are temporarily harvesting wood and our mills which increased the average cost of wood at our mills; and (iv) the increase in variable production costs such as fuel and electric power.

Despite the increase in costs, our gross margin for 2000 increased to 52% compared to 45% in 1999, reflecting a proportionally larger increase in gross profits due to an increase in net sales.

Selling and marketing expenses

Selling and marketing expenses decreased by 7% to U.S.$58 million in 2000 from U.S.$62 million in 1999. The decrease was mainly due to a provision of U.S.$5 million for doubtful accounts which was recorded in 1999.

General and administrative expenses

General and administrative expenses increased by 22% to U.S.$33 million in 2000 from U.S.$27 million in 1999. This increase resulted primarily from (i) an increase of approximately U.S.$3 million in consulting fees related to the restructuring of our administrative infrastructure and expenses related to the maintenance of our IBM and SAP systems; (ii) a U.S.$1 million contribution related to our defined contribution pension plan, which we implemented in 2000; and (iii) a 6% wage increase under our collective bargaining agreements negotiated in October 1999.

Operating profit

Operating profit increased by 78% to U.S.$314 million in 2000 from U.S.$176 million in 1999. The increase was primarily due to an increase in average sale prices in U.S. dollars.

The market value of pulp recorded in our operations in 2000 was U.S.$228 million compared to U.S.$176 million in 1999. Valuing these transactions at market value, our pulp operating profit would have increased by 68% to U.S.$238 million in 2000 from U.S.$142 million in 1999 and our paper operating profit would have increased by 124% to U.S.$76 million in 2000 from U.S.$34 million in 1999. The increase in pulp operating profit and in paper operating profit was primarily due to an increase in sale prices.

Financial income

Financial income decreased by 11% to U.S.$94 million in 2000 from U.S.$106 million in 1999. The decrease was primarily due to the decline in interest rates on investments to 17% in 2000 from 25% in 1999, which was partially offset by an increase in cash and cash equivalents which we invested.

Financial expenses

Financial expenses decreased by 30% to U.S.$65 million in 2000 from U.S.$93 million in 1999 mainly due to the reduction in our outstanding debt by U.S.$112 million from U.S.$763 million to U.S.$651 million and an interest rate reduction. Our average interest expense was 8.6% in 2000 compared to 9.8% in 1999.

Foreign exchange losses

Foreign exchange losses decreased by 80% to U.S.$14 million in 2000 from U.S.$69 million in 1999 primarily due to the high devaluation of the real during 1999. Since we adopted the real as our functional currency in 1998, any gains or losses recorded on foreign currency are translated to U.S. dollars in our income statements. These transactions consist mainly of U.S. dollar-denominated debt or gains from foreign currency and interest rate swap contracts.

Gain on sale of investee

We recorded a gain of U.S.$13 million in 1999 as a result of the sale of our interest in Industria de Papel de Salto Ltda. to Arjo Wiggins Participacoes e Comercio Ltda.

Income tax expense

Income tax expense increased by 129% to U.S.$80 million from U.S.$35 million in 1999. The increase was primarily due to an increase of our pretax income. Our effective tax rate was 24% in 2000 compared to 26% in 1999.

Net income

As a result of the foregoing, net income increased by 152% to U.S.$249 million in 2000 compared to U.S.$99 million in 1999.

Liquidity and capital resources

Liquidity

Our principal sources of liquidity have historically consisted of cash generated from operations and short-term and long-term secured borrowings. We believe these sources will continue to be adequate to meet our currently anticipated use of funds, which include working capital, investment in capital expenditures and acquisitions, debt repayment and dividend payments.

We have historically made investments in order to, among other things, increase our production and modernize our facilities. We also review acquisition and investment opportunities. We may fund these investments through internally generated funds, the issuance of debt or equity or a combination of these methods. Our current principal capital expenditure is the Jacarei expansion.

As a result of our expenditures in connection with the Jacarei expansion, there was a decrease in cash and cash equivalents of U.S.$317 million in 2001 compared to a net increase of U.S.$313 million in 2000. At March 31, 2002, we had cash and cash equivalents of U.S.$171 million. At December 31, 2001, we had cash and cash equivalents of U.S.$172 million.

At March 31, 2002 and at December 31, 2001 we had approximately U.S.$408 million (of a total of U.S.$545 million) and U.S.$406 million (of a total of U.S.$536 million), respectively, in deposits and short-term investments with Banco Votorantim S.A. and U.S.$48 million and U.S.$41 million, respectively, in unrealized gains from foreign currency and interest rate swap contracts with Banco Votorantim S.A. See "Transactions with related parties."

At March 31, 2002, our cash, cash equivalents and held-to-maturity investments (current portion) were U.S.$258 million, of which U.S.$60 million was denominated in U.S. dollars and the remaining in reais. At December 31, 2000, our cash, cash equivalents and held-to-maturity investments (current portion) were U.S.$506 million, of which U.S.$27 million was denominated in U.S. dollars and the remaining in reais. At December 31, 2001, our cash, cash equivalents and held-to-maturity investments (current portion) were U.S.$259 million, of which U.S.$52 million was denominated in U.S. dollars and the remainder in reais.

At March 31, 2002 and at December 31, 2001 our balance sheet presents negative working capital of US$(71) million and U.S.$(76) million, respectively. We do not expect to have any difficulty in meeting our short-term obligations.

The following table summarizes our significant contractual obligations and commitments that impact our liquidity at March 31, 2002:

------------------------------------------------------------------------------------
Contractual Obligations/(2)(3)/           Up to 1 year 2-3 Years After 3 Years Total
----------------------------------------- ------------ --------- ------------- -----
(payments due by period)                             (U.S.$ in millions)
Long-term debt, including current portion     388         438         178      1,004
Pension plan obligations/(1)/............       1           2           8         11
Total contractual cash obligations.......     389         440         186      1,015

--------
/(1)/ Estimated for a 10-year period
/(2)/ At December 31, 2001, commitments for capital expenditures amounted to approximately U.S.$305 million.
/(3)/ We may also have take or pay contractual obligations which are not expected to exceed U.S.$30 million per year.

Sources of funds

Operating activities provided net cash flows of U.S.$56 million in the three months ended March 31, 2002, compared to U.S.$88 million in the three months ended March 31, 2001. Operating activities provided net cash flows of U.S.$234 million in 2001, compared to U.S.$381 million in 2000 and U.S.$205 million in 1999.

Financing activities (before distributions to shareholders), which include short-term and long-term secured borrowings and debt repayments, generated net cash flows of U.S.$30 million in the three months ended March 31, 2002, compared to using cash flows of U.S.$67 million in the same period in 2001. Financing activities (before distributions to shareholders), which include short-term and long-term secured and unsecured borrowings and debt repayments, generated net cash flows of U.S.$562 million in 2001, compared to using cash flows of U.S.$120 million in 2000 and U.S.$174 million in 1999.

At March 31, 2002, our debt was U.S.$1,078 million (of which U.S.$462 million had short-term maturities) representing an increase of U.S.$36 million over the debt recorded on December 31, 2001. The long-term position amounted to 57% of the total debt in the three months ended March 31, 2002 compared to 56% in 2001. At March 31, 2002, approximately 89% of the debt was denominated in foreign currencies. At March 31, 2002, we had a net debt position of U.S.$485 million, compared to net cash of U.S.$36 million at March 31, 2001, due to very large amounts invested in the Jacarei expansion and to our investment in Aracruz. In the three months ended March 31, 2002, we continued our policy of protecting our dollar liabilities by financial instruments (hedges) without taking into account the natural hedge provided by our exports. On March 31, 2002, our net exposure was U.S.$13 million, which means that our assets in foreign currency were lower than our liabilities. At December 31, 2001, our debt was U.S.$1,042 million (of which U.S.$458 million had short-term maturities) representing an increase of U.S.$513 million over the debt recorded at December 31, 2000. The long-term position amounted to 56% in 2001 compared to 68% in 2000. Approximately 91% of the debt was denominated in foreign currencies. At December 31, 2001, we had net debt of U.S.$465 million compared to net cash of U.S.$22 million at December 31, 2000, due to very large amounts invested in the Jacarei expansion and to our investment in Aracruz. In 2001, we continued our policy of mitigating the effect of foreign exchange variations on our U.S. dollar liabilities. This risk management policy does not take account of the natural hedge provided by our exports. On December 31, 2001, our net exposure was U.S.$(7) million, which means that our assets in foreign currency were higher than our liabilities.

Uses of funds

Investing activities before proceeds from a total of investments, including acquisitions and the Jacarei expansion and other capital expenditures, consumed net cash flows of U.S.$87 million in the three months ended March 31, 2002, compared to U.S.$58 million in the three months ended March 31, 2001. Investing activities before proceeds of U.S.$2 million in 2001, U.S.$5 million in 2000 and U.S.$8 million in 1999 from a total of investments, including acquisitions and the Jacarei expansion and other capital expenditures, consumed net cash flows of U.S.$1,004 million, compared to providing U.S.$96 million in 2000 and consuming net cash flows of U.S.$53 million in 1999.

Our significant uses of cash in financing activities included the repayment of debt, which consumed U.S.$352 million in the three months ended March 31, 2002 and U.S.$79 million in the three months ended March 31, 2001. Our significant uses of cash in financing activities included the repayment of debt, which consumed U.S.$238 million in 2001, U.S.$329 million in 2000 and U.S.$287 million in 1999.

Debt

At March 31, 2002, our total debt was U.S.$1,078 million, consisting of U.S.$74 million in short-term debt and U.S.$1,004 million in long-term debt (including a current portion of long-term debt of U.S. $388 million). Our total debt at March 31, 2002 increased by U.S.$36 million from total debt of U.S.$1,042 million at December 31, 2001. At December 31, 2001, our total debt was U.S.$1,042 million, consisting of U.S.$458 million in short-term debt and U.S.$584 million in long-term debt. Our total debt at December 31, 2001 increased by U.S.$513 million from total debt of U.S.$529 million at December 31, 2000.

Most of our borrowings are related to our export sales, which have a lower interest rate. For our expansion projects we use long-term financing in reais from BNDES. For the three months ended March 31, 2002, we had received R$75.8 million from BNDES in connection with the Jacarei expansion.

In October 2001, Newark Financial Inc., or Newark, a wholly-owned subsidiary of VCP Exportadora e Participacoes S.A., or VCP Exportadora, our wholly owned subsidiary, received a bridge financing for U.S.$370 million to finance the acquisition of our stake in Aracruz. On May 23, 2002, VCP Trading N.V., or VCP Trading, and VCP North America Inc., or VCP North America, two wholly owned subsidiaries of Newark, entered into a U.S.$380 million credit agreement with ABN Amro Bank N.V., as administrative agent, The Bank of New York, as collateral agent, and a syndicate of banks. All of the proceeds from the credit agreement were advanced to Newark (U.S.$304 million by VCP Trading and U.S.$76 million by VCP North America) as a prepayment trade financing between Newark, VCP Trading and VCP North America. Newark used the proceeds from these advances to pay in full the bridge financing and to make certain payments in connection with the credit agreement. The obligations of VCP Trading and VCP North America under the credit agreement are guaranteed directly or indirectly by Newark, VCP Exportadora and us. The loans under the credit agreement are secured by liens on certain collateral, including receivables arising under agreements entered into by Newark, VCP Trading or VCP North America with its respective customers for the sales of certain products.

As a guarantor under the credit agreement, we are subject to a number of material covenants including, among others:

  . limitations on our ability to incur debt;

  . limitations on the existence of liens on our properties;

.. limitations on transactions with related parties, which generally must be on terms no less favorable than those that could be obtained in a comparable arm's-length transaction; and

  . maintenance of certain financial ratios.

We are in the process of negotiating an export credit advance related to pre-export financing in the amount of U.S.$1 billion. We cannot assure you that we will obtain this financing.

In December 1996, Voto-Votorantim Overseas Trading Operation N.V., a special purpose unconsolidated company owned 50% by us and 50% by S.A. Industrias Votorantim, also a member of the Votorantim group, known as Voto-Votorantim, received bridge financing from ING Barings for U.S.$300 million. Of this amount, U.S.$150 million was advanced to us by Voto-Votorantim at that time. In June 1997, Voto-Votorantim issued U.S.$400 million 8.5% notes due 2005, which are jointly and severally guaranteed by us, S.A. Industrias Votorantim and Cimento Rio Branco, members of the Votorantim group. The bridge loan was paid in full with the proceeds of the U.S.$400 million Voto-Votorantim notes, and an additional U.S.$50 million was transferred to us. On the total U.S.$200 million intercompany loan, Voto-Votorantim charges us an interest rate identical to the one it pays to the holders of the Voto-Votorantim notes. Under the Voto-Votorantim notes indenture, each holder of the Voto-Votorantim notes may upon notice require Voto-Votorantim to repurchase, in whole or in part, the notes on June 27, 2002 at a repurchase price of 99.5% of the principal amount plus accrued and unpaid interest and Voto-Votorantim may upon notice repurchase the Voto-Votorantim notes from the holders, in whole but not in part, on June 27, 2002 at a repurchase price of 99.5% of the principal amount plus accrued interest. In either case, Voto-Votorantim may procure any other person to purchase the Voto-Votorantim notes that are subject to its repurchase. On May 10, 2002, Voto-Votorantim gave notice to the trustee, exercising its call option and indicating that the Voto-Votorantim notes will be purchased by another person and will remain outstanding.

As a guarantor of the Voto-Votorantim notes, we are subject to a number of material covenants including:

..  limitations on the existence of liens on our properties;

.. limitations on transactions with related parties, which generally must be on terms no less favorable than those that could be obtained in a comparable arm's-length transaction; and

.. maintenance of net indebtedness (as defined in the indenture governing the notes) not to exceed five times EBITDA (as defined in the indenture and measured under accounting principles set forth in the Brazilian corporate law) over the past two semesters.

We act as guarantor, together with other members of the Votorantim group, under a U.S.$150 million export finance agreement between VCP Exportadora and Votorantrade N.V., dated October 29, 2001.

In 1993, we obtained a U.S.$24 million loan from the International Finance Corporation, or IFC, U.S.$4 million of which was convertible into preferred shares at the IFC's option. In April 2002, the remaining outstanding amount was paid on this loan, and no portion of this loan was converted into VCP shares.

Our long-term debt also consists of export credits and import credits with a number of financial institutions. The lines of credit with respect to export credits generally mature within 24 to 60 months. Upon shipment, the export credits are associated with that specific, identifiable shipment. The export credits are repaid with the proceeds of the export receipts from the specific shipment. At December 31, 2001, the outstanding amount of export credits was U.S.$296 million. The export credits bear annual interest of Libor plus 1.4%, for an effective rate of 3.3% at December 31, 2001. At December 31, 2001, the outstanding amount of import credits was U.S.$18 million. The import credits bear annual interest of Libor plus 0.7%, for an effective rate of 2.7% at December 31, 2001. At March 31, 2002, the outstanding amount of export credits was U.S.$290 million. The export credits bear annual interest of Libor plus 1.4%, for an effective rate of 3.3% at March 31, 2002. At March 31, 2002, the outstanding amount of import credits was U.S.$23 million. The import credits bear annual interest of Libor plus 0.8%, for an effective rate of 4.6% at March 31, 2002.

BNDES, the parent of BNDESPAR, the selling shareholder, has been an important source of debt financing. At March 31, 2002, the BNDES loans amounted to U.S.$109 million, of which U.S.$75.8 million related to the Jacarei expansion, and were denominated in reais. At December 31, 2001, the BNDES loans amounted to U.S.$94 million, of which U.S.$56 million related to the Jacarei expansion, and were denominated in reais. The BNDES loans are secured by liens on land, property (including the Jacarei mill) and equipment, and by personal guarantees of an owner of Hejoassu, the ultimate parent of the Votorantim group. Our loans with BNDES bear interest at 3.0% per annum on the principal amount and are indexed using either the Taxa de Juros de Longo Prazo, or TJLP, a nominal long-term interest rate that includes an inflation factor or the weighted average of the funding costs incurred by BNDES abroad. At March 31, 2002, the TJLP average was 10%. See note 10 to our consolidated financial statements.

At March 31, 2002, the amount of maturities of our long-term debt (current and long-term portion) is as follows:

--------------------------------------------------------------------------------

          Year                                              Maturities
          ---------------------------------------  -------------------
                                                   (U.S.$ in millions)
          2002/(1)/...............................                 388
          2003....................................                 191
          2004....................................                 247
          2005....................................                  82
          2006....................................                  58
          Thereafter..............................                  38
                                                               -------
             Total................................             $ 1,004

--------------------------------------------------------------------------------
(1) We have considered the maturity date of the U.S.$200 million intercompany loan from Voto-Votorantim to be June 27, 2002 because Voto-Votorantim will repurchase the Voto-Votorantim notes on that date, pursuant to the terms of the indenture under which the Voto-Votorantim notes were issued.

At March 31, 2002, the outstanding amount of our secured short-term debt was U.S.$74 million, with a weighted average interest rate of 4.4%, and U.S.$74 million at December 31, 2000, with a weighted average interest rate of 7.6%. At December 31, 2001, all of our short-term debt related to trade financing was secured. The outstanding amount of that short-term debt was U.S.$69 million at December 31, 2001, with a weighted average interest rate of 6.1% and U.S.$74 million at December 31, 2000, with a weighted average interest rate of 7.6%.

Capital expenditures

During 2001, we spent U.S.$679 million in capital expenditures, an increase of 443% over the U.S.$125 million invested in 2000 and 708% over the U.S.$84 million invested in 1999. Of this amount, U.S.$370 million was spent in the acquisition of 12.35% of the total capital of Aracruz, U.S.$206 million was spent in the construction of the Jacarei expansion, and the remaining U.S.$103 million was invested in the modernization of our plants, the implementation of our forest maintenance program and the updating of information technology. At March 31, 2002, capital expenditures already realized or allocated to the Jacarei expansion totaled U.S.$282 million, out of a total estimated project budget of U.S.$550 million. We expect to have U.S.$435 million of capital expenditures in 2002, primarily related to the Jacarei expansion.

Commitments and contingencies

We are subject to numerous commitments and contingencies with respect to tax, labor, distributors and other claims. See "Business--Legal matters," note 11 to our annual audited consolidated financial statements and discussions on our critical accounting policies.

The significant contractual obligations and commitments that impact our liquidity are short-term debt, long-term debt, take or pay, leases and capital expenditures.

At March 31, 2002, we had made provisions in the amount of U.S.$12 million for civil, labor and tax legal proceedings in long-term liabilities (U.S.$12 million at December 31, 2001). In connection with some of these legal proceedings, we also have made judicial escrow deposits (included in "Other assets--other" in our balance sheet) in the amount of U.S.$4 million at March 31, 2002.

We are one of the guarantors, together with other companies of the Votorantim group, of the U.S.$400 million notes issued by Voto-Votorantim. At March 31, 2002, we had loans outstanding totaling U.S.$204 million that are guaranteed by other companies of the Votorantim group. For additional information on our commitments and contingencies, see "Transactions With Related Parties" and note 11 to our consolidated financial statements.

We have not made any loans to any company of the Votorantim group since March 2000, and all of our loans were repaid at December 31, 2001. We do not intend to make these types of loans in the future. See note 13 to our consolidated financial statements.

The following is a summary of the guarantees provided by us in favor of other companies of the Votorantim group:

--------------------------------------------------------------------------------

                                                         Outstanding
                                                           amount at
Primary Obligor                            Purpose    March 31, 2002          Beneficiary
-------------------------------- ----------------- ----------------- --------------------
Voto-Votorantim Overseas Trading  U.S.$400 million                        Noteholders and
  Operations N.V................    Notes Issuance  U.S.$204 million          the Trustee
Votocel Filmes Flexiveis Ltda... Equipment Finance U.S.  $15 million Banco do Brasil S.A.
                                                   ----------------
Total...........................                    U.S.$219 million

--------------------------------------------------------------------------------

Other events

Buyback programs

In 1998, we repurchased 1,421,182,405 outstanding preferred shares for U.S.$17 million in order to take advantage of low market prices. In 1999, we resold 283,600,000 preferred shares for U.S.$8 million, which had been purchased in 1998 at a cost of U.S.$3 million. The gain of U.S.$5 million is included in "Additional paid-in capital" in our balance sheet without affecting net income.

In 2000, we repurchased 235,400,000 preferred shares for U.S.$6 million.

In 2001, the board of directors approved two other stock buyback programs, from April 6 to July 5, and from September 20 to December 20. We have not purchased shares under those two programs since December 21, 2001, nor did we renew them. We carried over the 235,400 lots of 1,000 preferred shares bought from the first program up to February 2002, when we began selling these shares. We sold 91,100 lots of 1,000 preferred shares from February to April 2002, and the weighted average selling price was R$89.07 (U.S.$38.2) per lot of 1,000 preferred shares. The minimum selling price was R$86.74 (U.S.$36.8) and the maximum was R$92.00 (U.S.$39.2) per lot of 1,000 preferred shares. At December 31, 2001, 235,400,000 preferred shares had been purchased under these programs. At March 31, 2002, 163,900,000 preferred shares had been purchased under these programs.

Research and development, patents and licenses, etc.

During 2001, 2000 and 1999, we spent approximately U.S.$1 million per year on research and development. We direct research and development activities towards increasing eucalyptus wood and quality yields, making our production more efficient, developing new products and improving the quality of our products. We maintain close links with various universities and private research institutes. As an integrated producer of pulp and paper, we have sought to gain an even better understanding of the whole production process. We attempt to identify the characteristics of both wood and pulp that are essential for the production of high quality paper.

Capital expenditures in research and development are integrated in all of the phases of the production process, through pioneering initiatives. Through these initiatives, we started production of whiter and better-quality alkaline paper produced from 100% hardwood fiber, adopted micro-stakes for cloning in the propagation of seedlings from selected trees, and developed new products for the market. Currently, we are the only manufacturer in Brazil of high-resolution coated papers designed for labels for inkjet printing and coated paper that is resistant to humidity. Our research and development are aimed at satisfying market demand for quality products appropriate for specific applications.

We are participating in the Eucalyptus Genoma Project, through the Eucalyptus Genoma Consortium, a consortium of Brazilian companies which includes Companhia Suzano de Papel e Celulose, or Suzano, Ripasa Papel e Celulose, or Ripasa, Duraflora S.A. and is also sponsored by FAPESP--Fundacao de Amparo a Pesquisa do Estado de Sao Paulo, a state-owned foundation to sponsor research associated with ONSA--Organization for Nucleotide Sequency and Analysis, or The Virtual Genomics Institute. The objectives of the Eucalyptus Genoma Project are to (i) develop the eucalyptus genetic sequence, (ii) identify the genes responsible for patterns in wood quality, drought and disease resistance and nutrient absorption, and (iii) create tools for assisted selection. The Eucalyptus Genoma Project started in May 2000, has a budget of approximately U.S.$3.5 million and will take place over a period of approximately five years. We have committed approximately 20% of that amount for the project. The consortium will own the results of the project, and we are entitled to full access to the technology resulting from the project.

                          The pulp and paper industry

Industry overview

Pulp industry overview. Wood pulp is the principal ingredient in the manufacture of wood-containing paper. Pulp is classified according to (a) the type of wood or fiber from which it is made, (b) the manner in which the wood or fiber is processed, and (c) whether it is bleached.

There are two types of wood pulp that can be produced. Hardwood pulp is produced using hardwood trees, such as eucalyptus, aspen, birch and acacia. Pulp made from hardwood, such as eucalyptus, has short fibers and is generally better suited to manufacturing coated and uncoated printing and writing papers, tissue and coated packaging boards. Short fibers are the best type for the manufacture of wood-free paper with good printability, smoothness, brightness and uniformity. Softwood pulp is produced using softwood trees, such as pines and fir. Pulp made from softwoods has long fibers and is generally used in manufacturing papers that require durability and strength, such as kraftliner, and those requiring high opacity, such as newsprint and directory papers. We produce only hardwood pulp from planted eucalyptus trees.

The pulp manufacturing process may determine a pulp's suitability for particular end uses. Mechanical pulp refers to pulp processed to leave in some lignin and other organic materials holding the wood fibers together. Chemical pulp refers to pulp made using chemical processes to dissolve the lignin. Among the various chemical processes for chemical pulp, the most common is the kraft process, which we use to produce our pulp. The kraft process helps to maintain the inherent strength of the wood fibers and thus produces a pulp that is especially well suited for manufacturing printing and writing papers, specialty papers and tissue.

Bleached pulp is used for a variety of purposes, including printing and writing papers, specialty papers and tissue. Unbleached pulp is brown in color and is used in the production of wrapping paper, corrugated containers and other paper and cardboard materials. Many companies, including VCP, have been using the ECF and TCF methods in their production of bleached pulp. ECF and TCF are bleaching processes that do not utilize elementary chlorine and chlorine chemical compounds, respectively. These two processes have been developed in part to eliminate any possible carcinogenic effects attributed to the dioxins that are produced during the bleaching process and released in the water.

As a result of the variety of wood types and processes used to produce pulp, the pulp market has become increasingly specialized in terms of technical characteristics. Hardwood and, particularly, eucalyptus pulp, exhibit many of the physical and chemical properties most valued by printing and writing paper manufacturers and other bleached pulp consumers, such as opacity, grade and printability. As a result of increasing specialization, many manufacturers developed their own customized mix of pulp inputs known as "furnish" for use in their paper manufacturing. In addition, as more paper manufacturers have come to appreciate the technical characteristics of hardwood pulp and rely upon a significant hardwood pulp component in their furnish, the market for hardwood pulp has grown more rapidly than the market for softwood pulp.

Eucalyptus is one of many types of hardwood used to make pulp. We believe that for certain uses eucalyptus pulp is superior because of the greater consistency in the quality of its fibers and because it can improve paper's opacity, formation and printability. Eucalyptus pulp has gained wide acceptance among producers of printing and writing papers in Europe and among producers of tissue papers in North America because of its softness and absorbency. In addition, eucalyptus trees generally grow straighter and have fewer branches than most other hardwood trees. This allows for dense growth, easy harvesting and decreased need for pruning.

Paper industry overview. There are six major groups of paper products produced by the paper industry:

.. newsprint paper, used to print newspaper;

.. printing and writing papers, used for a broad range of purposes, including writing, photocopying, commercial printing, business and computer forms;

.. tissue papers, used to produce tissue, toilet papers and paper towels;

.. packaging papers, encompassing kraft paper, containerboard (corrugated paper and linerboard) and liquid packaging board;

.. cardboard; and

.. specialty papers.

We produce printing and writing papers, specialty papers, and thermal and carbonless paper, a subcategory of specialty papers.

Printing and writing papers are classified according to whether they are coated or uncoated, and whether the pulp from which they are made is chemically processed to eliminate lignin, called wood-free paper, or contains some lignin, called mechanical or wood-containing. We make uncoated and coated wood-free printing and writing paper.

Printing and writing paper is sold either in reels or in packages of pre-cut sheets, called cut-size. We sell our paper in both reels and cut-size. Reels of paper are used by manufacturers of paper products such as business forms, writing pads, packaged sheets of pre-cut paper, books and envelopes. Customers require different size reels depending on the type of machines they use. Cut-size paper is used in offices for general commercial purposes, such as photocopying and writing. There has been a general trend in recent years toward the use of standardized pre-cut sheets rather than preprinted and continuous business forms and computer paper. This trend has led many paper producers, including us, to reduce sales of reels and to integrate cutting machines in their paper mills, increasing their production of cut-size papers.

The market for paper has a large number of producers and consumers and more product differentiation than the market for pulp. Prices for paper are cyclical but are less volatile than pulp prices. The prices for paper and paperboard have historically followed the trends of pulp prices.

The key factors that drive paper prices are overall economic activity, capacity expansion and fluctuations in current exchange rates. Prices rose steadily from 1986 through 1989, when prices dropped because of soft international economic growth combined with excess capacity expansion. Paper prices recovered sharply, pushed by the rise in pulp prices, after having reached the trough of the cycle in March 1994, a four-month lag from pulp.

In the second half of 1994, the international paper market tightened dramatically as accelerated economic growth in the United States and end user inventory restocking pushed demand higher despite limited capacity expansion. This tightening in the international market eased over the last several months of 1995, particularly for the commodity grades. In 1996, paper became readily available and prices started to decrease, and continued to decrease through the first quarter of 1999. Thereafter, prices for our various grades of paper have improved, reaching a peak in the first half of 2001. Thereafter, international paper prices started to decrease again but not as strongly as pulp prices decreased, due to a more consolidated and less volatile market.

Although it is possible that market prices for paper will further decline in the future, or that there will not be sufficient demand for our products to enable us to operate our production facilities in an economical manner, we have been minimizing these risks by shifting our focus towards higher value-added products and by achieving a better sales mix. We are also developing the flexibility to be able to allocate sales between domestic and export markets.

The Brazilian pulp and paper industry

Brazil is predominantly a tropical country, with approximately 90% of its territory located north of the Tropic of Capricorn. As a result, in most regions of Brazil, the soil and climate are very favorable to forest growth. In Brazil, eucalyptus trees have short growing cycles of approximately seven years, compared to 12 to 15 years for eucalyptus trees in Portugal and Spain and 25 to 70 years for other species of hardwood trees in other regions. The production of wood in Brazil, therefore, requires less time and a smaller growing area than in North America and Europe, which results in higher yields.

Brazil's natural advantages in forestry make it one of the world's lowest cost producers of pulp, and in the last twenty years Brazil has become an important pulp exporter.

Capitalizing on its advantages in pulp production, Brazil has developed a diversified paper industry with modern technology and a potential for growth in both the domestic and export markets. In recent years, there has been a marked increase in paper consumption in Brazil, which is an important indicator of the economic development of a country. Between 1994 and 2001, the average annual rate of paper consumption increased by 5.7% per year, reaching 6,790,000 tons in 2001. We believe that the growth potential for domestic consumption is great because per capita consumption is still low in comparison with other developed countries.

In 2001, Brazil was the eleventh largest paper producer and the seventh largest pulp producer in the world. Brazilian pulp and paper companies have made large investments over the last ten years in order to compete more effectively and on a larger scale with traditional pulp suppliers in the international market. In addition, the technological development of the paper industry has been supported by the research efforts of major producers and financing for projects from BNDES.

Consolidation in the Brazilian pulp and paper industry is currently under way. The table below shows the market participation of the five largest producers in terms of sales for the years indicated:

--------------------------------------------------------------------------------

                                            Years ended December 31,
                                  --------------------------------------------
                                      1997     1998     1999     2000     2001
  ------------------------------- -------- -------- -------- -------- --------
                                           (in thousands metric tons)
  Brazilian pulp production/(1)/.  6,331.1  6,686.9  7,209.1  7,463.3  7,390.1
  Brazilian paper production.....  6,517.6  6,589.3  6,953.2  7,187.8  7,353.7
  Total pulp and paper production 12,848.7 13,276.2 14,162.3 14,651.1 14,743.8
  Total five top producers.......  6,262.8  6,535.3  7,086.0  8,099.9  9,096.0
  % Top five.....................    48.7%    49.2%    50.0%    55.3%    61.7%

--------------------------------------------------------------------------------

(1) Pulp numbers represent pulp volume produced.
Source: Bracelpa.

Brazil produces both commodity grade paper, such as kraft linerboard, and more value-added paper products, such as thermal and carbonless and fiduciary paper. Brazil is self-sufficient in all types of paper, except newsprint, coated paper and certain specialty grades. The paper market is larger than the pulp market in terms of the numbers of producers, consumers and variety of products. Paper prices tend to be less volatile than prices for pulp.

Cyclical nature of world pulp prices

World pulp prices are cyclical because demand for paper depends heavily on general economic conditions and because production capacity adjusts slowly to changes in demand. From 1985 to mid-1989, market prices for bleached hardwood kraft pulp rose steadily. Beginning in 1989, the recession in North America, Europe and Japan, combined with the startup of a number of new or expanded pulp facilities, contributed to depressed prices that continued through 1993. This decline in world pulp prices to the lowest levels in 20 years (on an inflation-adjusted basis) forced a number of pulp producers out of the market. However, international demand began to recover in late 1993, with a corresponding increase in prices.

In 1995, the international paper industry was in the second year of what is believed to be the strongest market upturn in its history. A substantial portion of the industry reported record earnings levels in 1995 due to strong demand and surging prices. Virtually all of the industry's major grades were at, or near, record price levels as a result of tight supply and intense cost pressures (particularly for non-integrated paper producers that purchase pulp and, to a lesser extent, for non-integrated pulp producers that purchase fiber).

The key supply side factor during the 1995 upturn was an abnormally low rate of capacity expansion, a consequence of the industry's poor performance during the 1989-1993 downcycle. This low rate of capacity expansion led to a rapid tightening of markets that, in turn, caused the prices to increase sharply.

By the last quarter of 1995, however, the international paper market began to show signs of strain. Some of the reasons for this slackening were a slowdown in economic growth, particularly in the United States, more readily available supplies of certain grades of paper, due to improved mill productivity and the startup of new machines, and a deceleration in end user inventory-building. By January 1996, pulp prices were falling and continued to fall through the first quarter of 1999. In the second quarter of 1999, international pulp prices began to rise and continued to rise throughout 2000. After reaching a peak of around U.S.$700 per ton in the second half of 2000, market pulp prices started to fall through the third quarter of 2001 primarily due to (i) inventory accumulation, (ii) variations in the European Union unified currency, which raised the cost of pulp for the production of printing and writing papers and (iii) the scheduled production downtime by Canadian producers, followed by that of U.S. manufacturers to combat growing inventory and maintain price levels. At the beginning of 2001, Brazilian manufacturers, including us, slowed pulp production in response to the drop in demand and slowdown of the economy and to maintain a balance between supply and demand.

During the second half of 2001, market pulp prices were around U.S.$400 per ton. In the fourth quarter of 2001, the market pulp prices began to increase as a result of the industry-wide decline in inventory as several producers scheduled production downtime in order to reduce growing inventory and maintain price levels. In the first quarter of 2002, pulp prices remained stable due to the increase in inventory to 1.9 million tons in North America and Scandinavia at the end of January. In the second quarter of 2002, due to increased demand and relatively lower inventory, prices began to increase and reached U.S.$450 per ton in the beginning of May.

The following table sets forth the estimated cash production costs per ton of bleached hardwood kraft market pulp pre-sold in Northern Europe, Brazil and the United States for the second quarter of 2001, for producers in the regions indicated. Cash production costs are total production costs less depreciation and depletion. Amounts have been expressed on a per ton basis in U.S. dollars, with local currencies translated at prevailing exchange rates. Particular producers may have production costs significantly above or below regional averages.

--------------------------------------------------------------------------------

                                                         Cash
                                             Production Costs
                  -------------------------  ----------------
                  Brazil....................         U.S.$163
                  Indonesia.................              165
                  Sweden....................              243
                  France....................              244
                  Portugal..................              246
                  Spain.....................              264
                  Eastern Canada............              271
                  Finland...................              271
                  Southern U.S..............              307

--------------------------------------------------------------------------------

Source: Hawkins Wright, June 2001.

                                   Business

Overview

We are one of the largest pulp and paper products companies in Latin America and the leading Brazilian producer of wood-free printing and writing papers and specialty papers in terms of net sales and total assets, according to Bracelpa. We produce eucalyptus pulp, which is a high quality variety of hardwood pulp. We sell approximately 40% of our pulp production to third parties. We use the remainder internally to manufacture a wide range of printing and writing paper products, including coated and uncoated printing and writing papers, thermal papers, carbonless papers and other specialty papers. Exports account for a significant portion of our revenues.

At March 31, 2002, our total sales volume was 91,393 tons. In 2001, our total sales volume increased to 911,964 tons from 870,200 in 2000. At March 31, 2002, net revenues were U.S.$153 million. In 2001, net revenues decreased to U.S.$654 million from U.S.$774 million in 2000 as a result of the price decrease of domestic sales in U.S. dollars due to the devaluation of the real and the lower international average price of pulp. The reduction in our average price of pulp and paper more than offset the increase in volumes and the better mix of products sold in 2001 as compared to 2000.

In the three months ended March 31, 2002, we sold 45% of our pulp and paper tonnage outside of Brazil. In the three months ended March 31, 2002, 55% of the volume and 70% of the revenues of our total sales came from the domestic market. In 2001, we sold 43% of our pulp and paper tonnage outside of Brazil. In 2001, 57% of the volume and 68% of the revenues of our total sales came from the domestic market compared to 60% and 69%, respectively, in 2000. In the pulp market, the export market was responsible for 75% of the sales volume and 73% of the revenues in the three months ended March 31, 2002 and 75% of both the sales volume and revenues in 2001. In the paper market, the export market was responsible for 24% of the sales volume and 19% of the revenues derived from paper in the three months ended March 31, 2002 and 23% of the sales volumes and 20% of the revenues derived from paper in 2001.

The table below sets forth the percentage of our net revenues in 2001 and in the three months ended March 31, 2002 that correspond to the domestic and export markets and the breakdown by product of our net revenues:

-------------------------------------------------------------------------------
                                            Year ended         Three months
                                         December 31, 2001 ended March 31, 2002
-------------------------------------------------------------------------------
Sales by market
   Domestic.............................               68%                  70%
   Export...............................               32%                  30%
Sales by product
   Pulp.................................               22%                  22%
   Paper................................               78%                  78%
-------------------------------------------------------------------------------

In the three months ended March 31, 2002, we sold 91,393 tons of pulp to third-party producers. In 2001, we sold approximately 342,566 tons of this production as approximately market pulp to third-party producers and we used the remainder to manufacture paper products. Our production and related U.S. dollar-based exports of pulp also increased during 2001. In 2001, we produced 807,761 tons of pulp, compared to 798,517 tons in 2000 and 735,936 tons in 1999. In the three months ended March 31, 2002, we sold approximately U.S.$33 million of market pulp. In 2001, we sold approximately U.S.$143 million of market pulp compared to U.S.$207 million in 2000, and U.S.$140 million in 1999. In the three months ended March 31, 2002 our pulp export revenues increased. Our pulp export revenues decreased in 2001 as compared to 2000 due to the significant reduction in the international average price of pulp.

In the three months ended March 31, 2002, our sales volume of paper products increased 2,024 tons from 132,835 in the same period in 2001. Due to the reduction of paper prices, however, our revenues from paper products decreased U.S.$12 million in the three months ended March 31, 2002 from U.S.$132 million in the same period. In 2001, our sales volume of paper products increased to 569,398 tons from 529,523 tons in 2000 and 506,701 tons in 1999. Due to the reduction of pulp prices, however, our revenues from paper products decreased to U.S.$511 million in 2001 from U.S.$567 million in 2000 but increased relative to 1999 revenues of U.S.$448 million. Uncoated and coated printing and writing paper sales accounted for 74% of our total paper products revenues in the three months ended March 31, 2002. The remainder of our revenues from paper products in the three months ended March 31, 2002 was made up of sales of thermal and carbonless paper, accounting for 15% of paper sales and sales of other specialty paper accounting for 6% of paper sales. Uncoated and coated printing and writing paper sales accounted for 76% of our total paper products revenues in 2001. The remainder of our revenues from paper products in 2001 was made up of sales of thermal and carbonless paper, accounting for 17% of paper sales, and sales of other specialty paper accounting for 7% of paper sales. Our printing and writing papers are used for a variety of business supplies, including notebooks, books, continuous forms, labels, brochures and magazines. Our estimated market share in Brazil in 2001 was 40% for coated papers and 22% for uncoated papers. Since 1995, our production and sales of higher-margin chemical papers has been increasing both in real terms and as a proportion of our total paper production and sales.

There was a decrease in domestic market paper consumption in 2001 for the first time in the last seven years, due to the Brazilian economic slowdown resulting from domestic factors, such as the energy rationing program and external factors that contributed to local economy instability such as the Argentine crisis, high exchange rate volatility, the general global economic slowdown and the terrorist attacks in the second half of the year.

Our ownership structure

We are part of the Votorantim group, one of the largest privately held Brazilian groups of companies. The Votorantim group was founded in 1918 by Senator Jose Ermirio de Moraes and is controlled by the Ermirio de Moraes family. The three core businesses of the Votorantim group are cement, aluminum and pulp and paper. The Votorantim group is also involved in other industries, including metallurgy, financial services, chemicals and agribusiness. In 2001, pulp and paper accounted for approximately 20% of the Votorantim group's net operating revenues, which totaled approximately U.S.$3.3 billion (unaudited), as measured under the Brazilian corporate law accounting principles.

The following chart shows our ownership structure at March 31, 2002:

                                  [FLOW CHART]




(1) Our immediate parent company is Votocel Filmes Flexiveis Ltda., which is directly controlled by S.A. Industrias Votorantim, and which in turn is ultimately controlled by Hejoassu Administracao Ltda., which is controlled by the Moraes family.

Our activities began in 1988 when the Votorantim group purchased Celpav Celulose e Papel Ltda., or Celpav, a pulp and paper producer based in the state of Sao Paulo. We began production in 1991 after expanding and modernizing our facilities. In September 1992, the Votorantim group purchased Industrias de Papel Simao S.A, or Papel Simao. In 1995, Celpav became a subsidiary of Papel Simao, and Papel Simao changed its name to Votorantim Celulose e Papel S.A. We later transferred our operating assets to Celpav and, in July 1999, Celpav was merged into VCP.

As of December 31, 2001, we had a 50% stake in Voto-Votorantim Overseas Trading Operations N.V. and a wholly owned subsidiary, VCP Terminais Portuarios S.A. In April 2001, we incorporated VCP Exportadora, as a wholly owned subsidiary, and in the fall of 2001 we incorporated Newark.

In order to facilitate access to our international customers and to the international financial markets, we have also established two subsidiaries in Newark, VCP Trading N.V. and VCP North America Inc., to manage our exports to clients in Europe and in North America, respectively.

On January 2, 2002, we incorporated VCP Florestal S.A., which assumed all of the assets and liabilities relating to our forestry operations.

The following chart shows our corporate structure at March 31, 2002:

                                  [FLOW CHART]



Our strengths

We have established our position in the Brazilian pulp and paper industry by building on the following competitive strengths:

.. We have low costs in our production process. We are one of the world's lowest-cost producers of pulp. In 2001, our pulp cash production cost was U.S.$152 per ton. Cash production cost consists of total production costs less depreciation and depletion. Several factors account for this, including:

Short harvest cycles. Climate and soil conditions in Brazil enable us to harvest our eucalyptus trees in only seven years, while harvest cycles for eucalyptus trees in Portugal and Spain range from 12 to 15 years and harvest cycles for other species of hardwood trees in other regions range from 25 to 70 years. This short harvest cycle increases our forest yield, reduces the amount of timberland needed to supply our wood requirements, and reduces our production costs.

Use of cloning technology. We also use cloning methods, which allow for greater uniformity and ease in terms of planting, tree growth and felling, stacking and transportation. As a result, our forest productivity increased from 30 cubic meters per hectare per year in 1987 to 45-50 cubic meters per hectare per year in 2001, which is comparable to, or greater than, the results achieved by our domestic and international competitors.

Low transportation costs. We are headquartered in the city of Sao Paulo and our four production facilities are located in the state of Sao Paulo, which is the largest consumer market in Brazil. The forests are located an average distance of 210 kilometers from our pulp mills. For our pulp and paper exports, we use the port facilities at Santos, in the state of Sao Paulo, which is located an average distance of 200 kilometers from our mill facilities and is equipped with a modern system for transportation and shipment of freight which facilitates the shipment of pulp and paper products to the international market and reduces the cost of exports. Since 1997, we have had our own private terminal at the port of Santos for pulp and paper exports for which we have a 10-year operating concession renewable for another 10 years. Recently, anticipating the future increases in pulp exports due to the ongoing Jacarei expansion, we expanded the total area of our terminal at the Port of Santos, also increasing its warehouse capacity by 48%.

Low energy costs. We generate approximately 83% of our power requirements for the pulp and paper process primarily from recycling by-products from the pulp production process. This results in substantial savings compared to purchasing energy in the open market. Of the remaining 17%, 5% is bought from the open market and 12% comes from non-renewable fuels like fossil fuels (oil, coal and gas). Recovery boilers recycle substantially all of the chemicals used in the pulp production process.

.. We have sufficient forests to supply our wood requirements for pulp production. We do not depend on outside sources of supply for our timber requirements, and fluctuations in the price of timber have little effect on us. We obtain all of our wood from approximately 160,000 hectares of land in the state of Sao Paulo. We own approximately 64% of this land, with the remaining 36% leased from third parties, including other companies of the Votorantim group. Approximately 67% of this land consists of planted eucalyptus forest, approximately 28% is reserved for preservation and the remainder is used for other activities. Given our current and anticipated production capacity, and the land that we expect to be able to acquire through purchase or lease renewal, we expect to continue to be self-sufficient in our wood requirements for the foreseeable future.

.. We have an effective sales and distribution network. Our internal sales personnel handles most of our domestic pulp sales and domestic paper sales to larger clients. In addition, we distribute our paper products throughout Brazil through KSR, our paper distribution division. Currently, KSR distributes approximately 21% of our paper products destined for the domestic market, making KSR the largest paper distributor in Brazil. KSR's distribution network consists of 32 branch offices strategically located in Brazil and a workforce composed of 190 independent sales agents. KSR also inaugurated its e-commerce portal in January 2001 which enables customers to make purchases online.

.. We have a professional, proven and experienced management team that takes advantage of developments in information technology. Our management team is comprised of seasoned industry professionals who have experience operating through multiple business cycles in the pulp and paper industry. Our management team has been at the forefront of the Brazilian pulp and paper industry in taking advantage of information technology in all aspects of our business, from forestry operations and manufacturing to information systems. We have recently upgraded our management software in order to better integrate our day-to-day operations, facilitate decision making and reduce inefficiencies. Our integrated information systems link our operations from production to managerial functions.

Our strategy

We intend to focus on steady and sustained growth, building on our competitive strengths in order to become a leader in the international pulp market and to maintain our leadership in the Brazilian coated paper market. The principal components of our strategy are to:

.. expand our presence in the international pulp market;

.. maintain our leadership position in the growing Brazilian market for wood-free printing, writing, copying and specialty papers;

.. shift our sales mix toward higher margin paper products;

.. increase operating efficiencies; and

.. expand our production capacity through both mill expansion and strategic acquisitions to meet increased demand in both the domestic and export markets.

Expand our presence in the international pulp market

We intend to take advantage of our competitive strengths to increase our market share in the international pulp market. In 2001, we sold approximately 75% of our market pulp tonnage outside of Brazil, compared to 2% in 1996 when we began exporting. The high forest yields due to climate and soil conditions in Brazil, the short harvest cycle, the high productivity and sustainability of our forest operations and our use of cloning methods are important competitive advantages over producers in many other countries, and allow us to play an active and competitive role in the global pulp market. Our investment in Aracruz reinforces our presence in the international pulp market.

Maintain our leadership position in the growing regional market for wood-free printing, writing, copying and specialty papers

We are currently a market leader for coated wood-free printing, writing and specialty papers, with a 40% market share in Brazil. We are also a market leader for uncoated printing and writing paper, with a 22% market share in Brazil. We expect domestic demand to grow significantly over the next few years. We are also increasing sales in our new line of coated cut-size papers launched in 2000, which allows for high quality and resolution printing and is targeted at small and home offices. In order to consolidate our market position, we focus on long-term relationships with our customers by seeking to increase our understanding of our customers and their industries and to tailor our products to their specific needs. We increased our cut-size capacity in the Luiz Antonio mill to be able to meet the demand for both domestic and international markets.

Shift our sales mix toward higher margin paper products

We believe that an improved product mix with more value-added products can increase operating margins even if average paper prices do not improve significantly. In addition, these products are less subject to cyclical price variations. Therefore, we seek to increase our production of value-added paper products, such as coated, thermal, carbonless and other specialty papers; our sales of these papers increased to approximately 47% of our net paper sales in 2001, from approximately 33% in 1997. We are producing higher margin products to replace products that Brazilian consumers previously had to import, such as beer and soft drink beverage labels.

We have developed our production facilities for thermal and carbonless papers through an alliance with a leading producer in the area, Oji Paper Co., Ltd. of Japan, which allows us to benefit from Oji Paper's technology. We expect to continue to benefit from an increase in domestic demand, as well as to gain market share from imports of coated and specialty papers, which have become less competitive due principally to the continuous devaluation of the real since January 1999. We also will continue to work closely with our customers to develop new products.

Increase operating efficiencies

We intend to remain a low-cost producer of pulp and paper by continuing our ongoing program to increase operating efficiencies and reduce operating costs per unit. We intend to continue to:

 . focus on reducing wood costs through increased eucalyptus yields and reduced harvesting costs;

 . focus on improving the efficiency of our operations through investment in harvesting equipment, production facilities and advanced information technology; and

 . improve information flow to facilitate decision-making.

Expand our production capacity through both mill expansion and strategic acquisitions to meet increased demand in both the domestic and export markets

We intend to further increase our production capacity, through both expansion of existing facilities, including the Jacarei expansion and strategic acquisitions.

The Jacarei expansion will increase the annual pulp production capacity at the Jacarei mill by approximately 530,000 tons. For a more complete description of the Jacarei expansion, see "--Our production facilities and distribution division--Jacarei expansion."

Between 1994 and 2001, the average annual rate of paper consumption increased by 5.7% per year. In recent years, there has been a marked increase in paper consumption in Brazil. We believe that demand for pulp and paper in the domestic and export markets will continue to grow over time. We are therefore increasing our pulp production capacity through our US$550 million expansion project at our Jacarei mill, which will boost our pulp production capacity to
1.4 million tons annually. At March 31, 2002 we had invested US$282 in this project, which we expect will become operational in January 2003. We also closely monitor the evolution of the Brazilian and global pulp and paper industry. We continue to pursue growth opportunities to create value for our shareholders through strategic acquisitions, and we intend to be a participant in the continuing consolidation among pulp and paper producers, both domestically and internationally.

Our products

We produce a variety of pulp and paper products. We produce pulp both for sale (market pulp) and for use in our paper production. We sell hardwood bleached market pulp, both to the Brazilian domestic market and to the export market outside Brazil. We produce coated and uncoated printing and writing paper, carbonless, thermal and other specialty papers. Within the printing and writing paper category, we produce cut-size, folio-size, and rolled products. The following table sets forth the breakdown of our sales revenues for the periods indicated:

--------------------------------------------------------------------------------

                                                                   Three months
                                           Year ended December 31, ended March 31,
                                           -----------------------    ------------
                                           1999    2000    2001    2001    2002
            -----------------------------  ------- ------- ------- ------- -------
            Pulp..........................  24%     27%     22%     26%     21%
            Paper:
               Printing and writing.......  56%     54%     59%     55%     58%
               Thermal and carbonless.....  13%     12%     13%     12%     15%
               Other specialty papers.....   7%      7%      6%      7%      6%

--------------------------------------------------------------------------------

Pulp

Production

We produced 807,761 tons of eucalyptus pulp in 2001, compared to 798,917 tons in 2000. The following table sets forth our total hardwood pulp production, total Brazilian hardwood pulp production, and our hardwood pulp production as a percentage of total Brazilian pulp production for the years ended December 31, 1999, 2000 and 2001:

--------------------------------------------------------------------------------

                                                       1999      2000      2001
------------------------------------------------- --------- --------- ---------
VCP's production (in tons).......................   735,936   798,917   807,761
Total Brazilian production (in tons)............. 5,363,533 5,539,258 5,500,118
VCP's production as percentage of total Brazilian
  production.....................................     13.7%     14.4%     14.7%

--------------------------------------------------------------------------------

Sources: Bracelpa and VCP.

Sales

In the three months ended March 31, 2002 and in 2001, we sold 91,393 tons and 342,566 tons, respectively, of bleached pulp as market pulp to third parties, both in the domestic market and outside of Brazil. In the three months ended March 31, 2002 and in 2001, we had a 18% and a 20% share of the Brazilian domestic market for bleached hardwood pulp, respectively. In recent years, however, we have sought to increase significantly our sales of market pulp outside of Brazil. We sold approximately 75% of our market pulp tonnage outside Brazil in the three months ended March 31, 2002 and in 2001. The following table sets forth our net sales of pulp to the export market by geographic region for the years ended December 31, 1999, 2000 and 2001:

--------------------------------------------------------------------------------

                                1999           2000           2001
                           -------------- -------------- --------------
                                     % of           % of           % of
                              Tons  Total    Tons  Total    Tons  Total
        ---------------------------------------------------------------
        North America.....  89,773  38.7%  88,903  37.0%  98,590  38.3%
        Latin America/(1)/     815    0.4      --     --      --     --
        Europe............  98,683   42.6 115,333   48.0  97,263   37.8
        Asia..............  42,422   18.3  36,042   15.0  61,655   23.9
        Africa............      --     --      --     --      --     --
                           ------- ------ ------- ------ ------- ------
        Total Exports..... 231,693 100.0% 240,278 100.0% 257,508 100.0%

--------------------------------------------------------------------------------

(1) Excluding Brazil.

In 2001, Fabrica de Papel Santa Therezinha S.A. and Industrias de Papel de Salto Ltda. were our largest domestic customers of pulp and Kimberly-Clark Corporation was our largest customer of pulp outside of Brazil. Demand for our pulp has generally exceeded our production capacity even during cyclical downturns of the pulp industry, and, according to an independent study conducted in March 2002 by Hawkins Wright, an independent international consulting firm, the projected average demand growth in the world for bleached eucalyptus kraft pulp, or BEKP, is 6.3% per year from 2001 to 2005, while the total pulp (including BEKP) projected average growth is 2.4% per year in the same period. Also, because pulp is a commodity, we have the ability to switch our pulp sales from the domestic market to the export market and from the export market to the domestic market. Accordingly, we believe that the loss of any one customer would probably be replaced by other customers. However, we cannot assure you that the loss of a major customer would not have a material adverse effect on our results of operations.

We have long-term sales contracts with some of our customers, including several of our largest customers. These contracts generally provide for sales of specified amounts of pulp at prices we announce each month. These prices vary among the different geographic areas where our customers are located. In a few instances, prices are set in part by reference to publicly announced prices for pulp or paper products. Generally, the price arrangements under our long-term contracts are consistent with prices for our other sales within the same region. Early termination is provided for in the contracts in the event of a material breach, the insolvency of one of the parties or force majeure events of extended duration. Some sales contracts include provisions that permit us to terminate the contract or reduce the quantities shipped if sales to the purchaser and its affiliates would exceed a specified percentage of our annual production capacity.

Paper

Our paper products can be divided into three major categories:

.. coated and uncoated printing and writing papers;
.. carbonless and thermal papers; and
.. other specialty papers.

The production and sale of printing and writing papers is our major line of business, accounting for approximately 58% of our total net sales and 97% of our paper exports during the three-month period ended March 31, 2002 and 55% of our total net sales and 99% of our paper exports during the three months ended March 31, 2001. The following table provides a brief description of our principal paper products and lists the facilities where they are produced:

--------------------------------------------------------------------------------

Product                           Description                               Facility
--------------------------------- ----------------------------------------- ----------
Coated printing and writing paper Coated free sheet paper used for labels,  Jacarei self-adhesive, flexible packaging markets Piracicaba
                                  and publishing sector (magazine, book and
                                  catalogue) inserts, brochures and other
                                  publications; pioneer line of coated cut-
                                  size paper for small/home office market
                                  designed for printing of high resolution
                                  and quality images; coated paper to be
                                  used on labels for plastic PET soft drink
                                  packaging.


Product                             Description                             Facility
----------------------------------- --------------------------------------- ---------------
Uncoated printing and writing paper Uncoated free sheet paper in reels,     Luiz Antonio
                                    sheets and cut-size designed for        Jacarei
                                    maximum performance in
                                    photocopying machines and laser
                                    and inkjet printers, and alkaline
                                    offset paper.

Carbonless paper................... Used to produce multi-copy forms        Piracicaba
                                    for credit card receipts, invoices and
                                    other applications in place of
                                    traditional carbon paper.

Thermal paper...................... Traditionally used in fax machines;     Piracicaba
                                    new applications include
                                    supermarket receipts, bar code
                                    labels, toll tickets, water and gas
                                    bills and receipts for ATMs and
                                    credit card machines.

Other specialty papers............. Our specialty papers include art        Mogi das Cruzes
                                    paper for catalogues, folders, letters,
                                    envelopes, etc.

--------------------------------------------------------------------------------

Production

We produced 551,400 tons of paper in 2001, compared to 535,340 tons in 2000. The following table sets forth our paper production, total Brazilian paper production, and our total paper production as a percentage of total Brazilian production for the years ended December 31, 1999, 2000 and 2001:

--------------------------------------------------------------------------------

                                                       1999      2000      2001
------------------------------------------------- --------- --------- ---------
VCP's production (in tons).......................   501,764   535,340   551,400
Total Brazilian production (in tons)............. 6,888,613 7,115,513 7,353,700
VCP's production as percentage of total Brazilian
  production.....................................      7.3%      7.5%      7.5%

--------------------------------------------------------------------------------

Sources: Bracelpa and VCP.

Printing and Writing Paper. According to Bracelpa, we are Brazil's largest producer of wood-free printing and writing paper, and ranked first in uncoated and coated paper production in 2001. During 2001, we produced 488,400 tons of printing and writing paper, consisting of approximately 358,200 tons of uncoated and 130,200 tons of coated paper. Our coated paper is used for a variety of purposes, including labels, inserts, brochures and magazine covers. Uses for our uncoated paper include notebooks, books and continuous forms. We produce coated and uncoated paper in reels and sheets and paper in cut-size. We have estimated domestic market shares of 40% and 22% in the coated and uncoated printing and writing markets, respectively.

The following table sets forth our printing and writing paper production, total Brazilian printing and writing paper production, and our production as a percentage of Brazilian production of such products for the years ended December 31, 1999, 2000 and 2001:

-------------------------------------------------------------------------------
                                                       1999      2000      2001
-------------------------------------------------------------------------------
VCP's production (in tons).......................   442,621   474,455   488,400
   Uncoated paper (in tons)......................   361,971   363,835   358,200
   Coated paper (in tons)........................    80,650   110,620   130,200
Total Brazilian production (in tons)............. 2,070,339 2,099,593 2,150,364
VCP's production as percentage of total Brazilian
  production.....................................     21.4%     22.6%     22.7%
-------------------------------------------------------------------------------

Sources: Bracelpa and VCP.

Carbonless and Thermal Papers. During 2001, we manufactured 51,420 tons of carbonless and thermal paper at our Piracicaba production facility. We produce carbonless and thermal paper in reels and sheets for use as facsimile and medical paper, as well as supermarket receipts, banking and commercial automation paper, bar code paper, toll tickets and commercial invoices.

We developed our thermal and carbonless paper products through technological agreements with Oji Paper, a market leader for carbonless and thermal papers. We entered into a technical assistance agreement with Oji Paper in 1994, pursuant to which Oji Paper provided assistance in the design, engineering and construction of the coater used in the manufacture of our carbonless and thermal paper at the Piracicaba mill.

In addition, we entered into a technology transfer agreement with Oji Paper, pursuant to which Oji Paper agreed to share secret formulae, processes, technical information and know-how developed by it for thermal and carbonless paper. The agreement also grants us an exclusive, non-assignable license to manufacture and sell certain carbonless and thermal papers in Brazil and a non-exclusive, non-assignable license to sell such products in Latin America, Africa and the Middle East. Oji Paper receives quarterly royalties based on net sales. The sum of the quarterly royalties in each of the years ended December 31, 2001, 2000, and 1999 was approximately U.S.$1.3 million. The technology transfer agreement will expire in October 2004 and we intend to renew it. Although we have no reason to believe that Oji Paper will not allow us to renew this agreement on commercially reasonable terms, Oji Paper is not obligated to do so.

Other Specialty Papers. We are one of the largest producers of specialty papers in Latin America. In 2001, we produced 11,550 tons of other specialty papers from our Mogi das Cruzes facility, including art papers for catalogues, folders, letters and envelopes and finish foil for the furniture industry.

The following table sets forth our carbonless, thermal and other specialty paper production, Brazilian carbonless, thermal and other specialty paper production as a total, and our total production as a percentage of the total Brazilian production of such products, for the years ended December 31, 1999, 2000 and 2001:

    ------------------------------------------------------------------------
                                                        1999    2000    2001
    ------------------------------------------------------------------------
    VCP's carbonless paper production (in tons).....  36,132  37,132  40,281
    VCP's thermal paper production (in tons)........   7,537  10,346  11,139
    VCP's other specialty paper production (in tons)  15,474  13,405  11,550
                                                     ------- ------- -------
    Total (in tons).................................  59,143  60,883  62,970
                                                     ======= ======= =======
    Brazilian production (in tons).................. 162,103 171,531 169,460
    VCP's percentage of Brazilian production........   36.5%   35.5%   37.2%
    ------------------------------------------------------------------------

Sources: Bracelpa and VCP.

Sales

We sell our paper products around the world. The following table sets forth our net sales of paper to the export market by geographic region at December 31, 1999, 2000 and 2001:

--------------------------------------------------------------------------------------
                                     1999               2000               2001
                              ------------------ ------------------ ------------------
                                 Tons % of Total    Tons % of Total    Tons % of Total
--------------------------------------------------------------------------------------
North America................  23,960    17.5%    14,706    14.0%    49,802    37.6%
Latin America/(1)/...........  37,703     27.5    43,069     41.0    40,302     30.4
Europe.......................  62,990     45.9    35,716     34.0    34,599     26.1
Middle East/Asia/Africa/Other  12,561      9.1    11,555     11.0     7,801      5.9
Total Exports................ 137,214   100.0%   105,046   100.0%   132,504   100.0%
--------------------------------------------------------------------------------------

(1) Excluding Brazil.

The following table sets forth our domestic sales of specialty, carbonless and thermal paper, Brazilian specialty, carbonless and thermal paper sales, and our sales as a percentage of Brazilian sales for such products for the periods indicated:

----------------------------------------------------------------------------------------
                                                                         Three months
                                                 Year ended December 31, ended March 31,
                                                 ----------------------- ---------------
                                                    1999    2000    2001   2001    2002
----------------------------------------------------------------------------------------
VCP's carbonless and thermal paper sales
  (in tons).....................................  43,403  49,061  52,446 11,968  12,697
VCP's other specialty paper sales/(1)/ (in tons)  27,502  37,381  28,388  8,064   7,235
                                                 ------- ------- ------- ------  ------
Total (in tons).................................  70,905  86,442  80,834 20,032  19,932
                                                 ======= ======= ======= ======  ======
Brazilian market (in tons)...................... 149,464 154,812 152,185 37,010  36,560
VCP's percentage of Brazilian market............   47.4%   55.8%   53.1%  54.1%   54.5%
----------------------------------------------------------------------------------------

(1) Includes sales of third-party products by KSR and sales of specialty papers produced at the Mogi das Cruzes mill.
Sources:  Bracelpa and VCP.

Printing and writing paper represents the largest category of paper exports from Brazil. In the three months ended March 31, 2002 and in 2001, we exported 31,415 tons and 131,749 tons, respectively, of printing and writing paper, which primarily consisted of uncoated paper.

The following table sets forth our exports and domestic sales of printing and writing paper for the periods indicated:

-----------------------------------------------------------------------------------
                                                                     Three months
                                        Years ended December 31,    ended March 31,
                                      ----------------------------- ---------------
                                           1999      2000      2001    2001    2002
-----------------------------------------------------------------------------------
VCP's exports (in tons)..............   137,214   105,046   131,749  41,962  31,415
Brazilian exports (in tons)..........   750,383   589,740   637,577 155,919 155,839
VCP's percentage of Brazilian exports     18.3%     17.8%     20.7%   26.9%   20.1%
VCP's domestic sales (in tons).......   298,582   337,340   356,059  70,733  82,989
Brazilian market (in tons)........... 1,296,312 1,457,190 1,487,751 335,813 359,611
VCP's percentage of Brazilian market.     23.0%     23.2%     23.9%   21.1%   23.1%
-----------------------------------------------------------------------------------

Sources: Bracelpa and VCP.

We believe that we can gain additional market share in the domestic market because approximately 16% of all coated paper consumed in Brazil in 2001 was imported, and imports have been less competitive due principally to the continuous devaluation of the real since January 1999.

The customer base for our paper products is very diversified. None of our customers accounted for more than 10% of our domestic or international sales of paper products in 2001.

Our production facilities and distribution division

Introduction

All of our forests and production facilities are located in the state of Sao Paulo, which accounts for more than 35% of Brazil's gross domestic product, and is home to most of the consumers of pulp and paper products. Our forests are located at an average of 210 kilometers from our pulp mills, and our facilities are located at an average of 200 kilometers from Santos, the port facility that we use for most of our exporting activities. The relative short distance between our forests, our plants and most of our domestic customers results in relatively low transportation costs.

We own and operate two mills that produce both pulp and paper, and two mills that produce only paper. At March 31, 2002, our aggregate nominal pulp production capacity was 850,000 tons per year, and our nominal paper production capacity was 655,000 tons per year. The following table sets forth the distance between our forests and our mills, the distance of these mills to the port of Santos, and the nominal capacity of each mill.

--------------------------------------------------------------------------------

                                             Distance
                               Distance from     from      Pulp/Paper
                            forest (pulp) or  port of        capacity
Facility        Pulp/Paper pulp mill (paper)   Santos     (tons/year)             Major Products
------------------------------------------------------------------------------------------------
Jacarei........ Pulp/Paper            200 km   150 km 480,000/175,000 Uncoated printing and
                                                                      writing paper; coated
                                                                      printing and writing paper

Luiz Antonio... Pulp/Paper            220 km   380 km 370,000/310,000 Uncoated printing and
                                                                      writing paper; offset,
                                                                      copier, laser printing and
                                                                      inkjet paper

Piracicaba.....      Paper            150 km   200 km         150,000 Thermal and carbonless
                                                                      paper; coated printing and
                                                                      writing paper

Mogi das Cruzes      Paper             50 km   100 km          20,000 Label paper; finish foil;
                                                                      soap wrapping board;
                                                                      light cardboard and other
                                                                      specialty papers

--------------------------------------------------------------------------------

Sources: VCP.

The production process

Production of paper is a multi-stage process, which begins with the production of its principal raw material, pulp, from wood. Throughout the production process from wood to paper, various pulp and paper products are produced which may be converted internally into value-added products or sold.

We employ advanced, automated harvesting equipment in our forests. On easily accessible terrain, the harvesting process involves a feller-buncher that cuts and gathers a number of trees, and lays them in bundles in the forest. Branches are removed manually using chainsaws. A skidder then carries the trees to a track area, where a log cutter removes the tops, cuts the trees into logs and loads the logs on trucks for transportation to the mill. On difficult terrain, a harvester cuts, de-limbs and debarks the trees, and then cuts them into logs and stacks them in bundles in the forest. A forwarder carries the bundles to a loading area where a loader loads the logs on trucks for transportation to the mill. Recently, we acquired a simulator to train harvest equipment operators, which lowers the number of hours dedicated to employee training in addition to reducing equipment-operating time.

The logs are transported by truck from the forests. The logs are then taken by conveyor belt to be debarked and chipped. The chips are sent to digesters, where they are mixed with chemicals and cooked under pressure. During this process, lignin and resins are removed from the wood. The removed lignin is used as fuel for the pulp mill.

In 2001, we introduced a new, more efficient, production process whereby wood chips for the production of pulp are produced at plantation sites using portable chipping equipment. With these new chipping machines, we will be able to carry out chipping in the forest and thereby improve tree utilization and reduce noise levels at the mill. In addition, forest residues are returned directly to the plantation soil, contributing to the recycling of nutrients. Approximately 35% of the wood required for the Jacarei mill is supplied in the form of chips directly from the forest.

The unbleached pulp is then sent through the oxygen delignification process and the chemical bleaching process, traditionally using chlorine dioxide, ozone and hydrogen peroxide. The cellulose fibers are screened, pressed and dried. The dried pulp is cut into sheets and baled, resulting in market pulp. In recent years, pulp customers, particularly in Europe, have preferred pulp that is bleached with little or no chlorine compounds due to environmental concerns relating to the pulp production process, and particularly with respect to the bleaching process. See "--Raw materials--Energy and chemicals." All of the phases in the pulp production process that have reduced amounts of chlorine create effluents which are sent to an effluent treatment station where approximately 90% of the organic charge is removed.

To produce printing and writing paper, we use 100% short-fiber eucalyptus bleached pulp. Once in the paper mill, the pulp is sent to refiners, which increases the level of resistance of the fibers for the production of specific grades of paper. Materials are a process then added to the refined pulp to strengthen and improve the quality of the paper. These additives include synthetic glue and precipitated calcium carbonate (the alkaline process). The mixture is pumped to the paper machine where the paper is pressed and dried. Finally, the resulting paper is sent to be finished in accordance with client specifications.

Eucalyptus forests

We obtain all of our wood from approximately 160,000 hectares of land located in the state of Sao Paulo. We own approximately 64% of this land, with the remaining 36% leased from third parties, including other companies of the Votorantim group. See "Transactions with related parties--Leases of forest land." The leases, most of which commenced in 1991, are typically for a term of 21 years, which covers approximately three harvest cycles. The lease payments are equivalent to 30% of the market value of the wood produced on the property and are payable after each harvest.

At March 31, 2002, we owned or leased approximately 150 different tracts of forests for cultivation, making our wood supplies relatively dispersed. Our forests are located an average of 210 kilometers from our pulp mills. In order to reduce the average distance from our forests to our mills, we did not renew the leases of forests which were relatively far from our mills and, instead, have purchased forests which are closer to our mills. Brazilian law requires that at least 20% of the land we own either remain uncultivated or planted with indigenous species of vegetation. Of the 160,000 hectares of land from which we obtain our wood supplies approximately 6.7% consists of planted eucalyptus forest, approximately 28% is reserved for preservation and the remainder is used for other activities.

While the dispersion of our forest land entails some additional costs, we believe that it significantly reduces the risks of fire and disease. We also seek to minimize fire risk by maintaining a system of fire observation towers and a fleet of 13 fire engines, all of which are manned by members of our fire-fighting teams. Given the natural protection afforded by the dispersion of our forests, we do not believe that insuring our forests would be cost-effective. We

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therefore assume all risks of loss from fire and other casualties. In addition, we annually treat certain of our forests to prevent tree destruction by ants.
We have never suffered a material loss from either fire or disease in forests that we harvest.

In the three months ended March 31, 2002 and in 2001, we planted approximately 2,740 and 15,900 hectares of eucalyptus, respectively, as part of our reforestation efforts. We grew approximately 25 million seedlings at our nurseries, all of which were planted in our forests. Forests used to supply the Luiz Antonio mill typically yield between 40 and 45 cubic meters of pulpwood per hectare per year, while forests supplying the Jacarei mill generally yield between 45 and 55 cubic meters of pulpwood per hectare per year. One of the most important factors with respect to yield is the climate of the forests. We believe that the state of Sao Paulo provides an excellent climate for growing eucalyptus trees, with ample amounts of both sun and rain. Eucalyptus trees grow to an average height of approximately 76 feet in seven years, at which time they are harvested.

To develop our eucalyptus forests, we select seedlings after strict testing, which are denominated as clones and enter into the production process. We operate three nurseries for seedling production. We use both seeds and seedlings cloned from rooted cuttings, a method also known as "vegetative propagation," to carry out the planting of our eucalyptus trees. In 2001, approximately 95% of our planting activities were conducted through vegetative propagation, with the remaining 5% conducted using seeds. Vegetative propagation results in trees with wood fibers that are extremely homogeneous and permits the propagation of trees with the most favorable genetic characteristics for pulp production. These characteristics include fast growth rate, good quality of wood fibers, resistance to disease, "self-pruning" trees with fewer branches, and significantly less bark per cubic meter. Greater tree standardization provided by cloning also allows for increased mechanization in tree felling and transportation, and makes it easier to adjust equipment and machinery to topographical conditions.

Jacarei expansion

The expansion of the Jacarei plant will increase the annual pulp production capacity at the Jacarei mill by approximately 530,000 tons for an estimated cost of approximately U.S.$550 million, which will increase our total pulp production capacity from 850,000 to 1.4 million metric tons per year. The new processes will use the existing production to create ECF, improve environmental performance of the mill, and reduce water consumption per ton. We expect that the additional pulp production will be sold primarily outside of Brazil.

At March 31, 2002, we had invested U.S.$282 million in the Jacarei expansion, including U.S.$75.8 million we borrowed from BNDES. We expect to spend another U.S.$268 million to complete this project, which we intend to finance from internal sources. The Jacarei expansion should be completed by January 2003. The project involves the construction of a new woodyard, which was completed in 2001, and the following, all of which are to be completed in 2002:

.. improvement of the cooking and washing process;

.. installation of a new fiber line;

.. installation of a new pulp drier;

.. installation of a new liquor recovery system (including a new boiler); and

.. addition of a new effluent treatment system.

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Raw materials

Wood

Our pulp production is 100% based on bleached eucalyptus hardwood grown in sustainable forest plantations. We use modern technologies that enable us to obtain high product quality when producing the ECF pulp and a differentiated product known as Votorantim chlorine-free, or VCF pulp.

We rely exclusively on eucalyptus trees to meet our pulpwood requirements. Eucalyptus trees are among the fastest growing in the world. Climate and soil conditions in Brazil allow for eucalyptus tree harvest rotations of approximately seven years, as compared to harvest rotations of approximately 12 years in Spain, Portugal and Chile and up to 20 years in the southern
United States. The optimal time to harvest our trees is approximately seven years from the time of planting.

We have sufficient forests to supply our current wood requirements for pulp production and to support the Jacarei expansion.

Energy and chemicals

We use several sources to generate thermal and electrical energy, including biomass derived from wood debarking, bark and scraps, fuel, oil and black liquor. By producing electricity internally, we realize substantial savings compared to purchasing power in the open market. We generate approximately 83% of our power requirements for the pulp and paper production process from renewable fuels, such as biomass and black liquor and 12% of our power requirements from non-renewable fuels, such as fossil fuels (oil, coal and gas). We only purchase 5% of our power requirements in the open market and therefore, we realize substantial savings. Recovery boilers recycle substantially all of the chemicals used in the pulp production process. We believe that our sources of supply will allow us to maintain a cost advantage in these areas for the foreseeable future.

We purchase approximately 33% of our external energy needs from concessionaires, including CPFL--Companhia Paulista de Forca e Luz (for the Luiz Antonio and Piracicaba facilities), Bandeirantes (for the Jacarei and Mogi das Cruzes facilities) and Eletropaulo (for our headquarters), as well as from fuel oil and natural gas suppliers. We believe our low dependence on external supplies of energy represents a strategic business advantage.

In addition, in 2001, the auxiliary boilers at the mills in Jacarei, Piracicaba and Mogi das Cruzes, which previously burned fuel oil, began to burn natural gas. We believe our secure sources of supply will allow us to maintain a cost advantage in these areas for the foreseeable future.

The chemicals used in the pulp production process include white liquors, which are made of sodium hydroxide and sodium sulfite and are recycled in the chemical recovery system. Any shortage of these chemicals can be replaced by additional amounts of caustic soda and limestone. In addition, the pulp production process traditionally involved the use of elementary chlorine. In recent years, demand for pulp that is bleached with little or no chlorine has grown significantly because of concerns over possible carcinogenic effects of chlorinated organic compounds released in water. As a result, we have increasingly used the elementary chlorine-free method, or ECF, which uses a reduced amount of chlorine, and the total chlorine-free method, or TCF, in our production of pulp. ECF and TCF are bleaching processes which do not utilize elementary chlorine

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and chlorine chemical compounds, respectively. The ECF process involves the use of oxygen, chlorine dioxide, caustic soda, hydrogen peroxide, ozone, talc, magnesium sulfate and sulfuric acid, while the TCF process involves the use of oxygen, ozone, caustic soda, hydrogen peroxide, magnesium sulfate and sulfuric acid. In addition, we have developed a bleaching process referred to as Votorantim chlorine-free, or VCF, which utilizes a smaller amount of chlorine chemical compound than the ECF process, but is not as costly as the TCF process.

In 2001, Brazil experienced a severe shortage of capacity to generate electrical energy due to a severe shortage in hydroelectric power resulting from drought conditions throughout the country. In order to avoid the possibility of rolling blackouts, in May 2001, the Brazilian government announced measures aimed at reducing electricity consumption and creating alternative sources of energy in the southeast, central-western and northeastern regions of Brazil.

During the energy shortage in Brazil, we bought and rented generators, and increased our reliance on alternate sources of energy, such as fuel, oil and natural gas. As a result, we avoided reductions in our production and any postponement of the Jacarei expansion. The governmental emergency measures resulted in an approximate U.S.$3.5 million increase in our cost of sales for 2001, which is less than 2% of our total cost of sales for June through December of 2001, and approximately 1% of our total cost of sales for 2001. On March 1, 2002, the Brazilian government terminated the rationing of energy in Brazil due to the recovery of water levels.

Water

We require 40 to 60 cubic meters of water per metric ton of product to produce pulp and paper. We get our water from rivers in Brazil, including Rio Paraiba do Sul, Rio Piracicaba and Rio Mogi Guacu. We believe our water supplies are currently adequate and that, while the Jacarei expansion will increase our water needs, our water consumption per ton will be lower because our new effluent treatment facility will consume less water.

Transportation

We use trucks owned and operated by independent contractors to transport wood from our forests to our production facilities. Our forests are located an average distance of 210 kilometers from our pulp mills. We also use trucks owned and operated by third parties to ship finished pulp and paper products from our facilities to our customers in Brazil and other regions in Latin America or to the port of Santos. Santos is located on the coast of the state of Sao Paulo, at approximately 380 kilometers from the Luiz Antonio mill and 150 kilometers from the Jacarei mill.

In 1998, we obtained a concession from the state government of Sao Paulo to operate a terminal and a warehouse in Santos, under a renewable ten-year operational lease agreement with CODESP, the government-owned corporation that owns and operates the port. This lease is noncancellable during the initial period and, if not renewed, will expire in September 2007. This has facilitated our exports, as we currently load vessels with pulp directly from our terminal, thereby significantly reducing freight and handling costs. Our expense in each of 2001, 2000, and 1999 was approximately U.S.$0.1 million, and future annual lease payments under the CODESP lease will also be of approximately U.S.$0.1 million per year. This amount was capitalized and is being amortized over the term of the lease in equal installments. There is no contingent rent under the contract. In addition, in 2001, we rented another warehouse at the terminal in Santos

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in anticipation of future increases of our pulp exports as a result of the
Jacarei expansion. This expanded our total warehouse area to 12,520 square meters from 9,550 square meters and our total warehouse volume capacity to 38,000 tons from 28,000 tons.

Marketing and distribution

We sell our pulp and paper products in both the domestic and export markets. In the three months ended March 31, 2002, approximately 75% of our sales volume of market pulp and 24% of our sales volume of paper were made outside of Brazil. In 2001, approximately 75% of our sales volume of market pulp and 23% of our sales volume of paper products were made outside of Brazil. Our internal sales staff consists of 86 employees operating throughout Brazil. In addition, 274 employees (including 190 sales agents) are assigned to KSR, our paper distribution division.

Through KSR and our internal sales staff, we focus on developing close, long-term customer relationships by meeting the customer's specific requirements. We constantly seek to increase our understanding of our customers and their industries and to tailor our products to their specific needs. See "Management's discussion and analysis of financial condition and results of operations--Other events--Research and development, patents and licenses, etc." for a detailed description of our technology upgrades in the area of customer relationships.

Information technology has been one of our high priority areas. To provide support for our organizational restructuring and a new stage of growth, in 2000 we upgraded our SAP R/3 management software to a more modern version available on the market. This investment further integrated our day-to-day operations and added new functions, including e-business projects, which have allowed us to pursue Internet activities.

Pulp

Our internal sales staff handles substantially all of our domestic market pulp sales. We sell pulp to other Brazilian paper producers, including Industrias Klabin de Celulose e Papel S.A., or Klabin, and Fabrica de Papel Santa Therezinha S.A. We deliver this pulp by truck to our customers. In addition, after the completion of the Jacarei expansion in 2003, we will be selling substantially more market pulp abroad. In order to distribute and market this additional market pulp, we operate our own terminal at the port of Santos and we have been using local agents abroad.

On April 2001, we incorporated VCP Exportadora, a wholly owned subsidiary formed to ensure that we are well positioned in the global market for the production of pulp and uncoated copying paper and that we maintain our position as a regional leader for coated paper in the regional market. In addition to being an important instrument in our growth, VCP Exportadora and its subsidiaries will play an important role in establishing direct relationships with customers worldwide. We also expect to incorporate or use subsidiaries abroad that will provide better access to our international customers and their international financial markets and will act as vehicles for future acquisitions outside Brazil.

Paper

In the three months ended March 31, 2002, approximately 76% of paper sales volume and 81% of our net revenues derived from paper came from the domestic market. In 2001, approximately 77% of paper sales volume and 80% of our net revenues derived from paper came from the

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domestic market. We sell 16% of our paper products through KSR. Domestically,
KSR's distribution network consists of 32 branches, which are strategically located with warehouses used for storage purposes, and a workforce composed of 190 sales agents. In 2001, KSR was the segment leader in paper distribution in Brazil, with a market share of approximately 28% of the distribution sales. Through KSR, we sell our paper products to approximately 25,000 customers, including small printers, stationery stores and industrial companies throughout Brazil, as well as the Brazilian government. KSR also sells the products of other paper companies in areas where they do not compete with us, in both the export and domestic markets. As a result, we are able to offer a wide range of complementary products, with prompt delivery. In the three months ended March 31, 2002, we had net revenues of U.S.$19 million, representing 20% of our total consolidated paper sales in the domestic market. In 2001, through KSR we had net revenues of U.S.$86 million, representing 19% of our total consolidated paper sales in the domestic market.

Sales of our products to our domestic customers are for cash, credit or through a program called the vendor program. For purposes of this prospectus, we have referred to our credit sales as the "non-vendor program."

The vendor program is available to some of our domestic paper customers, and approximately 22% of our domestic paper sales in 2001 were made by this method. Under the vendor program, the customer agrees to pay the bank and the bank in turn pays us on behalf of the customer for the purchase price of the product. We, as the vendor, act as a guarantor under the arrangement with the bank so that the customer can take advantage of lower interest costs. The lower interest rate is a result of the bank typically looking to us, and not our individual customers, as the primary support for the credit risk. The vendor program is a means by which the bank essentially finances customers' purchases.

A customer applying for the vendor program must first be approved by us. If we determine that the customer is creditworthy, the customer enters into a standard-form agreement with the bank that is providing the financing, which is guaranteed by VCP. The bank then forwards to us an amount of money equal to the purchase price of the products sold. The standard-form agreement into which the customer enters with a bank specifies loan repayment terms that are generally more favorable than prevailing market rates, as the customer receives the benefit of our financial strength through our guarantee. We guarantee full repayment of the loan and, in the event of a customer default, the bank charges our cash account for the principal amount of the loan, plus interest, 15 days after the due date of the loan. We closely monitor the collection of these amounts and are advised by the bank once amounts have been settled. If we are called to settle the obligation with the bank, we pursue the customer through legal proceedings for final settlement of amounts due to us. The accounting and management controls exercised over these "receivables" are no different from our systems in place to monitor our direct receivables due from direct sales customers. We consider this vendor program to be an important component of our sales and marketing efforts, and believe that the favorable credit terms we are able to offer our customers give us an additional competitive advantage.

Additional tax benefits arise under this facility as the interest charged by the bank to the customer is not subject to the sales taxes that would otherwise accrue had we incorporated the finance charges into the sales value and billed the amount directly to our customer.

Prior to October 1999, all of our customers that had good credit were allowed to purchase inventory on credit using either the vendor program or our payment terms. We reviewed the

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customers' payment history to determine how much credit we would extend to each customer, but, generally, the program was available to any customer that had an available credit limit and a good payment history with us. Sales made under the vendor program were on the same terms as the cash price offered to that customer. It was typically up to the customer to decide whether to pay cash, use the vendor program, or agree to the payment terms established by us.

Under the current terms of the vendor program, the current maximum allowable term of 180 days is not extended to all customers as a matter of course. The terms depend on the customer's credit rating based on our own internal credit review and analysis as to what terms we are willing to extend to the customer in view of our guarantee to the bank. We do not allow a customer to go beyond 180 days in making a payment.

We estimate that for 2001, 2000 and 1999, an average of approximately 15% of our total number of regular domestic customers (approximately 22%, 22% and 19%, respectively, of total sales value) obtained our guarantee for their loans. At December 31, 2001, we had 57 customers under the vendor program, with the average amount per customer based on our vendor program exposure at U.S.$1 million. Our vendor program exposure was U.S.$51 million at March 31, 2002, U.S.$61 million at December 31, 2001 and U.S.$75 million at December 31, 2000.

In October 1999, as part of our credit risk policies, we introduced more stringent credit risk criteria for the selection of customers to which we sell through the "vendor program." The selection criteria were established based on an internal credit score ranking (general and financial credit risk evaluation criteria). Once we receive and fill a sales order, we contact one of five banks with which we operate, and the bank arranges the terms and conditions of payment with the customer. Since the implementation of this policy, we have reduced the customers to which we extend the vendor program from approximately 200 customers to approximately 57 customers. This reduction was made due to the decline in bank charges and interest spreads (charged to customers by the banks) in Brazil and the resulting decrease in bank financing costs available directly to our customers.

Historically, amounts of guarantees we have paid, net of amounts recovered from customers, have been negligible. For the three months ended March 31, 2002, in 2001 and in 2000, we recovered 100% of the amounts we paid under guarantees compared with a U.S.$1 million loss in 1999.

We also extend credit to our customers through our own program (the non-vendor program). Customers with good credit are allowed to use either the vendor or the non-vendor program. During 2001, 22% of the total domestic sales were made through the vendor program. In addition, 78% of the total domestic sales in 2001 were made under cash sales or the non-vendor sales program. The quality of the vendor receivables and the non-vendor receivables was the same under both programs, and we bore the same risk with respect to both types of receivables.

Our customers who make purchases using credit agree to payment terms that effectively include finance charges. The finance charge on each sale is the difference between the amount the customer agrees to pay at the due date and the cash sales price. The finance charges are recognized over the payment period and are included in financial income.

We retain the same risk of loss on customer accounts under the vendor program that we do under our own non-vendor program. To mitigate this risk, we continuously monitor the

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receivables under both programs and periodically update our assessment of each customer. In addition, we continuously evaluate both vendor program receivables and our receivables for collectibility.

Research and development

During 2001, 2000 and 1999, we spent approximately U.S.$1 million per year on research and development. We direct research and development activities towards increasing eucalyptus wood and quality yields, making our production more efficient, developing new products and improving the quality of our products. We maintain close links with various universities and private research institutes. As an integrated producer of pulp and paper, we seek to gain a better understanding of the whole production process by, among other things, identifying the characteristics of both wood and pulp that are essential for the production of high quality paper.

Capital expenditures for research and development include pioneering initiatives. For example, we started to produce whiter and better-quality alkaline paper from 100% hardwood fiber, we adopted micro-stakes for cloning in the propagation of seedlings from selected trees, and we developed new products for the market. Currently, we are the only manufacturer in Brazil of high-resolution coated papers designed for labels for inkjet printing and coated paper that is resistant to humidity. Our research and development are aimed at satisfying market demand for quality products appropriate for specific applications.

We are participating in the Eucalyptus Genoma Project, through the Eucalyptus Genoma Consortium, a consortium of Brazilian companies which includes Suzano, Ripasa, Duraflora S.A. and is also sponsored by FAPESP--Fundacao de Amparo a Pesquisa do Estado de Sao Paulo, a state-owned foundation to sponsor research associated with ONSA--Organization for Nucleotide Sequency and Analysis, or The Virtual Genomics Institute. The objectives of the Eucalyptus Genoma Project are to (i) develop the eucalyptus genetic sequence, (ii) identify the genes responsible for patterns in wood quality, drought and disease resistance and nutrient absorption, and (iii) create tools for assisted selection. The Eucalyptus Genoma Project started in May 2000, has a budget of approximately U.S.$3.5 million and will take place over a period of approximately five years. We have committed approximately 20% of that amount for the project. The consortium will own the results of the project, and we are entitled to full access to the technology resulting from the project.

Competition

The international markets for pulp and paper products are highly competitive and involve a large number of producers worldwide. As an integrated pulp and paper producer, we compete not only with other integrated pulp and paper producers but also with companies that produce only pulp or paper. Many of these producers have greater financial resources than we do. Our production levels have been, and will continue to be, small by comparison to overall world pulp and paper production, and the prices for our products will depend on prevailing world prices and other factors.

Based on 2001 net revenues, we were the third largest Brazilian pulp and paper producer behind Klabin and Suzano, but ahead of Aracruz. With respect to market pulp, we were the fourth largest Brazilian producer in terms of volume in 2001, behind Aracruz (1,272,000 tons), Cenibra-Celulose Nipo-Brasileira S.A. (792,343 tons) and Bahia Sul Celulose S.A., or Bahia Sul (408,000 tons).

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With respect to writing and printing paper, we were the largest Brazilian producer in 2001 in terms of volume (551,400 tons), ahead of International Paper (387,610 tons), Suzano (339,000 tons), Ripasa Papel e Celulose (333,193 tons) and Bahia Sul (208,000 tons). In addition, in 2001 we were a leader in Brazil in the production of certain specialty papers and carbonless and thermal paper. We have a leadership position in coated paper in Brazil with a 40% market share followed by Suzano with a 24% market share and an aggregate 16% of imports. Our main competitors in carbonless and thermal paper are located outside of Brazil.

Environmental policies

As part of our commitment to sustainable development, we developed one of the largest forested areas in the state of Sao Paulo, with approximately 160,000 hectares located near our industrial plants, of which approximately 28% is preserved as native forests and/or set aside for environmental recovery. In partnership with various universities, we conduct research and monitor fauna and flora of the region. In 2001, we planted approximately 15,900 hectares of eucalyptus as part of our reforestation efforts.

In 2001, we implemented a new integrated policy for quality, the environment, health and safety, based on the following principles:

.. to fulfill the needs and expectations of investors, customers, suppliers, professionals, communities and other parties involved in our business;

.. to operate responsibly and in compliance with laws, regulations and corporate commitments;

.. to ensure the integrity, qualification and career development of our employees;

.. to provide continuous improvement in management systems and processes, including the prevention and reduction of wastes, accidents and adverse impacts on the environment.

We use technologies that process and bleach pulp and paper wood pulp with ozone, which minimizes water consumption and reduces effluents and organic chlorine compounds.

We also recently developed an electronic system that monitors and coordinates all our environmental activities to facilitate operational control, management of environmental risks and compliance with legal requirements at the Jacarei plant.

We are in the process of obtaining ISO 14001 (environmental) certification for the forestry and industrial processes at the Jacarei plant and we intend to have all our mills certified under the ISO 14000 rules in the future.

Brazilian environmental regulation and investments

The federal constitution assigns to the federal government, the states, the federal district and the municipalities the responsibility for environmental protection and preservation of the Brazilian fauna and flora. However, the authority to enact laws and issue regulations with respect to environmental protection is granted jointly to the legislative branches of the federal government, the states and the federal district. The municipalities may only issue regulations with respect to matters of local interest or to supplement federal and state laws. The state agency for pollution control in the state of Sao Paulo is CETESB--Companhia de Tecnologia de Saneamento Ambiental. Pursuant to the pollution control laws of the state of Sao Paulo, as

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enforced by CETESB, the installation, construction or expansion, as well as the operation, of industrial equipment likely to cause pollution must be licensed by CETESB.

Our operations are subject to various environmental laws and regulations issued by these authorities, including those relating to air emissions, effluent discharges, solid wastes, odor and reforestation. During 2001, 2000, and 1999, our capital expenditures relating to environmental matters were approximately U.S.$43 million (including expenses relating to the Jacarei expansion), U.S.$12 million, and U.S.$6 million, respectively. In connection with the increase in production capacity at the Luiz Antonio mill, we agreed in June 1999, at CETESB's request, to make certain investments at the mill to ensure its compliance with environmental regulations prior to June 2000. We do not expect to incur any additional significant expenditures arising from our commitment with CETESB. In addition, we do not currently anticipate significant ongoing expenditures for compliance with existing or currently proposed environmental laws and regulations. We cannot assure you, however, that the implementation of more stringent environmental regulations in the future will not require significant capital or other expenditures.

In Brazil, individuals or legal entities who violate environmental laws can be punished by sanctions that range from fines to imprisonment (individuals) or dissolution (legal entities). Administrative sanctions that can be imposed include, among others:

..  fines;

..  partial or total suspension of activities;

..  forfeiture or restriction of tax incentives or benefits; and

.. forfeiture or suspension of participation in credit lines with official credit establishments.

We have received a number of administrative penalties, warnings and fines in the past five years for isolated violations of the maximum levels for emissions or effluents, including odors. None of these penalties has or is expected to result in payments exceeding U.S.$30,000.

Our operations and production processes utilize natural resources and generate liquid effluents, residual wastes and air emissions which may adversely impact the environment.

Environmental indicators

Liquid effluents

Water is critical to the process of manufacturing pulp and paper. We obtain water from the rivers that flow adjacent to our mills. After the water has been used in the manufacturing process, we pass the effluents through mechanical and biological treatments before returning them to the rivers. We also have emergency lagoons and tanks that enable us to avoid releasing untreated effluents into the rivers in the event of a problem with our effluent process. Effluent characteristics are monitored constantly through chemical, physical and biological analyses. We also have a spill control system to avoid disturbances in the wastewater treatment plant.

Each of our units uses a two-stage process to treat the effluents generated during the production process. During the first stage, solids such as fibers, clay and carbonates are removed from the effluents. During the second stage these solids undergo a biological treatment in which suspended and dissolved materials are broken down through the action of microorganisms. Our industrial units are developing alternatives that seek to reduce the consumption of water and the

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generation of effluents by optimizing the production process and increasing the reuse and recirculation of water. In 2001, we completed construction of a new effluent treatment system at the Jacarei mill and completed an upgrade of the effluent treatment system at the Luiz Antonio facility.

Solid wastes

We have identified productive uses for a portion of the solid wastes generated during our pulp and paper production processes and have adopted the following programs for handling and disposal of such solid waste residue:

.. co-processing with ceramic manufacturing companies (Piracicaba mill);

.. composting (all mills); and

.. use in forests as soil correction agents (Luiz Antonio mill).

With respect to the co-processing activities at our Piracicaba facility, we use industrial residue as the raw material to manufacture bricks, a product developed with CETESB and Esalq-Agriculture College of the University of Sao Paulo. Currently, the facility's solid waste residue is being recycled and used in ceramic factories around the city. We are presently reevaluating alternatives for the recycling of organic residue for energy purposes and installing selective waste collection and recycling systems for the common areas at all of our facilities.

The remainder of solid wastes is either sold to third parties for use in their production processes or disposed of in sanitary landfills.

Atmospheric emissions

As a byproduct of production, certain particles, or particulate emissions, are released into the atmosphere. In order to control these emissions, the sources of these emissions are fitted with control equipment such as electrostatic precipitators, multi-cyclones and gas scrubbers, which minimize or remove certain particles from the emissions. In order to control odor emissions, our Jacarei and Luiz Antonio mills use a system for collection and incineration of odiferous, diluted and concentrated gases and are outfitted with an alternative gas scrubber removal system to be used when incineration is not possible. In addition, the auxiliary boilers, which previously burned fuel oil, were adapted to burn natural gas in 2001.

Forest preservation

All our wood comes from tree plantations rather than native forests. The land we manage is generally not of high enough quality to be used for other forms of agriculture. Our cultivation program seeks to preserve the health of our forests, and Brazilian law requires that at least 20% of our land either be covered with native forests or cultivated with indigenous species of trees rather than eucalyptus or pine.

Natural resources

Since the 1990s we have been harvesting eucalyptus through uniform micro-propagated seedlings from carefully selected trees. The characteristics of the seedlings we select are matched to different growing regions and our products. This method allows us to (i) greatly increase forestry productivity,
(ii) comply with environmental regulations, and (iii) contribute to carbon reduction in the atmosphere.

We set aside a portion of our forests for preservation, conservation and environmental recovery. These areas consist of either native forests or riparian buffer zones, or are maintained to satisfy specific ecological interests. We also invest in environmental studies, together with domestic and international universities, research centers and renowned consultants, in order to improve the environmental conditions of our plantations, and ensure that we protect the native fauna in the areas in which we operate. We created a program designed to protect and preserve the fauna of areas with distinctive environmental aspects. This program has been implemented at Fazenda Sao Sebastiao do Ribeirao Grande, a large private native forest in the Vale do Paraiba region, and at Varzea do Jenipapo in the Ribeirao Preto region.

Insurance

We maintain insurance policies against a number of risks. Our mills and inventories are insured against damage caused by fires or explosion for up to approximately U.S.$1,831 million of first loss risk at December 31, 2001. However, like other forest products companies, we do not maintain insurance against fire, disease and other risks to our forests. We have taken steps to prevent fires from occurring at our forests, such as the maintenance of fire observation towers, a fleet of 13 fire engines and teams of fire-fighting personnel, which we believe are safe and cost effective methods of fire prevention. Given the natural protection afforded by the dispersion of our forests, we do not believe that insuring our forests would be cost-effective. We do not make provisions for risks of loss from fire and other casualties. We expense for the necessary amount when the damage is incurred. We have not suffered a material loss from either fire or disease in the forests that we harvest.

We have insured our mills and inventories against the risk of mechanical shutdowns. From July 25, 2000 to August 14, 2000, our Luiz Antonio facility experienced a shutdown in the paper segment due to an electrical failure in the electric control panel link of one of our papermaking machines, which produces most of our domestic and export cut-size paper. We halted production for 20 days while the machine was being repaired. The shutdown resulted in a production reduction of 10,200 tons of paper. We were able to control our losses through our insurance coverage and through the use of surplus inventories. We received an insurance reimbursement of U.S.$3 million in 2000 to cover the acquisition and installation of new equipment.

Legal matters

We are a party to administrative proceedings and lawsuits that are incidental to the normal course of our business. These include general civil, tax and employee litigation and administrative proceedings. At March 31, 2002, the accruals for legal proceedings were approximately U.S.$12 million, of which approximately U.S.$4 million relates to tax disputes and approximately U.S.$8 million relates to civil and labor proceedings. We believe that our provisions for legal proceedings are sufficient to meet probable and reasonably estimable losses in the event of unfavorable court decisions and that the ultimate outcome of these matters will not have a material effect on our financial condition or results of operations. We cannot estimate the amount of all potential costs that we may incur or penalties that may be imposed on us other than those amounts for which we have provisions.

On April 1, 2002, IHU--Instituto Tecnologico de Defesa e Preservacao do Meio Ambiente, a non-governmental organization, filed a lawsuit seeking to suspend the licensing process of our co-generation unit at the Jacarei mill, based on a legal prohibition as to the installation of thermal electric plants in that particular location. The plaintiff obtained a preliminary injunction to stop the licensing process. On May 13, 2002, however, we obtained a favorable preliminary judgment by the State Justice Court of Sao Paulo canceling this injunction. In addition, the public attorney's office (Ministerio Publico) of the State of Sao Paulo, in response to the IHU lawsuit, initiated an investigation procedure in order to determine the legality of the installation of our co-generation unit. Although we cannot predict the outcome of the IHU lawsuit and the investigation by the Ministerio Publico, we do not believe that either of them will result in any finding that the installation of our co-generation unit is illegal.

On May 22, 2002, we (along with many other Brazilian companies) received a notice from the Central Bank requesting that we provide information regarding our remittances abroad to certain exporters of equipment imported by us. If the information is not produced within 30 days, we may be subject to a fine. We believe we have the information requested by the Central Bank and we will be responding to the Central Bank within the 30-day period.

We have instituted a number of legal proceedings in which we are seeking a refund or contesting the imposition of certain taxes. In addition, we are a party to certain lawsuits and administrative proceedings before various courts and governmental agencies with respect to certain tax liabilities arising in the ordinary course of our business. We cannot assure you that we will be successful in obtaining the right to these tax credits or in contesting the imposition of these taxes. For more information on our lawsuits, see note 11 to our consolidated financial statements.

At March 31, 2002, we were defendants in approximately 320 labor lawsuits filed by our former employees and 592 labor lawsuits filed by former employees of our subcontractors. The aggregate amount of such claims was approximately U.S.$13 million. At March 31, 2002, we were defendants in 85 civil proceedings with claims in an aggregate amount of approximately U.S.$12 million. We believe that we will prevail in the majority of these lawsuits, and do not consider that these proceedings, individually or in the aggregate if decided against us, will have a material adverse effect on us.

Employees

At March 31, 2002, we employed 3,695 persons. We use subcontractors for many of our forestry operations and for substantially all of the transportation of wood, pulp and other raw materials. These subcontractors employed 3,484 persons at March 31, 2002. Approximately 77% of the workers in our forests are employed by third parties, predominantly in areas such as maintenance and security. See "--Raw materials--Wood" and "--Transportation." We are in compliance with all local, state and federal worker health and safety regulations.

Several unions represent our employees and we consider the unions to be well organized. Collective bargaining agreements relating to forest workers were renewed in 2001 and expire in October 2002. Collective bargaining agreements relating to other employees which expired in September 2001 were renewed for another year, with the employees receiving a 7.5% pay increase. We are currently engaged in negotiations to renew the agreements for another year. Since 1989, we have experienced four labor strikes, all of which affected the pulp and paper industry generally and lasted an average of three days. We believe we have good relationships with our employees.

In March 2000, we began to participate in a Votorantim group pension plan, which was made available to all of our employees. For more detailed information, see "Management--Defined contribution pension plan."

                                  Management

We are managed by our Conselho de Administracao, or board of directors, composed of at least three and at most ten members, and our Diretoria, or board of officers, composed of at least three and at most ten members (each an executive officer). We have a permanent Conselho Fiscal, or audit committee, which is composed of three members.

Board of directors

Our board of directors generally meets nine times a year and when called by the chairman or by the majority of members of the board of directors. Our board of directors met six times during 2001. Our board of directors is responsible for, among other things, establishing our general business policies and for electing our executive officers and supervising their management. The board of executive officers meets periodically to review production, commercial and financial operations.

According to our by-laws, the members of the board of directors are elected by the holders of our common shares at the general meeting of shareholders. Members of the board of directors serve two-year terms. The terms of the current members expired in April 2001, and they were re-elected until April 2003 at the last annual shareholders' meeting with the exception of Mr. Jose Ermirio de Moraes Filho, who passed away in 2001.

Pursuant to the recent amendments to the Brazilian corporate law, shareholders that together hold preferred shares representing at least 10% of our total share capital are entitled to appoint one member of our board of directors. Until 2005, the board members that may be elected by holders of preferred shares shall be chosen from a list of three names drawn up by our controlling shareholder. The holders of our preferred shares have not yet elected any member of our board of directors.

Set forth below are the name, age and position of each member of our board of directors elected at our shareholders' general meeting on April 27, 2001:

--------------------------------------------------------------------------------

          Name                                      Age Position
          -----------------------------------------------------------
          Jose Roberto Ermirio de Moraes/(1)/...... 44  Chairman
          Jose Ermirio de Moraes Neto/(1)/......... 49  Vice Chairman
          Antonio Ermirio de Moraes/(3)/........... 73  Member
          Clovis Ermirio de Moraes Scripilliti/(2)/ 43  Member
          Ermirio Pereira de Moraes/(3)/........... 69  Member
          Raul Calfat.............................. 49  Member

--------------------------------------------------------------------------------

(1) Jose Roberto Ermirio de Moraes and Jose Ermirio de Moraes Neto are sons of Jose Ermirio de Moraes Filho, who passed away in 2001.
(2) Clovis Ermirio de Moraes Scripilliti is the son of Clovis Scripilliti, who passed away in 2000. He is also the cousin of Jose Roberto Ermirio de Moraes and Jose Ermirio de Moraes Neto.
(3) Antonio Ermirio de Moraes and Ermirio Pereira de Moraes are the sons of Senator Jose Ermirio de Moraes.

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

We have summarized below the experience, areas of expertise, and principal outside business interests of our current directors.

Jose Roberto Ermirio de Moraes. Mr. Jose Roberto Ermirio de Moraes has been the chairman of our board of directors since 1992 and was our president from 1992 to April 26, 2002. He has worked in the Votorantim group for 17 years and has served as president of Celpav and Votocel and as an executive officer of Cia. de Papel e Papelao Pedras Brancas. He has a B.A. in Metallurgy Engineering from the Armando Alvares Penteado Foundation College in Sao Paulo, Brazil.

Jose Ermirio de Moraes Neto. Mr. Moraes Neto has served as a member of our board of directors since 1992 and has been the President of S.A. Industrias Votorantim, or SAIV since 1993. He served as an executive officer of SAIV from 1976 to 1993 and Cimento Portland from 1978 to 1993. Mr. Moraes Neto has been an executive officer at Centro das Industrias do Estado de Sao Paulo--CIESP or the State of Sao Paulo Industry Center, since 1986 and the vice president of the Sindicato Nacional da Industria do Cimento or the National Cement Industry Union, at SAIV and of the Associacao Brasileira de Cimento Portland or the Portland Cement Brazilian Association, since 1988. He holds a B.A. in Business Administration from the Getulio Vargas Foundation in Sao Paulo, Brazil.

Antonio Ermirio de Moraes. Mr. Antonio Ermirio de Moraes has served as a member of our board of directors since 1992 and has been the vice chairman of SAIV's board of directors since 1995. He previously served as director-superintendent of SAIV for 21 years. He has also been the president of CBA since 1974. Mr. Antonio Ermirio de Moraes is an officer of the Associacao Brasileira de Aluminio or the Brazilian Aluminum Association, the Instituto de Chumbo e Zinco or the Lead and Zinc Institute, and vice president of CESP, Eletropaulo, CPFL and Comgas, companies in the energy sector in Brazil. He holds a B.A. in Metallurgy Engineering from the Colorado School of Mines in the United States.

Clovis Ermirio de Moraes Scripilliti. Mr. Scripilliti has served as a member of our board of directors since 2000. He is also vice president of Votorantim Cimentos. He has an uncompleted degree in Metallurgy Engineering at Mackenzie University in Sao Paulo, Brazil.

Ermirio Pereira de Moraes. Mr. Pereira de Moraes has served as a member of our board of directors since 2001. He also serves as a member of the board of directors of Cia. Cimento Portland. He was a member of the board of directors of Cia. Nitro Quimica Brasileira until 2000. He has also been the president of Nitro Quimica since 1974. He holds a B.A. in Petroleum Production from the University of Tulsa, Oklahoma in the United States.

Raul Calfat. Mr. Calfat has served as a member of our board of directors since 1992 and is our president and chief executive officer. He began his career at Papel Simao in 1973, where he held various positions. He became the commercial director in 1982 and in 1987 was elected president of Papel Simao. Mr. Calfat is also the vice president of the writing and printing paper division of the Associacao Nacional dos Fabricantes de Papel e Celulose, the Brazilian association of pulp and paper producers. He holds a B.A. in Business Administration from the Getulio Vargas Foundation in Sao Paulo, Brazil and has completed a CEO's specialization course at IMD in Lausanne, Switzerland.

Executive officers

Our executive officers are responsible for our day-to-day management. The executive officers have individual responsibilities established in our by-laws and by the board of directors and are independent from the Ermirio de Moraes family, our ultimate controlling shareholders. The executive officers are elected by the board of directors for one-year terms, although any executive officer may be removed by the board of directors before the expiration of his term. The current term of all our executive officers ends on April 25, 2003.

Set forth below are the name, age and position of each of our executive officers elected on April 25, 2002:

-----------------------------------------------------------------------------------
Name                               Age Position
-----------------------------------------------------------------------------------
Raul Calfat....................... 49  President & Chief Executive Officer
Francisco Fernandes Campos Valerio 54  Technical & Industrial Officer
Luiz Carlos Ganzerli.............. 54  Human Resource & Organizational
                                       Development Officer
Sergio Marnio Gandra Vaz.......... 58  Business Officer
Valdir Roque...................... 51  Chief Financial Officer & Investor Relations
                                       Officer
Fabio Faria....................... 44  Director of Information Technology
-----------------------------------------------------------------------------------

We have summarized below the experience, areas of expertise, and principal outside business interests of our current executive officers.

Raul Calfat. Mr. Calfat is a member of our board of directors and is our president and chief executive officer. See "--Board of directors" for information on Mr. Calfat's experience, areas of expertise, and principal outside business interests.

Francisco Fernandes Campos Valerio. Mr. Valerio joined us in January 1998. He previously worked in senior positions at Bahia Sul, Aracruz, Suzano, Braskraft Florestal e Industrial and Olinkraft Celulose e Papel. He holds a B.A. in Mechanical Engineering from the Universidade Federal de Santa Catarina, Brazil.

Luiz Carlos Ganzerli. Mr. Ganzerli was first elected an executive officer in February 2000. He previously held positions in the human resources and organizational development areas at Roche Quimicos e Farmaceuticos in 1999 and 2000, Alpargatas Santista Textil S.A. between 1994 and 1999, and at ZF do Brazil S.A. He holds a B.A. in Business Administration from Mogi das Cruzes University, Brazil.

Sergio Marnio Gandra Vaz. Mr. Vaz has been our business director since 1992. He previously held positions in the sales and marketing areas of Industria Gessy Lever S.A. between 1970 and 1988. In 1988, he was the commercial director at Industrias de Papel Simao S.A. and KSR Comercio e Industria de Papel S.A., both bought by VCP in 1992. He holds a B.A. in Business Administration from FEA, the Administration and Economics College of the University of Sao Paulo, Brazil, and has taken specialization courses in Managing Marketing in Lausanne, Switzerland and at Dynamic Global Marketplace at the Kellogg School/F.D.C. in Chicago, Illinois in the United States.

Valdir Roque. Mr. Roque has been our chief financial officer and our Investor Relations director since 1994. He also serves as chief financial officer of Votocel, another company of the

Votorantim group. He previously worked at Monsanto do Brasil S.A. as Treasurer, and at General Electric and Ford. He has completed post-graduate courses in Business Administration at the Getulio Vargas Foundation in Sao Paulo, Brazil, holds a B.A. in Economics from the Catholic Pontifice University in Sao Paulo, Brazil and has taken specialization courses in financial management at the Stanford Business School, California in the United States.

Fabio Faria. Mr. Faria has been the Director of Information Technology since January 2002. Prior to that, he was the regional information technology director of Basf S.A. from October 1998 to December 2001, and an administrative director of Basf S.A. from February 1997 to October 1998. He was also the accounts manager of EDS from December 1995 to February 1997. He has an international executive MBA from the University of Sao Paulo.

Audit committee

On April 27, 2001, our shareholders approved the creation of a Conselho Fiscal. Under the Brazilian corporate law, the Conselho Fiscal, or audit committee, is a corporate body independent of management and a company's external auditors. A Conselho Fiscal is not equivalent to, or comparable with, a U.S. audit committee. Our audit committee is composed of three members, as required by the Brazilian corporate law, and three alternates. Two members of the audit committee represent the controlling capital, and one represents the minority interests. The members of the audit committee are elected, for one-year terms, but can be reelected. The primary responsibility of the audit committee is to review management's activities and the financial statements, and to report its findings to the shareholders. Under the Brazilian corporate law, the audit committee may not contain members that (i) are on the board of directors, (ii) are on the board of executive officers, (iii) are employed by us or a controlled company or a company of the Votorantim group, and (iv) are spouses or relatives of our management, up to the third degree. In addition, the Brazilian corporate law requires the audit committee members receive as remuneration at least 10% of the average amount paid to each executive officer. The Brazilian corporate law requires an audit committee to have a minimum of three and a maximum of five members.

As of April 24, 2002, our audit committee was composed of the following members, whose terms will expire in 2003:

     ----------------------------------------------------------------------
     Name                             Age Length of Term Year First Elected
     ----------------------------------------------------------------------
     Ariovaldo dos Santos............ 52     one year           2001
     Joao Carlos Hopp................ 73     one year           2001
     Roberto Martins Ribeiro de Jesus 41     one year           2001
     ----------------------------------------------------------------------

Compensation

According to our by-laws, our directors do not receive any compensation. As of the year ended December 31, 2001, the aggregate compensation, including cash and benefits-in-kind, paid to our executive officers (a total of five persons at the time) was approximately R$3.8 million (U.S.$1.6 million).

Profit sharing plan

Pursuant to Brazilian federal law, companies operating in Brazil are required to share profits with employees, excluding management, beginning from fiscal year 1996. In 1996, we instituted a profit sharing plan for our employees in addition to providing health and life insurance, transportation, meals and training. Pursuant to the program, each employee's share of profits is linked to our operational and financial results. Employees are eligible to receive payment of up to one month's salary payable in February of each year. Payment is granted if defined goals set by management are achieved by the process or industrial unit in which the employee works and based on the individual performance of the employee. Several unions that represent our employees have agreed to this profit sharing plan.

Defined contribution pension plan

In March 2000, we began to participate in the Votorantim group's defined contribution plan, which was made available to each employee who chose to participate in the plan by April 30, 2000. Under the plan, we match our employees' contributions to the plan based on their level of compensation. For employees with lower compensation than the threshold, we match 100% of their contribution up to 1.5% of the employee's compensation. For employees with higher compensation than the threshold, we match 100% of their contribution up to 6% of the employee's compensation. We may also make additional contributions to the pension plan at our discretion. Under the plan, our contributions will vest in varying percentages depending on the employee's years of service and will fully vest, for an employee with at least one year of service, upon the employee's retirement, death or disability. At March 31, 2002, 3,242 employees have elected to take part in the plan. During 2001, we contributed approximately U.S.$1 million to this plan.

                      Principal and selling shareholders

Principal shareholders

The following table sets forth the principal holders of our common and preferred shares and their respective shareholdings at March 31, 2002:

-----------------------------------------------------------------------------------------------
                                                                         Preferred shares
                                                                          as adjusted
                                               Common       Preferred    for this offering/(3)/
Shareholders                               -------------- -------------- ----------------------
(in million of shares, except percentages) Shares     (%) Shares     (%) Shares         (%)
-----------------------------------------------------------------------------------------------
 Ermirio de Moraes family:
   Votocel Filmes Flexiveis Ltda/(1)(2)/.. 18,805  88.95%    617   3.59%    617       3.59%
    Cimento Rio Branco S.A./(1)/..........     --      --     85    0.50     85        0.50
    Nova HPI Participacoes Ltda./(1)/.....  2,336   11.05    148    0.86    148        0.86
        Total Votorantim group............ 21,141 100.00%    850   4.95%    850       4.95%
 BNDES Participacoes S.A..................     --      --  5,797   33.74  1,475        8.59
 Treasury Stock...........................     --      --    164    0.95    164        0.95
 Public (free float)......................     --      -- 10,371   60.36 14,693       85.51
                                           ----------------------------------------------------
 Total.................................... 21,141 100.00% 17,182 100.00% 17,182     100.00%
-----------------------------------------------------------------------------------------------

(1) Companies of the Votorantim group, controlled by the Ermirio de Moraes family.
(2) Votocel transferred approximately 85.5 million preferred shares to Cimento Rio Branco S.A. in March 2000.
(3) Assumes full exercise of the underwriters' over-allotment option.

The ultimate beneficial owners, in each case, of more than 5% of either our common shares or our preferred shares through intermediate holdings companies are the family of Jose Ermirio de Moraes Filho, Antonio Ermirio de Moraes, Ermirio Pereira de Moraes and Maria Helena de Moraes Scripilliti, or the Ermirio de Moraes family, who, in the aggregate, beneficially own 100% of the voting common shares and 5.27% of the preferred shares.

Selling shareholder

BNDESPAR, the selling shareholder, a wholly owned subsidiary of Banco Nacional de Desenvolvimento Economico e Social--BNDES, the government wholly-owned national development bank of Brazil, is one of Brazil's principal sources of equity investment in private sector enterprises. BNDESPAR primarily makes temporary, minority investments in Brazilian companies.

The following table sets forth, as of May 31, 2002, the selling shareholder, the amount and percentage of class of preferred shares owned by the selling shareholder prior to this offering, the amount of preferred shares to be offered and the amount and percentage of the class of preferred shares owned by the selling shareholder after completion of this offering. The selling shareholder has agreed not to sell or otherwise dispose of any of our shares without the consent of J.P. Morgan Securities Inc. for a period of 90 days after the date of this prospectus. See "Underwriting."

--------------------------------------------------------------------------------------------
                                              Number of preferred shares     Percentage
                                                  beneficially owned      beneficially owned
                                              --------------------------- ------------------
                                                                          Prior to     After
                                              Prior to this    After this     this      this
                                                   offering offering/(1)/ offering  offering
--------------------------------------------------------------------------------------------
BNDESPAR..................................... 5,797,290,661 1,475,291,661  15.13%    3.87%
--------------------------------------------------------------------------------------------

(1) Assumes full exercise of the underwriters' over-allotment option.

                       Transactions with related parties

We have engaged in a number of transactions with related parties. See notes 10 and 13 to our consolidated financial statements and "Management's discussion and analysis of financial condition and results of operations--Liquidity and capital resources."

Transactions with the Votorantim group

Export sales

In 2001, we sold approximately 85% of our exports through Votorantrade N.V., a member of the Votorantim group engaged in the sale and distribution of certain of the Votorantim group's products with offices in various locations throughout the world. In 2002, however, we expect to conduct our distribution exclusively through Newark, our indirect wholly owned subsidiary.

Leases of forest land

We lease approximately 37,000 hectares of forest land, or approximately 23% of the land devoted to our forestry operations, from other companies of the Votorantim group. The leases, most of which commenced in 1991, are typically for a term of 21 years, which covers approximately three harvest cycles. The lease payments are equivalent to 30% of the market value of the wood produced on the property and are payable after each harvest. We guarantee a minimum harvest payment to the lessor. Payments under the leases were less than U.S.$1 million in each of 2001, 2000 and 1999.

Banking services

We have entered into a number of financial transactions with or through Banco Votorantim S.A., a financial institution controlled by the Votorantim group. At March 31, 2002, we had approximately U.S.$408 million in deposits and short term investments with Banco Votorantim S.A. and U.S.$48 million in unrealized gains from foreign currency and interest rate swap contracts with Banco Votorantim S.A.

Guarantees

At March 31, 2002, we guaranteed U.S.$215 million of debt of other members of the Votorantim group (not including U.S.$200 million in debt of an affiliate which was on-lent to us), and other members of the Votorantim group guaranteed U.S.$200 million of our debt. We do not believe that there is doubt as to the viability or creditworthiness of any of the Votorantim group companies whose debt we guarantee.

We and S.A. Industrias Votorantim, a member of the Votorantim group, are equal co-owners of a finance subsidiary, Voto-Votorantim, that has total debt of U.S.$400 million. We have guaranteed all of Voto-Votorantim's debt, but we received U.S.$200 million of the proceeds. If Voto-Votorantim defaulted on its obligations, we would be required to repay the U.S.$400 million. This arrangement accounts for U.S$200 million of the Votorantim group debt that we guarantee, and all of the U.S.$200 million of our debt guaranteed by other members of the group. The balance of the affiliated party debt we guarantee consists of U.S.$15 million of equipment financing obtained by Votocel Filmes Flexiveis Ltda., another member of the Votorantim group.

See "Management's discussion and analysis of financial condition and results of operations--Liquidity and capital resources--Commitments and contingencies" for a summary of the guarantees we provided in favor of other companies of the Votorantim group. For additional information on our commitments and contingencies, see note 11 to our consolidated financial statements.

Transactions with the selling shareholder

BNDESPAR, the selling shareholder, is a wholly owned subsidiary of BNDES, the Brazilian economic development bank owned by the Brazilian federal government. We have entered into a number of financing transactions with BNDES. At March 31, 2002, we had an aggregate of U.S.$109 million in outstanding loans denominated in reais, including U.S.$75.8 million that we borrowed to fund the Jacarei expansion project.

The BNDES loans are secured by liens on land, equipment and property (including the Jacarei mill), and by personal guarantees of an owner of Hejoassu, the ultimate parent of the Votorantim group. Our loans with BNDES bear interest at 3% per annum on the principal amount and are indexed using either the Taxa de Juros de Longo Prazo, or TJLP, a nominal long-term interest rate that includes an inflation factor, or the weighted average of the funding costs incurred by BNDES abroad. In 2001, the TJLP average was 10%. See notes 10 and 13 to our consolidated financial statements.

                         Description of capital stock

Set forth below is certain information concerning our preferred shares and common shares, with a brief summary of significant provisions of our by-laws and the Brazilian corporation law. This description is qualified by reference to our by-laws and to Brazilian law. Information on the trading market for the preferred shares is set forth under ''Market information," and information on ownership of our shares is set forth under "Principal and selling shareholders."

General

At March 31, 2002, our capital stock in reais was R$1,701,900,122.76. Our share capital is comprised of common shares and preferred shares, all without par value. The share capital consists of a total of 38,322,699,553 issued shares, without par value, of which 21,140,490,321 are common shares, and 17,182,209,232 are preferred shares, including 163,900,000 preferred shares held as treasury shares at March 31, 2002. The by-laws authorize the board of directors to increase the capital stock up to 28,000,000,000 common shares and up to 56,000,000,000 preferred shares, without seeking specific shareholder approval. The shareholders must approve any further capital increase at a shareholders' meeting. Under the Brazilian corporate law, as amended, however, the number of our preferred shares may not exceed two-thirds of the total number of shares.

The board of directors approved a share buyback program on September 20, 2001, April 5, 2001 and October 19, 2000 in order to keep the shares in treasury for resale at a later date.

Preferences of preferred shares

According to our by-laws, the preferred shares are non-voting except under limited circumstances provided for in Brazilian corporate law and, upon liquidation, are entitled to receive, prior to any distribution to the holders of the common shares, an amount equal to their pro rata share of the book value of our net worth, based on their proportional share of our share capital prior to any distribution. Holders of preferred shares are not entitled to receive, in the case of liquidation, payments that are 10% greater than the payments received by holders of the common shares.

Holders of preferred shares are not entitled to a fixed or minimum dividend payment. However, holders of preferred shares are entitled to receive dividends per share in an amount 10% greater than the dividends per share paid to holders of common shares.

Under our by-laws, at least 25% of our adjusted net income for the preceding fiscal year must be distributed as a mandatory annual distribution, to be paid out within 60 days of the annual shareholders' meeting in which the distribution is approved. The Brazilian corporate law permits, however, a public company to suspend payment of the mandatory distribution if the board of directors and the Conselho Fiscal report to the shareholders' meeting that the distribution would be incompatible with our financial condition, subject to approval by the shareholders' meeting. The board of directors must file a justification for a distribution suspension with the CVM within five days of the shareholders' meeting. Profits not distributed due to such suspension must be allocated to a special reserve and, if not absorbed by subsequent losses, must be paid as dividends as soon as our financial situation permits such payments. There is no restriction on our repurchase or redemption of shares while the mandatory distribution is suspended due to duly

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approved and justified financial reasons, other than the generally applicable restrictions on trading by companies with their own shares, as set forth in the Brazilian corporation law and in the rules and regulations issued by CVM.

Voting rights

Each common share entitles its holder to one vote at our shareholders' meetings. Preferred shares do not entitle the holder to vote except as set forth below. Holders of preferred shares are entitled to attend meetings of shareholders and to participate in the discussion.

The Brazilian corporate law requires that non-voting preferred shares which are entitled to receive fixed or minimum dividends shall acquire voting rights in the event a company fails to pay, for three consecutive fiscal years as established in the by-laws, the fixed or minimum dividend to which such shares are entitled. Because our preferred shares are not entitled to the payment of any fixed or minimum dividend, they cannot acquire voting rights under this rule. The mandatory distribution does not constitute a fixed or minimum dividend for this purpose.

Any change in the preference or rights of preferred shares, or the creation of a class of shares having priority or preference over preferred shares, requires the approval of holders of a majority of the outstanding preferred shares at a special meeting of holders of preferred shares. The meeting may be called by publication of a notice in the Diario Oficial do Estado de Sao Paulo and in a newspaper of general circulation in our principal place of business at least 15 days prior to the meeting. In such special meetings, each preferred share will entitle the holder thereof to one vote.

Pursuant to the recent amendments to the Brazilian corporate law, shareholders that together hold preferred shares representing at least 10% of our total share capital are entitled to appoint a member of our board of directors. Until 2005, the board members that may be elected by the preferred shareholders as described above are to be chosen from a list of three names drawn up by our controlling shareholder.

To date, none of our directors was appointed by our preferred shareholders.

Allocation of net income

At each annual shareholders' meeting, our by-laws require our board of directors to recommend that net income for the preceding fiscal year from which income tax has already been deducted be allocated as follows:

.. 5% for a legal reserve that will not exceed 20% of our paid-in capital;

.. an amount for a contingency reserve;

.. at least 25% for mandatory distribution to shareholders, to be distributed within 60 days of the annual shareholders' meeting that approves the distribution; and

.. any balance to be allocated in the manner determined by the shareholders.

Under the Brazilian corporate law, payment of the mandatory dividend is not required if the board of directors has formally declared such distribution to be inadvisable in view of the company's financial condition and has provided the shareholders at the annual shareholders' meeting with an opinion to that effect which has been reviewed by the Conselho Fiscal and reported to the CVM prior to such meeting. See "Dividends and dividend policy."

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Regulation of foreign investment and exchange controls

There are no restrictions on ownership of our preferred shares by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of preferred shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, the electronic registration with the Central Bank. Foreign investors may register their investment under Law No. 4,131 of September 3, 1962 or Resolution No. 2,689 of January 26, 2000 of the National Monetary Council. Registration under Law No. 4,131 or under Resolution No. 2,689 generally enables foreign investors to convert into foreign currency dividends, other distributions and sales proceeds received in connection with registered investments and to remit such amounts abroad. Resolution No. 2,689 affords favorable tax treatment to foreign investors who are not resident in a tax haven jurisdiction as defined by Brazilian tax laws (i.e., a country that does not impose taxes or where the maximum income tax rate is lower than 20%).

Under Resolution No. 2,689, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. In accordance with Resolution No. 2,689, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities that are domiciled or headquartered abroad.

Pursuant to Resolution No. 2,689, foreign investors must:

.. appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment;

.. complete the appropriate foreign investor registration form;

.. register as a foreign investor with the CVM; and

.. register the foreign investment with the Central Bank.

Securities and other financial assets held by foreign investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or organized over-the-counter markets licensed by the CVM. The right to convert dividend payments and proceeds from the sale of our capital stock into foreign currency and to remit these amounts outside Brazil is subject to restrictions under foreign investment legislation, which generally requires, among other things, that the relevant investment be registered with the Central Bank. Restrictions on the remittance of foreign capital abroad could hinder or prevent the Custodian for the preferred shares represented by ADSs, or holders who have exchanged ADSs for preferred shares, from converting dividends, distributions or the proceeds from any sale of preferred shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Delays in, or refusal to grant, any required governmental approval for conversions of Brazilian currency payments and remittances abroad of amounts owed to holders of ADSs could adversely affect holders of ADSs.

Resolution No. 1,927 of the National Monetary Council, which is the restated and amended Annex V to Resolution No. 1,289 of the National Monetary Council, or the Annex V Regulations, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. We filed an application to have the ADSs approved under the Annex V

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Regulations by the Central Bank and the CVM, and we received final approval before the offering of the preferred shares underlying the ADSs in April 2000.

An electronic registration, which replaced the amended Certificate of Registration, was issued in the name of the Depositary with respect to the ADSs and is maintained by the custodian on behalf of the Depositary. This electronic registration was carried on through the Central Bank Information System--SISBACEN, an online network for exchange of information between the Central Bank and Brazilian financial institutions. Pursuant to the electronic registration, the Custodian and Depositary are able to convert dividends and other distributions with respect to the preferred shares represented by the ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for preferred shares, such holder will be entitled to continue to rely on the Depositary's electronic registration for only five business days after such exchange, following which such holder must seek to obtain its own electronic registration. Thereafter, unless the preferred shares are held pursuant to Resolution No. 2,689, by a duly registered investor, or if not a registered investor under Resolution No. 2,689, a holder of preferred shares who applies for and obtains a new electronic registration, such holder may not be able to obtain and remit abroad U.S. dollars or other hard currencies upon the disposition of the preferred shares, or distributions with respect thereto, and generally will be subject to less favorable tax treatment when it obtains its own electronic registration. In addition, if the foreign investor resides in a tax haven jurisdiction, the investor will be also subject to less favorable tax treatment. See "Taxation--Brazilian tax consequences."

Preemptive rights

Each of our shareholders has a general preemptive right to subscribe for shares or convertible securities in any capital increase, in proportion to its shareholding, except in the event of the grant and exercise of any option to acquire shares of our capital stock. A minimum period of 30 days following the publication of notice of the issuance of convertible securities or shares is allowed for exercise of the right, and the right is negotiable. However, according to our by-laws, our board of directors can eliminate this preemptive right or reduce the 30-day period in case we issue debentures that are convertible into shares or shares within the limits authorized by the by-laws:
(i) through a stock exchange or through a public offering or (ii) through an exchange of shares in a public offering to acquire control of another company.

In the event of a capital increase that would maintain or increase the proportion of capital represented by preferred shares, the holders of preferred shares, except as described above, would have preemptive rights to subscribe to our newly issued preferred shares. You may not be able to exercise the preemptive rights relating to the preferred shares underlying your ADSs unless a registration statement under the Securities Act is effective with respect to the shares to which the rights relate or an exemption from the registration requirements of the Securities Act is available and the ADS depositary determines to make the rights available to you. In the event of a capital increase that would reduce the proportion of capital represented by preferred shares, the holders of the preferred shares, except as described above, would have preemptive rights to subscribe for preferred shares in proportion to their shareholdings, and for common shares, only to the extent necessary to prevent dilution of their interest in their shares. See "Risk factors--Risks relating to the preferred shares and ADSs--You may not be able to exercise preemptive rights with respect to our preferred shares."

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Redemption and right of withdrawal

According to our by-laws, neither our common nor our preferred shares are redeemable. However, we may redeem shares of minority shareholders if, after a tender offer, our controlling shareholder increases its participation in our total share capital to more than 95%.

The Brazilian corporate law provides that, under certain circumstances, a shareholder has the right to withdraw its equity interest from the company and to receive payment for the portion of shareholders' equity attributable to its equity interest. Such right of withdrawal may be exercised by a dissenting or non-voting shareholder, including any holder of preferred shares, if a vote of at least 50% of voting shares authorize us:

.. to establish new classes of preferred shares or to disproportionately increase an existing class of preferred shares relative to the other classes of shares, unless such action is provided for or authorized by the by-laws (our by-laws currently authorize such action);

.. to modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or to create a new class with greater privileges than the existing classes of preferred shares;

.. to reduce the mandatory distribution of dividends;

.. to change our corporate purpose;

.. to merge with another company (including if we are merged into one of our controlling companies) or to consolidate;

.. to transfer all of our shares to another company or to receive shares of another company in order to make the company whose shares are transferred a wholly owned subsidiary of such company, known as an incorporacao de acoes;

.. to approve the acquisition of control of another company at a price which exceeds certain limits set forth in the Brazilian corporate law;

.. to approve our participation in a centralized group of companies, as defined under the Brazilian corporate law, and subject to the conditions set forth therein; or

.. to conduct a spin-off that results in (a) a change of our corporate purposes, except if the assets and liabilities of the spun-off company are contributed to a company that is engaged in substantially the same activities, (b) a reduction in the mandatory dividend or (c) any participation in a centralized group of companies, as defined under Brazilian corporate law.

In addition, in the event that the entity resulting from a merger, or incorporacao de acoes, or a spinoff of a listed company fails to become a listed company within 120 days of the shareholders' meeting at which such decision was taken, the dissenting or non-voting shareholders may also exercise their withdrawal.

Only holders of shares adversely affected by the changes mentioned in the first and second items above may withdraw their shares. The right of withdrawal lapses 30 days after publication of the minutes of the relevant shareholders' meeting. In the first two cases mentioned above, however, the resolution is subject to confirmation by the preferred shareholders, which must be obtained at a special meeting held within one year. In those cases, the 30-day term is counted from the date the minutes of the special meeting are published. We would be entitled to reconsider any

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action giving rise to withdrawal rights within 10 days following the expiration of such rights if the withdrawal of shares of dissenting shareholders would jeopardize our financial stability.

The Brazilian corporate law allows companies to redeem their shares at their economic value as set forth in the Brazilian corporate law, subject to certain requirements. Because our by-laws currently do not provide that our shares be subject to withdrawal at their economic value, our shares would be subject to withdrawal at their book value, determined on the basis of the last balance sheet approved by the shareholders. If the shareholders' meeting giving rise to withdrawal rights occurs more than 60 days after the date of the last approved balance sheet, a shareholder may demand that its shares be valued on the basis of a new balance sheet that is of a date within 60 days of such shareholders' meeting.

According to the Brazilian corporate law, in events of consolidation, merger, incorporacao de acoes, participation in a group of companies, and acquisition of control of another company, the right to withdraw does not apply if the shares meet certain tests relating to liquidity and dispersal of the type or class of shares in question on the market. In these cases, shareholders will not be entitled to withdraw their shares if the shares are a component of a general stock index in Brazil or abroad and the shares held by persons unaffiliated with the controlling shareholder represent more than half of the outstanding shares of the relevant type or class.

Form and transfer

Because our shares are in registered book-entry form, the transfer of such shares is made under the rules of Article 35 of the Brazilian corporate law, in accordance with which a transfer of shares is effected by an entry made by the registrar, by debiting the share account of the transferor and crediting the share account of the transferee. Banco Itau S.A. performs all the services of book-entry safekeeping and transfer of shares for us and related services.

Transfers of shares by a foreign investor are made in the same way and requested by that investor's local agent on the investor's behalf except that, if the original investment was registered with the Central Bank pursuant to Resolution No. 2,689, the foreign investor should also seek amendment, if necessary, through its local agent, of the electronic registration with the Central Bank to reflect the new ownership.

The Sao Paulo Stock Exchange operates a central clearing system through Companhia Brasileira de Liquidacao e Custodia, or CBLC. A holder of our shares may choose, at its discretion, to hold through this system and all shares elected to be put into the system will be deposited in custody with CBLC (through a Brazilian institution duly authorized to operate by the Central Bank having a clearing account with CBLC). The fact that those shares are held in custody with the relevant stock exchange will be reflected in our register of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders maintained by the relevant stock exchange and will be treated in the same way as are registered shareholders.

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                         Dividends and dividend policy

General

In order to determine the amounts available for dividend distribution, we are subject to the following procedures, established by the Brazilian corporate law. We must allocate 5% of our annual net income, determined in accordance with the requirements of the Brazilian corporate law, to a legal reserve until the legal reserve equals 20% of our share capital as of the end of the most recent fiscal year. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which such reserve, when added to our other capital reserves, exceeds 30% of our capital. The legal reserve may be used only to offset any accumulated deficit or to increase our share capital and may not be distributed. At March 31, 2002, the legal reserve outstanding balance was R$49.7 million, equivalent to U.S.$21.4 million at the March 31, 2002 exchange rate.

According to the Brazilian corporate law, after allocation of any amounts to the legal reserve, we may, subject to shareholders' approval, make allocations from the remaining balance to a contingency reserve against future losses.

At the end of each fiscal year, all shareholders are entitled to receive a mandatory dividend, also known as the mandatory distribution. For the mandatory distribution, we must distribute at least 25% of the net income after taxes and after deducting the accumulated losses, and as reduced or increased, as the case may be, by the following amounts:

.. the amount allocated to the legal reserve; and

.. the amount allocated to the contingency reserve and any amount written off in respect of the contingency reserve accumulated in previous fiscal years.

As of March 1, 2002, under Law 10,313 of October 31, 2001, the amount by which the mandatory distribution exceeds the "realized" portion of net income for any particular year may be allocated to the unrealized income reserve and the mandatory distribution may be limited to the "realized" portion of net income. The "realized" portion of net income is the amount by which "net income" exceeds the sum of (1) our net positive results, if any, from the equity method of accounting for earnings and losses of our subsidiaries and certain affiliates, and (2) the profits, gains or return obtained on transactions maturing after the end of the following fiscal year. As amounts allocated to the unrealized income reserve are realized in subsequent years, such amounts must be added to the dividend payment relating to the year of realization.

The amounts available for distribution are determined on the basis of financial statements prepared in accordance with the requirements of the Brazilian corporate law. In addition, amounts arising from tax incentive benefits or rebates are appropriated to a separate capital reserve in accordance with the Brazilian corporate law. This investment incentive reserve is not normally available for distribution, although it can be used to absorb losses under certain circumstances, or be capitalized. Amounts appropriated to this reserve are not available for distribution as dividends.

Accounting principles set forth under the Brazilian corporate law differ significantly from U.S. GAAP. Because our financial statements are in accordance with U.S. GAAP, and dividends are determined based on accounting principles set forth under the Brazilian corporate law, our U.S. GAAP financial statements have not been the basis for determining dividend distributions in the past and will not be used to determine dividend distributions in the future. The principal

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differences between accounting principles set forth under the Brazilian corporate law and those under U.S. GAAP with respect to our consolidated financial statements are summarized below.

Under accounting principles set forth under the Brazilian corporate law:

.. we defer certain start-up costs of new facilities to be amortized against operating profit over the subsequent ten years. These costs are expensed when incurred under U.S. GAAP;

.. due to the Brazilian corporate law requirement to index property, plant and equipment for inflation through 1995 and differences between historical depreciation rates, the net book values for the Brazilian corporate law and U.S. GAAP are different. This results in differences in depreciation expense. At present, our depreciation policy, consistent with U.S. GAAP, is to depreciate our machinery, equipment and installations over 25 years. Under U.S. GAAP, up to 1997 our depreciation was calculated on a consistent basis based on the underlying historical amounts in U.S. dollars. After 1997 we changed our functional currency to reais and converted the prior balance of property, plant and equipment expressed in U.S. dollars into reais using the exchange rate in force at December 31, 1997. The new basis for property, plant and equipment in reais has been depreciated on a consistent basis;

.. we determined goodwill on the purchase of our interests in Celpav by comparing the purchase consideration with the underlying book value of the assets. Under U.S. GAAP, the interest purchased from our controlling shareholders was recorded on a carry-over basis, and goodwill was determined based on the interest purchased from third parties by comparing the fair value of stock issued with the fair value of the assets acquired and liabilities assumed;

.. interest was only capitalized on construction in process for certain periods after 1997 and in which financing had been obtained. Under U.S. GAAP, interest has been capitalized for all periods in which construction was in process; and

.. amortization of goodwill related to the purchase of the participation in Aracruz, which is amortized under Brazilian GAAP and is not amortized but reviewed annually for impairment under U.S. GAAP.

The Brazilian corporate law permits a company to pay interim dividends out of preexisting and accumulated profits for the preceding fiscal year or semester, based on financial statements approved by its shareholders. The dividends paid in 2000 relate to accumulated reserves up to December 31, 1999.

Unappropriated retained earnings, as reported in our U.S. GAAP financial statements, represent retained earnings after appropriations specified in the Brazilian corporate law as described in the fourth paragraph under "--General." Unappropriated retained earnings in U.S. GAAP have no relevant impact on U.S. investors since the distributable earnings are those recorded in our books in accordance with the Brazilian corporate law. The appropriated reserve balances in the U.S. GAAP financial statements at the balance sheet dates reflect the underlying Brazilian statutory accounts translated at historical exchange rates. The unappropriated retained earnings balance in the U.S. GAAP financial statements does not reflect amounts available for distribution. At December 31, 2001, in our legal books prepared in accordance with the Brazilian corporate law accounting principles, we had unappropriated retained earnings (sum of the accounts Reserve for Accumulated Financial Results (Reserva de Resultados Acumulados) and Reserve for Retained Earnings (Reserva de Retencao de Lucros)) of R$777 million, equivalent to U.S.$335 million at the exchange rate at December 31, 2001. We had unappropriated retained earnings of U.S.$259 million at December 31, 2000 and U.S.$130 million at December 31, 1999 at the

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exchange rate at the referred dates. Unappropriated retained earnings as reported in accordance with accounting principles set forth under the Brazilian corporate law may be used to make additional discretionary dividend payments, but we cannot assure you that we will make dividend payments out of these unappropriated retained earnings in the foreseeable future. No dividend distribution can be made if an accumulated deficit is reported in accordance with the Brazilian corporate law accounting principles, unless the negative balance is reversed by releasing other reserves.

The devaluation of the real impacts the amount available for distribution when measured in U.S. dollars. Amounts reported as available for distribution in our statutory accounting records prepared under accounting principles set forth under the Brazilian corporate law will decrease or increase when measured in U.S. dollars as the real depreciates or appreciates, respectively, against the U.S. dollar. In addition, the devaluation of the real creates foreign exchange gains and losses that are included in the results of operations determined under accounting principles set forth under the Brazilian corporate law and which affect the amount of unappropriated earnings available for distribution. At December 31, 2001, on a consolidated basis, we and our subsidiaries recorded under accounting principles set forth under the Brazilian corporate law foreign exchange losses (including gains from foreign currency swap contracts) of R$12 million (equivalent to U.S.$5 million at the average exchange rate for 2001).

Mandatory distribution

Under our by-laws, at least 25% of our adjusted net income for the preceding fiscal year must be distributed as a mandatory annual dividend. The dividend must be distributed within 60 days of the annual shareholders' meeting at which the distribution is approved, unless a shareholders' resolution determines another date for distribution, which may not be later than the end of the fiscal year in which such dividend was declared. Pursuant to our by-laws, holders of preferred shares are not entitled to a fixed or minimum dividend, but have the right to receive dividend payments per share that are 10% greater than those paid to holders of common shares. The mandatory distribution is based on a percentage of adjusted net income, which may not be lower than 25%, rather than a fixed monetary amount per share. The Brazilian corporate law permits, however, a public company to suspend the mandatory distribution of dividends if the board of directors and the Conselho Fiscal report to the shareholders' meeting that the distribution would be incompatible with the financial condition of the company, subject to approval by the shareholders. The board of directors must file a justification for a dividend suspension with the CVM within five days of the date of the shareholders' meeting. Profits not distributed by virtue of the suspension mentioned above must be attributed to a special reserve and, if not absorbed by subsequent losses, must be paid as dividends as soon as the financial situation of the company permits such payments. The rules regarding suspension apply to the holders of preferred shares and, consequently, to the holders of ADSs. The mandatory distribution may also be limited to the "realized" portion of net income, as described under "--General."

Payment of dividends

We are required by the Brazilian corporate law to hold an annual shareholders' meeting by April 30 of each year at which, among other things, the shareholders have to decide on the payment of our annual dividend. Under the Brazilian corporate law, dividends are required to be paid within 60 days following the date the dividend was declared, unless a shareholders'

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resolution sets forth another date of payment, which must occur prior to the end of the fiscal year in which such dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends (or interest payments as described under "--Additional payments on shareholders' equity") in respect of its shares, after which we will have no liability for such payments.

We may prepare financial statements semiannually or for shorter periods. Our board of directors may declare a distribution of dividends based on the profits reported in such financial statements. The board of directors may also declare a distribution of interim dividends based on profits previously accumulated which are reported in such financial statements or in the last annual financial statement approved by resolution taken at a shareholders' meeting.

In general, shareholders who are not residents of Brazil must register their equity investment with the Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted outside of Brazil. The preferred shares underlying the ADSs are held in Brazil by Banco Itau S.A., also known as the custodian, as agent for the depositary, that is the registered owner on the records of the registrar for our shares. The current registrar is Banco Itau S.A. The depositary registers the preferred shares underlying the ADSs with the Central Bank and, therefore, is able to have dividends, sales proceeds or other amounts with respect to the preferred shares remitted outside Brazil.

Payments of cash dividends and distributions, if any, are made in Brazilian reais to the custodian on behalf of the depositary, which then converts such proceeds into U.S. dollars and causes such U.S. dollars to be delivered to the depositary for distribution to holders of ADSs. In the event that the custodian is unable to convert immediately the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that occur before the dividends are converted. Under the current Brazilian corporate law, dividends paid to persons who are not Brazilian residents, including holders of ADSs, will not be subject to Brazilian withholding tax, except for dividends declared based on profits generated prior to December 31, 1995, which will be subject to Brazilian withholding income tax at varying tax rates. See "Taxation--Brazilian tax consequences."

Holders of ADSs have the benefit of the electronic registration obtained from the Central Bank, which permits the depositary and the Custodian to convert dividends and other distributions or sales proceeds with respect to the preferred shares represented by ADSs into foreign currency and remits the proceeds outside of Brazil. In the event the holder exchanges the ADSs for preferred shares, the holder will be entitled to continue to rely on the depositary's certificate of registration for five business days after the exchange. Thereafter, in order to convert foreign currency and remit outside Brazil the sales proceeds or distributions with respect to the preferred shares, the holder must obtain a new certificate of registration in its own name that will permit the conversion and remittance of such payments through the commercial rate exchange market. See "Description of capital stock--Regulation of foreign investment and exchange controls."

If the holder is not a duly qualified investor and does not obtain an electronic registration, a special authorization from the Central Bank must be obtained in order to remit from Brazil any payments with respect to the preferred shares through the commercial rate exchange market. Without this special authorization, the holder may currently remit payments with respect to the

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preferred shares through the floating rate exchange market, although no assurance can be given that the floating rate exchange market will be accessible for these purposes in the future.

In addition, a holder who is not a duly qualified investor and who has not obtained an electronic registration or a special authorization from the Central Bank may remit these payments by international transfer of Brazilian currency pursuant to Central Bank Resolution No. 1,946, dated July 29, 1992, and Central Bank Circular No. 2677, dated April 10, 1996. The subsequent conversion of such Brazilian currency into U.S. dollars may be made by international financial institutions under a mechanism currently available in the floating rate exchange market. However, we cannot assure you that this mechanism will exist or be available at the time payments with respect to the preferred shares are made.

Under current Brazilian legislation, the federal government may impose temporary restrictions of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil's balance of payments.

Additional payments on shareholders' equity

Law No. 9,249, dated December 26, 1995, as amended, provides for distribution to shareholders of interest attributed to shareholders' equity instead of dividends, which payments may be treated by a company as an expense for income tax and social contribution purposes. Such interest is limited to the daily pro rata variation of the TJLP, a nominal long-term interest rate determined by the federal government that includes an inflation factor, and cannot exceed the greater of:

.. 50% of net income (after the deduction of the provisions for social contribution on net profits but before taking into account the provision for income tax and the interest attributable to shareholders' equity) for the period in respect of which the payment is made; or

.. 50% of the sum of retained earnings and profit reserves as of the beginning of the year in respect of which such payment is made.

Any payment of interest in respect of preferred shares (including the holders of the ADSs) is subject to Brazilian withholding tax at the rate of 15%, or 25% in the case of a shareholder domiciled in a tax haven (see "Taxation--Brazilian tax consequences"), and such payments may be included, at their net value, as part of any mandatory dividend. In case we distribute interest attributed to shareholders' equity in any year, and that distribution is not accounted for as part of mandatory distribution, Brazilian withholding tax would be borne by the shareholders.

Dividend policy

We intend to declare and pay dividends and/or interest on equity, as required by the Brazilian corporate law and our by-laws. The declaration of annual dividends, including dividends in excess of the mandatory distribution, requires approval by the vote of the majority of the holders of our common stock and will depend on many factors. These factors include our results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by our shareholders. Our shareholders have historically acted on these matters at the recommendation of our board of directors. Within the context of our tax planning, we may in the future determine that it is to our benefit to distribute interest attributed to shareholders' equity.

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Dividends

The following table sets forth the dividends paid to holders of our capital stock since 1995. The amounts in the table below relate to cash dividends declared, which differ from the dividends reported in U.S. dollars in the statement of changes in shareholders' equity in our consolidated financial statements due to translation effects recorded through to the date of dividend payment.

--------------------------------------------------------------------------------

                               Common shares Preferred shares Common shares/(1)/ Preferred shares/(1)/
                               ------------- ---------------- -----------------  --------------------
First Payment Date Fiscal Year       (in R$ per 1,000 shares)     (in U.S. dollars per 1,000 shares)
------------------ ----------- ------------------------------ --------------------------------------
June 17, 1996.....    1995         R$ 0.1115        R$ 0.1115      U.S.$ 0.1113          U.S.$ 0.1113
June 30, 1997.....    1996            0.5219           0.5219            0.4846                0.4846
June 30, 1998.....    1997            0.2497           0.2747            0.2159                0.2375
June 30, 1999.....    1998            0.2599           0.2859            0.1469                0.1616
June 30, 2000.....    1999            1.0471           1.1518            0.5817                0.6399
June 26, 2001.....    2000            2.5941           2.8536            1.1211                1.2332
June 21, 2002/(2)/    2001            2.3068           2.5375            0.8637                0.9501

--------------------------------------------------------------------------------
(1) Based on declared cash dividends translated to U.S. dollars at the exchange rate in effect on the first payment date and divided by the number of shares outstanding on the date the dividend was declared.
(2) Dividends to be paid. The calculations were made using the June 7, 2002 exchange rate. Amounts may change due to a change on the exchange rate at the time of payment.

The dividends we paid amounted to U.S.$37 million in 2001, U.S.$23 million in 2000 and U.S.$6 million in 1999.

At our annual shareholders' general meeting on April 24, 2002, our board of directors approved the payment of dividends in the amount of approximately R$92 million (approximately U.S.$39.6 million), which represents approximately 25% of adjusted net income in reais for the year 2001, in accordance with the Brazilian corporate law. The preferred shares will have the right to a dividend per share of 10% more than that paid to the common shares. In 2001, we paid U.S.$37 million in the form of dividends, which represented 25% of adjusted net income in reais.

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

                   Description of American depositary shares

American depositary receipts

The Bank of New York, as depositary, will execute and deliver the American Depositary Receipts, or ADRs. Each ADR is a certificate evidencing a specific number of American depositary shares, also referred to as ADSs. Each ADS will represent 500 preferred shares (or a right to receive 500 preferred shares) deposited with the principal Sao Paulo office of Banco Itau S.A., as custodian for the depositary in Brazil. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The preferred shares and other property held under the deposit agreement are referred to as the deposited securities. The depositary's office at which the ADRs will be administered is located at 101 Barclay Street, New York, New York 10286.

You may hold ADSs either directly (by having an ADR registered in your name) or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Brazilian law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a holder of ADRs, you will have ADR holder rights. A deposit agreement among us, the depositary and you, as an ADR holder, and the beneficial owners of ADRs set out ADR holders' rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs.

The following is a summary of the material provisions of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement, which is filed as an exhibit to the registration statement filed on Form F-6 (Registration No. 333-84964). You may obtain a copy of the deposit agreement and the form of ADR at the depositary's office or from the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549.

Dividends and other distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of deposited securities your ADSs represent.

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the preferred shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. The depositary will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. The depositary will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, the depositary will deduct any withholding taxes that must be paid. See "Taxation." It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate before the depositary converts the foreign currency or during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Shares. The depositary may distribute additional ADSs representing any preferred shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell preferred shares which would require it to deliver a fraction of an ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADRs, the outstanding ADSs will also represent the new preferred shares.

Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional preferred shares or any other rights, the depositary may make these rights available to you. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary may sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the preferred shares on your behalf. The depositary will then deposit the preferred shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by preferred shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADRs described in this section except for changes needed to put the necessary restrictions in place.

Other Distributions. The depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADSs, preferred shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, shares, rights or anything else to ADR holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, withdrawal and cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit preferred shares or evidence of rights to receive preferred shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADRs at its office to the persons you request.

How do ADS holders cancel an ADR and obtain shares?

You may turn in your ADRs at the depositary's office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the preferred shares and any other deposited securities underlying the ADR to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible.

Voting rights

How do you vote?

Currently, the preferred shares do not have any voting rights except in the limited circumstances described under "Description of capital stock--Voting rights." If the holders of preferred shares acquire voting rights, you may instruct the depositary to vote the preferred shares underlying your ADRs, but only if we ask the depositary to ask for your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the preferred shares. However, you may not know about the meeting enough in advance to withdraw the shares.

If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will:

..  describe the matters to be voted on and

.. explain how you may instruct the depositary to vote the preferred shares or other deposited securities underlying your ADSs as you direct.

For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, subject to Brazilian law and the provisions of our by-laws, to vote or to have its agents vote the preferred shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your preferred shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

Fees and expenses

As a holder, you will be required to pay the following service fees to the depositary:

             Issuance of ADSs,          $5.00 (or less) per 100
             including issuances        ADSs (or portion of 100
             resulting from a           ADSs)
             distribution of preferred
             shares or rights or other
             property

             Cancellation of ADSs for   $5.00 (or less) per 100
             the purpose of             ADSs (or portion of 100
             withdrawal, including if   ADSs)
             the deposit agreement
             terminates

             Any cash distribution to   $.02 (or less) per ADS
             you                        (or portion of an ADS)

             Distribution of            A fee equivalent to the
             securities distributed to  fee that would be payable
             holders of deposited       if securities distributed
             securities which are       to you had been shares
             distributed by the         and the shares had been
             depositary to ADR holders  deposited for issuance of
                                        ADSs

             Depositary services        $.02 (or less) per ADS
                                        per calendar year (if the
                                        depositary has not
                                        collected any cash
                                        distribution fee during
                                        that year)

As a holder, you will also be responsible for paying some of the fees and expenses incurred by the depositary and certain taxes and governmental charges, including:

.. transfer and registration of preferred shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw preferred shares;

.. expenses of the depositary in converting foreign currency into U.S. dollars;

.. cable, telex and facsimile transmissions (when expressly provided in the deposit agreement);

.. taxes and other governmental charges the depositary or the custodian have to pay on any ADR or preferred share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes; and

.. any charges incurred by the depositary or its agents for servicing the deposited securities.

Payment of taxes

The depositary may deduct the amount of any taxes owed from any payments to you. It may also sell deposited securities, by public or private sale, to pay any taxes owed. You will remain liable if the proceeds of the sale are not enough to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, recapitalizations and mergers

If we:

.. change the nominal or par value of our preferred shares;

.. reclassify, split up or consolidate any of the deposited securities;

.. distribute securities on the preferred shares that are not distributed to you; or

.. recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

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

then:

.. the cash, preferred shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities,

.. the depositary may distribute some or all of the cash, preferred shares or other securities it received. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADR holders, it will not become effective for outstanding ADRs until 30 days after the depositary notifies ADR holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADR, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 60 days. In either case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: (1) advise you that the deposit agreement is terminated, (2) collect distributions on the deposited securities,
(3) sell rights and other property, and (4) deliver deposited securities upon cancellation of ADRs. At least one year after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and has no liability for interest. The depositary's only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on obligations and liability

Limits on our obligations and the obligations of the depositary; limits on liability to holders of ADRs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

.. are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

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

.. are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

.. are not liable if either of us exercises discretion permitted under the deposit agreement;

.. have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on your behalf or on behalf of any other party; and

.. may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

In the deposit agreement, we agree to indemnify the depositary for acting as depositary, except for losses caused by the depositary's own negligence or bad faith, and the depositary agrees to indemnify us for losses resulting from its negligence or bad faith.

Requirements for depositary actions

Before the depositary will deliver or register a transfer of an ADR, make a distribution on an ADR, or permit withdrawal of shares, the depositary may require:

.. payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any preferred shares or other deposited securities;

.. satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

.. compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADRs or register transfers of ADRs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your right to receive the preferred shares underlying your ADRs

You have the right to cancel your ADRs and withdraw the underlying preferred shares at any time except:

.. when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of preferred shares is blocked to permit voting at a shareholders' meeting; or
  (iii) we are paying a dividend on our preferred shares;

.. when you or other ADR holders seeking to withdraw preferred shares owe money to pay fees, taxes and similar charges; or

.. when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADRs

The deposit agreement permits the depositary to deliver ADRs before deposit of the underlying preferred shares. This is called a pre-release of the ADR. The depositary may also deliver preferred shares upon cancellation of pre-released ADRs (even if the ADRs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying preferred shares are delivered to the depositary. The depositary may receive ADRs instead of preferred shares to close out a pre-release. The depositary may pre-release ADRs only under the following conditions:

.. before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the preferred shares or ADRs to be deposited;

.. the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and

.. the depositary must be able to close out the pre-release on not more than five business days' notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

                                   Taxation

The following discussion contains a description of the material Brazilian and United States federal income tax consequences of the purchase, ownership and disposition of preferred shares or ADSs by a holder, also called a U.S. holder, that is for U.S. federal income tax purposes a citizen or resident of the United States of America, a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States of America or any state thereof, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust, if a court within the United States of America is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

This description does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of investors or that are generally assumed to be known by investors. In particular, this summary deals only with U.S. holders that will hold preferred shares or ADSs as capital assets and does not apply to certain classes of U.S. holders, such as holders of 10% or more of our voting shares, financial institutions, tax-exempt organizations, insurance companies, dealers in securities or currencies, securities traders who elect to account for their investment in preferred shares or ADSs on a mark-to-market basis, persons holding preferred shares or ADSs as part of a "straddle," "hedging transaction" or "conversion transaction," and persons that have a "functional currency" other than the U.S. dollar.

This summary is based upon tax laws of Brazil and the United States as in effect on the date of this prospectus, which are subject to change, possibly with retroactive effect, and to differing interpretations. You should consult your own tax advisors as to the Brazilian, United States or other tax consequences of the purchase, ownership and disposition of preferred shares or ADSs, including, in particular, the effect of any non-U.S., state or local tax laws.

Although there is presently no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of preferred shares or ADSs.

Brazilian tax consequences

The following discussion, subject to the limitations therein, summarizes certain Brazilian tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs, as the case may be, by a holder that is not domiciled in Brazil for purposes of Brazilian taxation, or by a holder of preferred shares with an investment in preferred shares registered with the Central Bank as a U.S. dollar investment (in each case, a "non-Brazilian holder"). It is based on Brazilian law as currently in effect, and, therefore, any change in such law may change the consequences described below. Each non-Brazilian holder should consult his or her own tax adviser concerning the Brazilian tax consequences of an investment in preferred shares or ADSs.

Pursuant to Brazilian law, the preferred shares may be registered under Resolution No. 2,689. The rules of Resolution No. 2,689 allow foreign investors to invest in almost all financial assets and to engage in almost all transactions available in the Brazilian financial and capital markets, provided that they fulfill certain requirements. According to Resolution No. 2,689, a foreign investor includes individuals, legal entities, mutual funds and other collective investment entities domiciled or headquartered abroad.

Pursuant to these rules, a foreign investor must: (1) appoint at least one representative in Brazil with powers to perform actions related to the foreign investment; (2) complete the appropriate foreign investor registration form;
(3) register as a foreign investor with the CVM; and (4) register the foreign investment with the Central Bank.

Securities and other financial assets held by a foreign investor pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or organized over-the-counter markets licensed by the CVM.

Taxation of dividends

As a result of tax legislation adopted on December 26, 1995, dividends based on profits generated after January 1, 1996, including dividends paid in kind, payable by us in respect of preferred shares, are exempt from withholding income tax. Stock dividends with respect to profits generated before January 1, 1996 are not subject to Brazilian tax, provided that the stock is not redeemed by us or sold in Brazil within five years after distribution of such stock dividends. Dividends relating to profits generated prior to January 1, 1996 may be subject to Brazilian withholding income tax at varying rates, depending on the year the profits were generated.

Taxation of gains

Gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs to another non-Brazilian holder are not subject to Brazilian tax.

The withdrawal of ADSs in exchange for preferred shares is not subject to Brazilian tax. The deposit of preferred shares in exchange for ADSs may be subject to Brazilian capital gain tax at the rate of 15%, if the amount previously registered with the Central Bank as a foreign investment in the preferred shares is lower than (1) the average price per preferred share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit; or (2) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold in the 15 trading sessions immediately preceding such deposit. In this case, the difference between the amount previously registered and the average price of the preferred shares, calculated as above, shall be considered a capital gain. On receipt of the underlying preferred shares, the non-Brazilian holder registered under Resolution No. 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described below in "--Registered Capital." However, if this non-Brazilian holder does not register under Resolution No. 2,689, it will be subject to the less favorable tax treatment described below.

Non-Brazilian holders are not subject to tax in Brazil on gains realized on sales of preferred shares that occur abroad to persons who are not resident in Brazil. Non-Brazilian holders are generally subject to income tax imposed at a rate of 15% on gains realized on sales or exchanges of preferred shares that involve a resident of Brazil, if the transaction is carried out outside any Brazilian stock, future or commodities exchange. Gains realized by a non-Brazilian holder upon the redemption of preferred shares will be treated as gain from the disposition of such preferred shares to a Brazilian resident occurring outside of a stock exchange and will accordingly be subject to tax at a rate of 15%.

Non-Brazilian holders are subject to income tax, at a rate of 20%, on gains realized on sales or exchanges in Brazil of preferred shares that occur on the Brazilian stock exchanges, unless such a sale is made by a non-Brazilian holder who is not a resident in a "tax haven" (as described below) and (1) such sale is made within five business days of the withdrawal of the preferred shares in exchange for ADSs and the proceeds thereof are remitted abroad within such five-day period, or (2) such sale is made under Resolution No. 2,689 by registered non-Brazilian holders who obtain registration with the CVM. In these two last cases, the gains realized are exempt from income tax. The gain realized from transactions on the Bovespa is the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost, measured in Brazilian currency, without any correction for inflation, of the shares sold. The gain realized as a result of a transaction that occurs other than on the Bovespa is the positive difference between the amount realized on the sale or exchange and the acquisition cost of the preferred shares, both values in reais; there are grounds, however, to hold that the gain realized should be calculated based on the foreign currency amount registered with the Central Bank, such foreign currency amount to be translated into Brazilian currency at the commercial market rate. There is no assurance that the current preferential treatment for holders of ADSs and non-Brazilian holders of preferred shares under Resolution No. 2,689 will continue in the future or that it will not be changed in the future.

Any exercise of preemptive rights relating to the preferred shares will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to the preferred shares by a holder of preferred shares, or by the depositary on behalf of holders of the ADSs, will be subject to Brazilian taxation at the same rate applicable to the sale or disposition of preferred shares.

Interest attributed to shareholders' equity

Distribution of a notional interest charge attributed to shareholders' equity in respect of the preferred or common shares as an alternative form of payment to shareholders who are either Brazilian residents or non-Brazilian residents, including holders of ADSs, is subject to Brazilian withholding income tax at the rate of 15%. Such payments, subject to certain limitations, are deductible for Brazilian income tax and for social contribution purposes as long as the payment of a distribution of interest is credited to a shareholders' account and approved at our general meeting of shareholders. Current Brazilian corporate law establishes that a notional interest charge attributed to shareholders' equity can either be accounted for as part of the mandatory dividend or not. In case the payment of such interest is accounted for as part of the mandatory dividend, we would be required to pay an additional amount to ensure that the net amount received by the shareholders, after the income tax, is at least equal to the mandatory dividend. The distribution of interest attributed to shareholders' equity would be proposed by our board of directors and subject to subsequent declaration by the shareholders at a general meeting.

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

Beneficiaries resident or domiciled in tax havens or low tax jurisdictions

Law No. 9,779/99, in effect as of January 1, 1999, states that, with the exception of certain prescribed circumstances, income derived from operations by a beneficiary, resident or domiciled in a country considered as a tax haven, is subject to withholding income tax at a rate of 25%. Accordingly, if the distribution of interest attributed to shareholders' equity is made to a beneficiary resident or domiciled in a tax haven, the income tax rate applicable will be 25% instead of 15%. Capital gains for gains realized are not subject to this 25% tax even if the beneficiary is a resident in a tax haven.

Other Brazilian taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of preferred shares or ADSs by a non-Brazilian holder. However, some Brazilian states may impose gift and estate taxes on gifts made or inheritances bestowed by individuals or entities not resident or domiciled within such state to individuals or entities residing or domiciled within such state in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of preferred shares or ADSs.

Tax on bank account transactions (CPMF)

As a general rule, financial transactions or CPMF tax is imposed on any removal of funds from accounts at banks. Transactions by the depositary or by holders of preferred shares that involve the transfer of Brazilian currency through Brazilian financial institutions will be subject to the CPMF tax. When non-Brazilian holders transfer the proceeds from the sale or assignment of preferred shares by an exchange transaction, the CPMF tax is imposed on the amount to be remitted abroad in Brazilian reais. The responsibility for the collection of the CPMF tax is borne by the financial institution that carries out the relevant financial transaction. The CPMF tax is generally imposed on bank account debits at a current rate of 0.38%. The CPMF tax is scheduled to expire on June 16, 2002. However, the extension of such period is currently under discussion by the Brazilian Congress. If approved, the CPMF can be levied in 90 days from the date of approval by the Brazilian Congress. In the event we perform any exchange transaction in connection with ADSs or preferred shares, we will be responsible for collecting the CPMF tax.

Taxation of foreign exchange transactions (IOF/Cambio)

Pursuant to Decree No. 2,219 of May 2, 1997, IOF/Cambio may be imposed upon the conversion of Brazilian currency into a foreign currency (e.g., for purposes of paying dividends and interest) and on the conversion of foreign currency into Brazilian currency. Except under specific circumstances, there is no current IOF tax on such conversions, but the Minister of Finance has the legal power to increase the rate to a maximum of 25% at any time, but only in relation to future transactions.

Tax on bonds and securities transactions (IOF/Titulos)

Law No. 8,894/94 created the Tax on Bonds and Securities Transactions (the IOF/Titulos), which may be imposed on any transactions involving bonds and securities, even if these transactions are performed on Brazilian stock, futures or commodities exchanges. The applicable rate for these transactions is currently 0%, although the executive branch may increase the rate up to 1.5% per day, but only with respect to futures transactions.

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

Registered capital

The amount of an investment in preferred shares held by a non-Brazilian holder who qualifies under Resolution No. 2,689 and obtains registration with the CVM, or by the depositary representing such holder, is eligible for registration with the Central Bank; such registration (the amount registered is referred to as registered capital) allows the remittance of foreign currency outside Brazil, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized with respect to dispositions of, such preferred shares. The registered capital for each preferred share purchased as part of the international offering, or purchased in Brazil after that date, and deposited with the Depositary will be equal to its purchase price in U.S. dollars. The registered capital for a preferred share that is withdrawn upon surrender of an ADS will be the U.S. dollar equivalent of (i) the average price of a preferred share on the Brazilian stock exchange on which the greatest number of such shares was sold on the day of withdrawal, or (ii) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares was sold in the 15th trading session immediately preceding such withdrawal. The U.S. dollar value of the preferred shares is determined on the basis of the average commercial market rates quoted by the Central Bank on such date (or, if the average price of preferred shares is determined under clause (ii) above, the average of such quoted rates on the same 15 dates used to determine the average price of the preferred shares).

A non-Brazilian holder of preferred shares may experience delays in effecting such registration, which may delay remittances abroad. Such a delay may adversely affect the amount in U.S. dollars received by the non-Brazilian holder.

The financial availability of the respective amounts of interest to the shareholders, withholding of income tax at source, was defined at the general shareholders' meeting held on April 27, 2001. The interest on shareholders' equity was paid on June 26, 2001.

U.S. federal income tax consequences

The following discussion, subject to the limitations therein, sets forth the material United States federal income tax consequences to U.S. holders in respect of the purchase, ownership and disposition of the preferred shares or ADSs.

In general, for purposes of the U.S. Internal Revenue Code of 1986, as amended (also called the Code), holders of ADSs will be treated as the beneficial owners of the preferred shares represented by those ADSs.

Taxation of dividends

Distributions with respect to the preferred shares or the ADSs (other than distributions in redemption of the preferred shares subject to section 302(b) of the Code or in a liquidation of VCP) (including distributions of notional interest charges on shareholders' equity) will, to the extent made from current or accumulated earnings and profits of VCP as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes. Whether such current or accumulated earnings and profits will be sufficient for all such distributions on the preferred shares or ADSs to qualify as dividends for U.S. federal income tax purposes depends on the future profitability of VCP and other factors, many of which are beyond our control. To

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

the extent that such a distribution exceeds the amount of VCP's earnings and profits, it will be treated as a nontaxable return of capital to the extent of the U.S. holder's adjusted tax basis in the preferred shares or ADSs, and thereafter as capital gain. As used below, the term "dividend" means a distribution that constitutes a dividend for U.S. federal income tax purposes. Dividends (including amounts withheld in respect of Brazilian taxes) paid with respect to:

.. the preferred shares generally will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the U.S. holder, or

.. the preferred shares represented by ADSs generally will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the depositary,

and, in either case, will not be eligible for the dividends received deduction allowed to corporations under the Code. Dividends paid in reais will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate for conversion of reais into U.S. dollars in effect on the day the distribution is received by the U.S. holder, in the case of preferred shares, or the depositary, in the case of preferred shares represented by ADSs, regardless of whether the payment is in fact converted to U.S. dollars.

If dividends paid in reais are converted into U.S. dollars on the day they are received by the U.S. holder or the Depositary, as the case may be, U.S. holders should not be required to recognize foreign currency gain or loss in respect of the dividend income. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in the gross income of a U.S. holder through the date such payment is converted into dollars (or otherwise disposed of) will be treated as U.S.-source ordinary income or loss. However, U.S. holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss if any reais received by the U.S. holder or the depositary are not converted into U.S. dollars on the date of receipt, as well as the tax consequences of the receipt of any additional reais from the custodian on account of Brazilian inflation.

Dividends received by most U.S. holders generally will constitute foreign source "passive income" for U.S. foreign tax credit purposes. Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign taxes, the Brazilian income tax withheld in connection with any distribution with respect to ADSs or preferred shares will be treated as a foreign income tax eligible for credit against a U.S. holder's U.S. federal income tax liability (or, at a U.S. holder's election, may be deducted in computing taxable income). The rules with respect to foreign tax credits are complex and U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits in light of their particular circumstances. The Internal Revenue Service has expressed concern that intermediaries in connection with depository arrangements may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. persons who are holding depositary shares. Accordingly, investors should be aware that the discussion above regarding the ability to credit Brazilian withholding tax on dividends could be affected by future action taken by the Internal Revenue Service.

It is not entirely clear whether the preferred shares will be treated as "preferred stock" or "common stock" within the meaning of section 305 of the Code. For the purposes of section 305, the term "preferred stock" generally refers to stock that, in relation to other classes of stock outstanding, enjoys certain limited rights and privileges (generally associated with specific dividend and liquidation priorities) but does not participate in corporate growth to any significant extent. If the preferred shares are treated as "common stock" for purposes of section 305, distributions to U.S. holders of additional shares of such "common stock," or preemptive rights relating to such "common stock" with respect to their preferred shares or ADSs that are made as part of a pro rata distribution to all our shareholders, in most instances will not be subject to United States federal income tax. On the other hand, if the preferred shares are treated as "preferred stock" within the meaning of section 305, and if the U.S. holder receives a distribution of additional shares or preemptive rights as described in the preceding sentence, such distributions (including amounts withheld in respect of any Brazilian taxes) will be treated as dividends that are includible in the U.S. holder's gross income to the same extent and in the same manner as distributions payable in cash. In that event, the amount of such distribution (and the basis of the new shares or preemptive rights so received) will equal the fair market value of the shares or preemptive rights on the date of distribution.

Taxation of capital gains

Deposits and withdrawals of preferred shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

A gain or loss realized by a U.S. holder on the sale or other disposition of preferred shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between such U.S. holder's basis in the preferred shares or the ADSs and the amount realized on the disposition. Capital gains of individuals with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to certain limitations. Gain realized by a U.S. holder on a sale or disposition of preferred shares or ADSs, including gain that arises because the U.S. holder's basis in the preferred shares or ADSs has been reduced because a distribution is treated as a return of capital rather than as a dividend, will be treated as U.S.-source income for U.S. foreign tax credit purposes in most instances. Consequently, if Brazilian tax is imposed on such gain, the U.S. holder will not be able to use the corresponding foreign tax credit, unless the holder has other foreign source income of the appropriate type in respect of which the credit may be used. Loss realized by a U.S. holder on a sale or disposition will be treated as U.S.-source loss in most instances.

If a Brazilian withholding tax is imposed on the sale or disposition of preferred shares (see "--Brazilian tax consequences"), the amount realized by a U.S. holder will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian withholding tax. The availability of U.S. foreign tax credits for these Brazilian taxes and any Brazilian taxes imposed on distributions that do not constitute dividends for U.S. tax purposes is subject to various limitations and involves the application of rules that depend on a U.S. holder's particular circumstances. U.S. holders are urged to consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, preferred shares or ADSs.

Passive foreign investment companies

If during any taxable year of a non-U.S. corporation, 75% or more of the corporation's gross income consists of certain types of "passive" income, or the average value during a taxable year of the "passive assets" of the corporation (generally assets that generate passive income) is 50% or more of the average quarterly value of all the corporation's assets, the corporation will be treated as a "passive foreign investment company," or PFIC, under U.S. federal income tax law. If

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

we are treated as a PFIC, a U.S. holder may be subject to increased tax liability and form filing requirements upon the sale of preferred shares or ADSs, or upon the receipt of certain dividends, unless such U.S. holder makes an election to be taxed currently on its pro rata portion of our income, whether or not such income is distributed in the form of dividends, or otherwise makes a "mark-to-market" election with respect to the corporation's stock as permitted by the Code. Based on our operations and business plans, we do not believe that we are currently a PFIC and do not expect to become a PFIC in the foreseeable future.

Information reporting and backup withholding

Information reporting requirements will apply to dividends in respect of the preferred shares or ADSs or the proceeds received on the sale, exchange, or redemption of the preferred shares or ADSs paid within the United States (and, in certain cases, outside of the United States) to U.S. holders other than certain exempt recipients (such as corporations), and a 30% backup withholding tax (subject to reduction in future years) may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its federal income tax returns. The amount of any backup withholding tax from a payment to a U.S. holder will be allowed as a credit against the U.S. holder's United States federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

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

                                 Underwriting

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representative, J.P. Morgan Securities Inc., have agreed to purchase from the selling shareholder the following respective numbers of ADSs in the U.S. and international offering:

     --------------------------------------------------------------------------
     Name                                                        Number of ADSs
     --------------------------------------------------------------------------
     J.P. Morgan Securities Inc.................................
        Total...................................................
     --------------------------------------------------------------------------

The underwriting agreement provides that the obligations of the underwriters are subject to conditions precedent, including, but not limited to, the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and our independent auditors. The underwriters are committed to purchase all of the ADSs offered by the selling shareholder if they purchase any ADSs.

The following table shows the per ADS and total underwriting discounts and commissions the selling shareholder will pay to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option.

-------------------------------------------------------------------------------
                                         Underwriting Discounts and Commissions
                                     ------------------------------------------
                                     without over-allotment with over-allotment
                                                   exercise            exercise
-------------------------------------------------------------------------------
Per ADS.............................         U.S.$                 U.S.$
Total...............................         U.S.$                 U.S.$
-------------------------------------------------------------------------------

We estimate that the total expenses of this offering, excluding underwriting
discounts and commissions, will be approximately U.S.$      million.

The following table shows the fees and estimated expenses payable in connection with the global offering:

--------------------------------------------------------------------------------
Securities and Exchange Commission registration fee......... U.S.$        16,362
National Association of Securities Dealers, Inc. filing fee. U.S.$        30,500
New York Stock Exchange listing fee......................... U.S.$        27,000
Printing and engraving expenses............................. U.S.$       200,000
Legal fees and expenses/(1)/................................ U.S.$       830,000
Accounting fees and expenses................................ U.S.$       130,000
Miscellaneous............................................... U.S.$        70,000
                                                             -------------------
   Total....................................................      U.S.$1,303,862
--------------------------------------------------------------------------------

(1) Includes legal fees and expenses for the account of the underwriters and the selling shareholder.

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

The underwriters have agreed to reimburse us for some of our expenses.

The underwriters propose to offer the ADSs directly to the public at the offering price set forth on the cover page of this prospectus and to certain
dealers at that price less a concession not in excess of U.S.$      per ADS.
The underwriters may allow and such dealers may allow a concession not in
excess of U.S.$      per ADS to certain other dealers. After the public
offering of the ADSs, the offering price and other selling terms may be changed by the underwriters.

The selling shareholder has granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to 1,127,478 additional ADSs, at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of ADSs to be purchased by it shown in the above table bears to the total number of ADSs offered hereby. The selling shareholder will be obligated, pursuant to the option, to sell ADSs to the underwriters to the extent the option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of ADSs offered by the selling shareholder.

The offering of the ADSs is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of ADSs in whole or in part.

We and the selling shareholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of these liabilities.

We and each of our directors, executive officers and common shareholders have agreed, for 90 days following the date of this prospectus, not to offer, sell, offer to sell, contract to sell, or otherwise dispose of any shares of our capital stock, or any securities convertible into or exchangeable for or any other rights to purchase or acquire shares of our capital stock, including ADSs, without the prior written consent of J.P. Morgan Securities Inc. In addition, the selling shareholder has agreed, for 90 days following the date of this prospectus, not to offer, sell, offer to sell, contract to sell or otherwise dispose of any of our preferred shares, or any securities convertible into or exchangeable for or any other rights to purchase or acquire our preferred shares, including ADSs, without the prior written consent of J.P. Morgan Securities Inc. This lock-up will not apply to up to 75 million preferred shares (the equivalent of up to 150,000 ADSs) held by the selling shareholder which may be contributed to an investment fund intended to track the performance of the Sao Paulo Stock Exchange Index.

We have been advised by the underwriters that, pursuant to Regulation M under the Securities Exchange Act of 1934, some persons participating in the offering may engage in transactions, including syndicate covering transactions, stabilizing bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the ADSs at a level above that which might otherwise prevail in the open market.

A "syndicate covering transaction" is a bid for or the purchase of ADSs on behalf of the underwriters to reduce a syndicate short position incurred by the underwriters in connection with this offering. The underwriters may create a syndicate short position by making short sales of ADSs and may purchase ADSs in the open market to cover syndicate short positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in this offering. The short position resulting from those short sales will be deemed a "covered" short position to the extent that it does not exceed the ADSs subject to the underwriters' over-allotment option and will be deemed a "naked" short position to the extent that it exceeds that number. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the trading price of the ADSs in the open market that could adversely affect investors who purchase ADSs in this offering. If the underwriters create a syndicate short position, they may choose to reduce or "cover" this position either by exercising all or part of the over-allotment option to purchase additional ADSs from the selling shareholder or by engaging in "syndicate covering transactions." The underwriters may close out any covered short position either by exercising their over-allotment option or purchasing ADSs in the open market. In determining which of these alternatives to pursue, the underwriters will consider, among other things, the price at which ADSs are available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. The underwriters must close out any naked short position by purchasing ADSs in the open market. These transactions may also be carried out in the form of preferred shares.

A "stabilizing bid" is a bid for or the purchase of ADSs on behalf of the underwriters for the purpose of fixing or maintaining the price of the ADSs. A "penalty bid" is an arrangement that permits the representative to reclaim the selling concession from an underwriter or a syndicate member when ADSs sold by such underwriter or syndicate member are purchased by the representative in a syndicate covering transaction and therefore have not been effectively placed by the underwriter or syndicate member.

We have been advised by the representative that these transactions may be effected on the New York Stock Exchange, the Sao Paulo Stock Exchange, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time. Similar to other purchase activities, these activities may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that might otherwise prevail in the open market.

We and the selling shareholder have also entered into an underwriting agreement with JP Morgan Brazil, as Brazilian coordinator, providing for the offer and
sale of        preferred shares in a public offering in Brazil. The Brazilian coordinator will subcontract with other Brazilian underwriters.

The closing of the U.S. and international offering and the Brazilian offering are conditioned upon one another.

The underwriters and the Brazilian underwriters have entered into an intersyndicate agreement providing for the coordination of their activities. Under the intersyndicate agreement, the U.S. and international underwriters and the Brazilian underwriters are permitted to purchase and sell ADSs or preferred shares among each other. Under the terms of the intersyndicate agreement:

.. the U.S. and international underwriters and any dealers to whom they sell ADSs will not offer to sell or resell ADSs to any person whom they believe to be a Brazilian person or to any person whom they believe intends to resell ADSs to a Brazilian person, and

.. the Brazilian underwriters and any bank, broker or dealer to whom they sell preferred shares will offer to sell or resell preferred shares only to persons whom they believe to be Brazilian persons and to persons whom they believe intend to resell preferred shares only to Brazilian persons.

The intersyndicate agreement also provides, among other things, that the representative and the Brazilian coordinator may direct the transfer of ADSs and preferred shares among the underwriters and the Brazilian underwriters in response to market demand. If there are transfers of ADSs or preferred shares, the number of ADSs and preferred shares initially available for sale by the underwriters or the Brazilian underwriters may be more or less than the amounts stated elsewhere in this prospectus.

Under the intersyndicate agreement, each underwriter has agreed that:

.. it has not offered or sold and will not offer or sell any ADSs to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

.. it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the ADSs in, from or otherwise involving, the United Kingdom; and

.. it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity within the meaning of Section 21 of the Financial Services and Markets Act 2000 received by it in connection with the issue or sale of any ADSs in circumstances in which Section 21(1) of the Financial Services and Markets Act 2000 does not apply to us.

Purchasers of the securities offered by this prospectus may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price on the cover page of this prospectus.

Some of the underwriters and their affiliates and the selling shareholder have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or the selling shareholder. They have received customary fees and commissions for these transactions.

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

                            Validity of securities

The validity of the ADSs will be passed upon for us by Shearman & Sterling, New York, New York. The validity of the preferred shares will be passed upon for us by Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados, Sao Paulo, Brazil. Certain matters of U.S. and New York law will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York. Certain matters of Brazilian law will be passed upon for the underwriters by Machado Meyer Sendacz e Opice, Sao Paulo, Brazil. Certain matters of U.S. and New York law will be passed upon for the selling shareholder by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain matters of Brazilian law will be passed upon for the selling shareholder by its chief legal counsel, Mariza Giannini, Esq.

                                    Experts

With respect to our unaudited interim financial statements at and for the three months ended March 31, 2002, PricewaterhouseCoopers Auditores Independentes reported that it has applied limited procedures in accordance with professional standards for a review of that information. However, their separate report thereon states that it did not audit and it does not express an opinion on our unaudited financial information. Accordingly, the degree of reliance on their report on that information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers Auditores Independentes is not subject to the liability provisions of section 11 of the Securities Act for their report on our unaudited interim financial statement information because that report is not a "report" or a "part" of the registration statement prepared or certified by PricewaterhouseCoopers Auditores Independentes within the meaning of sections 7 and 11 of the Securities Act.
Ernst & Young Auditores Independentes S.C., independent auditors, have audited our consolidated financial statements at December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, as set forth in their report. We have included our consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young Auditores Independentes S.C.'s report, given on their authority as experts in accounting and auditing.

                 Where you can find more information about us

We have filed with the Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-3 under the U.S. Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

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

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, pursuant to which we file reports and other information with the Commission. These materials, including this prospectus and the accompanying exhibits, may be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago Illinois 60661, and 233 Broadway, New York, New York 10279. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. In addition, the Commission maintains an Internet website at http://www.sec.gov, from which you can electronically access the registration statement and its materials. Copies of material we filed can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005, on which our ADSs are listed.

We also file financial statements and other periodic reports with the CVM located at Rua Sete de Setembro, 111, Rio de Janeiro, Rio de Janeiro 20159-900.

               Enforcement of judgments against foreign persons

We and the selling shareholder are incorporated under the laws of Brazil. Substantially all of our assets and those of the selling shareholder are located in Brazil. All of our directors and officers and certain advisors named herein reside in Brazil, and all of the selling shareholder's officers and directors reside in Brazil. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them or us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

We have been advised by our Brazilian counsel, Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga-- Advogados, and the selling shareholder has been advised by its chief legal counsel, Mariza Giannini, that judgments of U.S. courts for civil liabilities based upon the federal securities laws of the United States may be, subject to the requirements described below, enforced in Brazil. A judgment against us, or the persons described above obtained outside Brazil would be enforceable in Brazil without reconsideration of the merits, upon confirmation of that judgment by the Brazilian Federal Supreme Court. That confirmation will occur if the foreign judgment:

.. fulfills all formalities required for its enforceability under the laws of the country where the foreign judgment is granted;

.. is issued by a competent court after proper service of process is made in accordance with Brazilian law;

.. is not subject to appeal;

.. is for the payment of a sum certain;

.. is authenticated by a Brazilian consular office in the country where the foreign judgment is issued and is accompanied by a sworn translation into Portuguese; and

.. is not contrary to Brazilian national sovereignty, public policy or public morality.

We and the selling shareholder cannot assure you that the confirmation process described above will be conducted in a timely manner or that Brazilian courts would enforce a monetary judgment for violation of the United States securities laws with respect to the ADSs and the preferred shares represented by the ADSs.

We and the selling shareholder have been further advised by respective Brazilian counsel that:

.. original actions based on the federal securities laws of the United States may be brought in Brazilian courts and that, subject to Brazilian public policy and national sovereignty, Brazilian courts will enforce liabilities in such actions against us, our directors, our executive officers, the selling shareholder and the advisors named in this prospectus; and

.. the ability of a judgment creditor or the other persons named above to satisfy a judgment by attaching our assets or those of the selling shareholder is limited by provisions of Brazilian law.

A plaintiff (whether Brazilian or non-Brazilian) residing outside Brazil during the course of litigation in Brazil must provide a bond to guarantee court costs and legal fees if the plaintiff owns no real property in Brazil that could secure such payment. The bond must have a value sufficient to satisfy the payment of court fees and defendant's attorney fees, as determined by a Brazilian judge.

                Incorporation of certain documents by reference

The Commission allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and some later information that we file with the Commission will automatically be deemed to update and supersede this information. We incorporate by reference the following document that has been filed with the Commission:

.. our annual report on Form 20-F for the fiscal year ended December 31, 2001 (File No. 1-15018).

We also incorporate by reference into this prospectus any future filings made with the Commission under sections 13(a), 13(c) or 15(d) of the Exchange Act and, to the extent designated therein, reports on Form 6-K that we furnish to the Commission.

Any statement contained in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus.

We will provide without charge to each person to whom a copy of this prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to the Investor Relations Department, Alameda Santos 1357--8(degrees) andar, 01419-908, Sao Paulo, Sao Paulo, Brazil (tel:
(011-55-11) 3269-4000).

Index to financial statements

Consolidated financial statements for the years ended December 31,
  2001, 2000 and 1999                                                                  Page
Report of independent auditors........................................................ F-3
Report of independent accountants of Aracruz Celulose S.A............................. F-4
Consolidated balance sheets at December 31, 2001 and 2000............................. F-5
Consolidated statements of income for the years ended December 31,
  2001, 2000 and 1999................................................................. F-7
Consolidated statements of cash flows for the years ended December 31,
  2001, 2000 and 1999................................................................. F-9
Consolidated statements of changes in shareholders' equity for the years ended
  December 31, 2001, 2000 and 1999.................................................... F-10
Notes to consolidated financial statements............................................ F-11
Consolidated interim financial information as at and for the three-month periods ended
  March 31, 2002 and 2001
Report of independent accountants on limited review................................... F-35
Condensed consolidated interim balance sheet at March 31, 2002 and
  December 31, 2001................................................................... F-36
Condensed consolidated interim statement of income for the three months ended
  March 31, 2002 and 2001............................................................. F-38
Condensed consolidated interim statement of cash flows for the three months ended
  March 31, 2002 and 2001............................................................. F-40
Notes to the condensed consolidated interim financial statements...................... F-41

                       Consolidated Financial Statements

                       Votorantim Celulose e Papel S.A.

                 Years ended December 31, 2001, 2000 and 1999

                        Report of independent auditors

The Board of Directors and Shareholders of Votorantim Celulose e Papel S.A.

We have audited the accompanying consolidated balance sheets of Votorantim Celulose e Papel S.A. as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Aracruz Celulose S.A, (a corporation in which the Company has a 12.35% equity interest), have been audited by other auditors whose report has been furnished to us; insofar as our opinion on the consolidated financial statements relates to balance sheet data included for Aracruz Celulose S.A, it is based solely on their report.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based upon our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Votorantim Celulose e Papel S.A. at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Ernst & Young
Auditores Independentes S.C.


                                           /s/  Idesio S. Coelho Jr.
                                               Idesio S. Coelho Jr.
                                               Partner

Sao Paulo, Brazil
January 28, 2002

[LOGO] PricewaterhouseCoopers


To the Board of Directors and Stockholders of Aracruz Celulose S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in stockholders' equity, expressed in United States dollars, present fairly, in all material respects, the financial position of Aracruz Celulose S.A. and its subsidiaries at December 31, 2000 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the management of Aracruz Celulose S.A.; our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ PRICEWATERHOUSECOOPERS
PricewaterhouseCoopers
Auditores Independentes


Vitoria, Brazil
January 10, 2002

                       Votorantim Celulose e Papel S.A.

                          consolidated balance sheets
--------------------------------------------------------------------------------

                                                                   December 31,
 (Expressed in millions of U.S. dollars, except numbers of shares)  2001   2000
 ----------------------------------------------------------------- -----  -----
  Assets
  Current assets
   Cash and cash equivalents......................................   172    489
   Held-to-maturity investments...................................    87     17
  Unrealized gains from foreign currency and interest rate swaps..    --     36
   Trade accounts receivable......................................   171    159
   Inventories....................................................    60     63
   Deferred income tax............................................     3      6
   Other..........................................................    15      8
                                                                   -----  -----
  Total current assets............................................   508    778
  Property, plant and equipment, net.............................. 1,100    997
  Other assets
   Equity investees...............................................   371     --
   Held-to-maturity investments...................................   277     --
  Unrealized gains from foreign currency and interest rate swaps..    41      9
   Other..........................................................    24      6
                                                                   -----  -----
  Total other assets..............................................   713     15
                                                                   -----  -----
  Total assets.................................................... 2,321  1,790
                                                                   -----  -----

                       Votorantim Celulose e Papel S.A.

                    consolidated balance sheets (continued)
--------------------------------------------------------------------------------

                                                                                  December 31,
(Expressed in millions of U.S. dollars, except numbers of shares)                  2001   2000
-------------------------------------------------------------------------------- -----  -----
Liabilities and shareholders' equity
Current liabilities
 Trade payable..................................................................    57     28
 Short-term debt................................................................    69     74
 Current portion of long-term debt..............................................   389     94
 Payroll and related charges....................................................    12     13
 Income taxes...................................................................     3      4
 Dividends payable..............................................................    40     45
 Other..........................................................................    14     11
                                                                                 -----  -----
Total current liabilities.......................................................   584    269
Long-term liabilities
 Long-term debt, less current portion...........................................   584    361
 Deferred income tax............................................................    34     13
 Provision for tax, legal proceedings and other.................................    12     13
                                                                                 -----  -----
Total long-term liabilities.....................................................   630    387
Commitments and contingencies
Shareholders' equity
 Preferred stock, no par value, 56,000,000,000 shares authorized, 17,182,209,232
   shares issued................................................................   553    553
 Common stock, no par value, 28,000,000,000 shares authorized, 21,140,490,321
   shares issued................................................................   767    767
 Additional paid-in-capital.....................................................    23     23
 Treasury stock, at cost, 235,400,000 preferred shares..........................    (6)    (6)
 Appropriated retained earnings.................................................    27     19
 Unappropriated retained earnings...............................................   518    374
 Accumulated other comprehensive loss...........................................  (775)  (596)
                                                                                 -----  -----
Total shareholders' equity...................................................... 1,107  1,134
                                                                                 -----  -----
Total liabilities and shareholders' equity...................................... 2,321  1,790
-------------------------------------------------------------------------------- -----  -----

See notes to consolidated financial statements.

                       Votorantim Celulose e Papel S.A.

                       consolidated statements of income
--------------------------------------------------------------------------------

                                                                            Years ended
                                                                            December 31,
(Expressed in millions of U.S. dollars, except earnings per share)         2001 2000 1999
-------------------------------------------------------------------------  ---- ---- ----
Net operating revenue
 (Net of sales taxes: 2001--$99; 2000--$92 and 1999--$67)
   Domestic sales......................................................... 443  537  392
   Export sales (Includes related party sales: 2001--$194; 2000--$196 and
     1999--$174).......................................................... 211  237  196
                                                                           ---- ---- ----
                                                                           654  774  588
Operating cost and expenses
   Cost of sales.......................................................... 344  371  322
   Selling and marketing..................................................  56   58   62
   General and administrative.............................................  32   33   27
   Other operating expenses (income), net.................................   5   (2)   1
                                                                           ---- ---- ----
                                                                           437  460  412
                                                                           ---- ---- ----
Operating profit.......................................................... 217  314  176
Non-operating income (expenses)
   Financial income.......................................................  71   94  106
   Financial expenses..................................................... (39) (65) (93)
   Foreign exchange losses, net...........................................  (8) (14) (69)
   Gain on sale of investee...............................................  --   --   13
                                                                           ---- ---- ----
                                                                            24   15  (43)
                                                                           ---- ---- ----
Income before income tax, equity income of investee and cumulative effect of accounting change............................................. 241  329  133
   Income tax expense..................................................... (59) (80) (35)
                                                                           ---- ---- ----
Income before equity income of investee and cumulative effect of
  accounting change....................................................... 182  249   98
   Equity income of investee..............................................  --   --    1
                                                                           ---- ---- ----
Income before cumulative effect of accounting change...................... 182  249   99
   Cumulative effect of accounting change, net of tax.....................  10   --   --
                                                                           ---- ---- ----
Net income................................................................ 192  249   99
                                                                           ==== ==== ====
Net income applicable to preferred stock..................................  90  116   45
Net income applicable to common stock..................................... 102  133   54
                                                                           ---- ---- ----
Net income................................................................ 192  249   99
-------------------------------------------------------------------------  ---- ---- ----

See notes to consolidated financial statements.

                       Votorantim Celulose e Papel S.A.

                 consolidated statements of income (continued)
--------------------------------------------------------------------------------

Per share data:                                        Years ended December 31,
(Expressed in millions of U.S. dollars,
except earnings per share)                            2001                  2000       1999
--------------------------------------- ---------- ---------- ---------- ---------- ----------
                                          Before
                                        cumulative Cumulative
                                        effect of  effect of
                                        accounting accounting    Net        Net        Net
                                          change     change     Income     Income     Income
--------------------------------------- ---------- ---------- ---------- ---------- ----------
      Basic earnings per 500
        shares--in U.S. dollars
         Preferred.....................       2.51       0.14       2.65       3.45       1.41
         Common........................       2.28       0.13       2.41       3.13       1.28
      Basic earnings per 1000
        shares--in U.S. dollars
         Preferred.....................       5.03       0.28       5.31       6.89       2.81
         Common........................       4.57       0.26       4.83       6.27       2.56
      Weighted average number of
        shares outstanding
        (thousands)
         Preferred..................... 16,946,809 16,946,809 16,946,809 16,867,058 15,973,367
         Common........................ 21,140,490 21,140,490 21,140,490 21,140,490 21,140,490
--------------------------------------- ---------- ---------- ---------- ---------- ----------

See notes to consolidated financial statements.

                       Votorantim Celulose e Papel S.A.

                     consolidated statements of cash flows
--------------------------------------------------------------------------------

                                                                      Years ended
                                                                     December 31,
(Expressed in millions of U.S. dollars)                            2001   2000  1999
----------------------------------------------------------------- ------  ----  ----
Cash flows from operating activities
Net income.......................................................    192   249    99
Adjustments to reconcile net income to cash provided by operating activities:
   Foreign exchange losses, net..................................      8    14    69
   Deferred income tax...........................................     19    24    27
   Depreciation and depletion....................................     52    63    63
   Cumulative effect of accounting change, net of tax............    (10)   --    --
   Disposals of property, plant and equipment....................      4     2    (2)
   Disposal of investee..........................................     --    --   (13)
Changes in operating assets and liabilities
   Trade accounts receivable.....................................    (35)   (8)  (66)
   Inventories...................................................     (8)  (11)  (11)
   Other assets..................................................    (10)   29    (2)
   Liabilities...................................................     22    19    41
                                                                  ------  ----  ----
Net cash provided by operating activities........................    234   381   205
Cash flows from investing activities
   Held-to-maturity investments
       Purchases.................................................   (329)  (32) (187)
       Maturities................................................      4   187   186
   Acquisition of property, plant and equipment..................   (309) (125)  (84)
   Investment in equity investee.................................   (370)   --    --
   Proceeds from disposals of property, plant and equipment......      2     5     8
   Proceeds from sale of investee................................     --    --    23
   Loans to related parties......................................     --    66     9
                                                                  ------  ----  ----
Net cash provided (used) in investing activities................. (1,002)  101   (45)
Cash flows from financing activities
   Short-term debt...............................................     13    (4)    6
   Long-term debt
       Issuances.................................................    787   187    99
       Repayments................................................   (238) (329) (287)
   Acquisition of treasury shares................................     --    (6)   --
   Proceeds from sales of treasury shares........................     --    32     8
   Dividends paid................................................    (37)  (23)   (6)
                                                                  ------  ----  ----
Net cash provided by (used in) financing activities..............    525  (143) (180)
Effect of exchange rate changes on cash and cash equivalents.....    (74)  (26)  (83)
                                                                  ------  ----  ----
Net increase (decrease) in cash and cash equivalents.............   (317)  313  (103)
Cash and cash equivalents at beginning of year...................    489   176   279
                                                                  ------  ----  ----
Cash and cash equivalents at end of year.........................    172   489   176
----------------------------------------------------------------- ------  ----  ----

See notes to consolidated financial statements.

                       Votorantim Celulose e Papel S.A.

          consolidated statements of changes in shareholders' equity
--------------------------------------------------------------------------------

                                                                         Years ended
                                                                         December 31,
(Expressed in millions of U.S. dollars, except numbers of shares)     2001   2000   1999
-------------------------------------------------------------------  -----  -----  -----
Preferred stock
   At beginning and end of year (2,520 shares issued in 1999).......   553    553    553
Common stock
   At beginning and end of year.....................................   767    767    767
Additional paid-in-capital
   At beginning of year.............................................    23      5     --
   Gain on sale of treasury stock...................................    --     18      5
                                                                     -----  -----  -----
   At end of year...................................................    23     23      5
Treasury stock
   At beginning of year.............................................    (6)   (14)   (17)
   Preferred stock acquired (2000--235,400,000).....................    --     (6)    --
   Preferred stock sold (2000--1,137,582,405 and 1999--283,600,000).    --     14      3
                                                                     -----  -----  -----
   At end of year...................................................    (6)    (6)   (14)
Retained earnings
   Appropriated retained earnings
       At beginning of year.........................................    19      9      7
       Transferred from unappropriated retained earnings............     8     10      2
                                                                     -----  -----  -----
   At end of year...................................................    27     19      9
Unappropriated retained earnings
   At beginning of year.............................................   374    188    114
   Net income.......................................................   192    249     99
   Transferred to appropriated retained earnings....................    (8)   (10)    (2)
   Dividends
       Preferred....................................................   (19)   (23)   (10)
       Common.......................................................   (21)   (30)   (13)
                                                                     -----  -----  -----
   At end of year...................................................   518    374    188
Accumulated other comprehensive (loss)--Cumulative
   Translation Adjustments
   At beginning of year.............................................  (596)  (489)   (51)
   Change for the year..............................................  (179)  (107)  (442)
   Sale of investee.................................................    --     --      4
                                                                     -----  -----  -----
   At end of year...................................................  (775)  (596)  (489)
                                                                     -----  -----  -----
Shareholders' equity at end of year................................. 1,107  1,134  1,019
                                                                     =====  =====  =====
Comprehensive income (loss)
   Net income.......................................................   192    249     99
   Translation adjustments..........................................  (179)  (107)  (438)
                                                                     -----  -----  -----
   Comprehensive income (loss)......................................    13    142   (339)
-------------------------------------------------------------------  -----  -----  -----

See notes to consolidated financial statements.

                       Votorantim Celulose e Papel S.A.

                  Notes to consolidated financial statements
                 Years ended December 31, 2001, 2000 and 1999
           (In millions of U.S. dollars, unless otherwise indicated)


1. Operations

Votorantim Celulose e Papel S.A. ("VCP" or "we") is a limited liability company constituted in accordance with the laws of the Federative Republic of Brazil and headquartered in the state of Sao Paulo.

We produce eucalyptus pulp which we use in our own integrated paper manufacturing facilities or, to a lesser extent, sell in the domestic and foreign markets. We also have forestry operations which produce the pulp wood required for our production.

Our business has experienced, and is likely to continue to experience, cycles relating to available industry capacity and general industry economic conditions. Our sales (volumes and prices) are effected by such conditions which are beyond our control.

Although the economic situation in Brazil has remained relatively stable in recent years, a return to higher levels of inflation and currency fluctuations could adversely affect the Company's operations. In 1999, there was a significant devaluation of the Brazilian real in relation to the US dollar. (See Note 2.a)

We are a member of the Votorantim Group, which has other interests in Brazil and abroad, principally in cement, metallurgy, agribusiness, chemicals and financial services. Our immediate parent company is Votocel Filmes Flexiveis Ltda., which is directly controlled by S.A. Industrias Votorantim, and which in turn is ultimately controlled by Hejoassu Administracao Ltda. ("Hejoassu"). Hejoassu is controlled by the Ermirio de Moraes Family.

2. Significant accounting policies

We have prepared these financial statements in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), using the U.S. dollar as our reporting currency. The accounting principles adopted under US GAAP differ in certain respects from those required under Brazilian GAAP, which we use to prepare our statutory financial statements as filed with the Comissao de Valores Mobiliarios (Brazilian Securities Commission or "CVM").

a) Translation of real amounts to U.S. dollars

In accordance with Statement of Financial Accounting Standards ("SFAS") 52 ("Foreign Currency Translation") we have used the real as our functional. We translate our assets and liabilities from reais to U.S. dollars using the official exchange rates reported by the Brazilian Central Bank at the balance sheet date (December 31, 2001--US$ 1.00 : R$ 2.3204; December 31, 2000--US$
1.00 : R$ 1.9554; December 31, 1999--US$ 1.00 : R$ 1.7890) and revenues, expenses, gains and losses are translated using the average exchange rates for the year. We record translation gains and losses in the cumulative translation adjustment ("CTA") component of shareholders' equity. In 2001 we have incorporated a foreign wholly owned subsidiary named Newark Financial INC, located in the British Virgin Islands which major activities are directly performed in U.S. dollars and accordingly has elected the U.S. dollars as its functional currency.

                       Votorantim Celulose e Papel S.A.

                 Years ended December 31, 2001, 2000 and 1999
           (In millions of U.S. dollars, unless otherwise indicated)


In January 1999, the Brazilian Government announced that it would no longer establish ceilings and floors for the exchange rate of the real against foreign currencies. This change resulted in an immediate devaluation of the real with significant effects on our financial statements, when expressed in U.S. dollars, for the year ended December 31, 1999.

b) Principles of consolidation

Our consolidated financial statements include the accounts of VCP and our directly and indirectly controlled subsidiaries, all of which are wholly owned. Significant intercompany accounts and transactions have been eliminated in the consolidation. The 12.35% owned equity investee, Aracruz Celulose S.A. ("Aracruz"), which we acquired during 2001 (See note 3) and our 50 percent owned equity investee, Voto--Votorantim Overseas Trading Operations N.V. ("Voto") are accounted for on the equity method.

Certain reclassification have been made to the prior years' financial statements to conform to the current year presentation.

c) Cash and cash equivalents

We consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

d) Held-to-maturity investments

We consider our debt securities as held-to-maturity when we intend and have the ability to hold the securities to maturity. Held-to-maturity securities are carried at cost plus accrued income which is included in financial income in the statements of income.

e) Inventories

Inventories, including timber, are stated at average acquisition or production cost, which is lower than market.

f) Property, plant and equipment

Property, plant and equipment are stated at cost of acquisition or construction, including interest during the construction period. Expenditures which materially extend the useful lives of the

                       Votorantim Celulose e Papel S.A.

                 Years ended December 31, 2001, 2000 and 1999
           (In millions of U.S. dollars, unless otherwise indicated)

existing facilities and equipment are capitalized. We depreciate property, plant and equipment costs using the straight-line method at rates we judge to be compatible with the useful lives, principally 25 years for plant and equipment, 10 years for furniture and fixtures and five years for vehicles. Depletion of forests is computed on the unit-of-production method, based on the volume of timber harvested in each period. Software costs capitalized are amortized on a straight-line basis over five years.

Forest development costs, primarily project implementation costs (preparation of soil, planting, pest control and clearing, etc.) and on-going maintenance costs are capitalized as incurred. Through 2000, forests were normally harvested three times over a twenty-one year period and we amortized 60% of accumulated costs at the time of the first harvest, 26% of accumulated costs through the first harvest and 65% of costs incurred since the first harvest at the time of the second harvest, and the remaining costs at the time of the third harvest. As a result of improvements in forest management techniques, including genetic improvement in trees, beginning in 2001 we now harvest and replant our forests approximately every seven years and capitalized costs are expensed at the time of each harvest.

We review our property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest level of groups of assets to which we are able to attribute identifiable future cash flows. Asset groups are forestry projects or production facilities for paper and pulp. We adjust the net book value of the underlying assets if the sum of the expected future cash flows is less than book value. These reviews to date have not indicated the need to recognize any impairment losses.

g) Income taxes

We account for income taxes in accordance with SFAS 109--"Accounting for Income Taxes".

h) Revenues and expenses

We recognize revenue and associated costs of sales at the time our products are shipped. Revenue is recorded net of sales returns of $7 in 2001, $7 in 2000 and $5 in 1999. Our customers that purchase on credit agree to payment terms that effectively include finance charges. The finance charge on each sale is the difference between the amount the customer agrees to pay at the due date and the cash sale price. The finance charges are recognized over the payment period and are included in financial income.

Research and development expenses are charged to expense as incurred and totaled approximately $1 in each of 2001, 2000 and 1999. Start-up expenses of new facilities and restructuring charges are also directly expensed.

                       Votorantim Celulose e Papel S.A.

                 Years ended December 31, 2001, 2000 and 1999
           (In millions of U.S. dollars, unless otherwise indicated)


Shipping and handling costs are charged to selling and marketing expenses and totaled approximately $27, $28 and $25 in 2001, 2000 and 1999, respectively.

i) Comprehensive income (loss)

We report comprehensive income (loss) in accordance with SFAS 130 ("Reporting Comprehensive Income") and have elected to present this in the statement of changes in shareholders' equity. In our case, comprehensive income (loss) comprises the results of our operations and the translation adjustments included in the "CTA" component of shareholders' equity.

j) Earnings per share

In conformity with SFAS 128 ("Earnings per Share") we have presented earnings per share for each class of shares, taking into account that the preferred shares are entitled to a dividend 10% greater than that of the common shares. The computation has been made as if the net income for each period will be fully distributed. Earnings may be capitalized or otherwise appropriated, consequently such earnings would no longer be available as dividends. Therefore, there is no assurance that preferred shareholders will receive a 10% premium on undistributed earnings. We also may pay dividends through interest attributed to capital in accordance with our by-laws. The unit of 1,000 shares is used because this is the basis for quotation and trading on the Brazilian stock exchanges. We have also presented earnings per 500 shares because this unit reflects the number of preferred shares represented by one of our American Depository Shares.

k) Use of estimates

In order to prepare our financial statements in conformity with generally accepted accounting principles we make estimates and assumptions that affect the amounts that we reported in the financial statements and accompanying notes. Actual results could differ from our estimates.

l) Employee benefits and other related matters

In March 2000 we began participation in a defined contribution plan which provides pension and post-retirement benefits (see Note 20). We also contribute to the Government pension, welfare and redundancy plans on behalf of our employees and these contributions are expensed as incurred. Most of our employees are members of unions, with which we enter into collective-bargaining arrangements annually. The liability for future compensation for employee vacations is accrued as earned.

                       Votorantim Celulose e Papel S.A.

                 Years ended December 31, 2001, 2000 and 1999
           (In millions of U.S. dollars, unless otherwise indicated)


m) Environmental matters

Our production facilities and forestry operations are subject to a number of environmental risks which we seek to mitigate by strict operating procedures and investments in pollution control equipment and systems. Ongoing environmental compliance expenditures are expensed as incurred and new equipment and systems are capitalized. We believe that no provision for losses related to environmental matters is currently required based on prevailing laws and regulations in Brazil.

n) Accounting for derivative instruments and hedging activities

As of January 1, 2001, we adopted Financial Accounting Standards Board Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (Statement 133) which was issued in June, 1998 and its amendments Statements 137, Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133, and 138, Accounting for Derivative Instruments and Certain Hedging Activities issued in June 1999 and June 2000, respectively (collectively referred to as Statement
133).

As a result of adoption of Statement 133, we recognize our foreign currency and interest rate swap agreements on the balance sheet at fair value and adjustments to fair value are recorded through income. Prior to adoption of Statement 133, we recognized our foreign currency and interest rate swap contracts on the balance sheet at contract value and adjustments to contract value were recorded through income. We accounted for the accounting change as a cumulative effect of an accounting principle. The adoption of Statement 133, resulted in a cumulative effect of accounting change of $10, net of applicable tax expense of $4, which resulted in a gain in the consolidated statement of income for the year ended December 31, 2001.

3. Incorporated and acquisition of company

On October 3, 2001, our wholly-owned subsidiary VCP Exportadora e Participacoes S.A. through its wholly-owned subsidiary Newark Financial INC, which is incorporated in the British Virgin Islands, signed a Share Purchase and Sale Agreement under which, we agreed to acquire from Mondi Brazil Ltd. and Mondi International S.A ("Group Mondi") for $370,127,506,457 common shares of Aracruz Celulose S.A. ("Aracruz"), representing 28.0% of the voting shares capital and 12.35% of equity share capital of Aracruz. The transfer of the shares occurred on November 1, 2001 when we became a member of the controlling group of Aracruz, together with Lorentzen and Safra Group, (each member owning 28% of the voting shares and with three seats on the board of directors), and BNDES Participacoes (with 12.5% of the voting shares and one seat on the board of directors). This transaction is subject to approval by the Brazilian regulatory authorities and we believe such approval will be given. The excess of the cost of our investment in Aracruz over our portion of the underlying fair value of the net assets (excluding any possible adjustments for fair value of property, plant and equipment and intangible assets) amounted to

                       Votorantim Celulose e Papel S.A.

                 Years ended December 31, 2001, 2000 and 1999
           (In millions of U.S. dollars, unless otherwise indicated)

$155. The excess of the cost of our investment over our portion of the underlying fair value of the net assets is tentative pending completion of appraisals of property, plant and equipment and intangible assets. The allocation may change with the completion of the pending procedures.

Aracruz's summarized financial position at December 31, 2001 is as follows:

Currents assets...................................................................   641
Property, plant, and equipment, investments in affiliated company and other assets 2,137
Current liabilities...............................................................   425
Long-term debt (long-term portion)................................................   537
Total equity...................................................................... 1,738

4. Income taxes

Income taxes in Brazil include federal income tax and social contribution. The composite tax rate was 34% for 2001 and 2000 and 37% for 1999.

a) Income tax reconciliation

Income tax expense computed at Brazil's statutory rate is reconciled to income tax expense in our consolidated statements of income for the years ended December 31, 2001, 2000 and 1999 as follows:

                                                        2001 2000 1999
                                                        ---- ---- ----
          Income before income taxes................... 242  329  133
                                                        ---- ---- ----
          Income tax expense at statutory tax rate.....  82  112   49
          Reconciliation of statutory to effective rate
             Effect of REFIS election (see below)...... (23)  --   --
             Tax exempt income.........................  --   --   (6)
             Valuation Allowance.......................  --   --   (7)
             Interest attributed to capital............  --  (19)  --
             Goodwill amortization for tax.............  --  (11)  (1)
             Other.....................................  --   (2)  --
                                                        ---- ---- ----
          Income tax expense...........................  59   80   35
                                                        ==== ==== ====

Due to our the enrollment in the Program of Tax Recovery (REFIS) we may elect annually for each year from 2001 to 2005 to calculate and pay our income taxes either based on the provisions of REFIS (an estimated tax basis which is based on net sales for the year adjusted by financial income and other income) or actual pretax income. For 2001 we elected to calculate and pay our income taxes based on the provisions of REFIS.

                       Votorantim Celulose e Papel S.A.

                 Years ended December 31, 2001, 2000 and 1999
           (In millions of U.S. dollars, unless otherwise indicated)


b) Analysis of deferred tax balances

                                                              2001 2000
                                                              ---- ----
         Deferred tax assets
            Preoperating costs capitalized for tax and other.  10   22
            Provision for tax, legal proceedings and other...  --    4
            Other............................................   4   --
                                                              ---- ----
            Total deferred tax assets........................  14   26

         Deferred tax liabilities
            Foreign currency and interest swap contracts..... (12)  --
            Property, plant and equipment.................... (33) (33)
                                                              ---- ----
                                                              (45) (33)
                                                              ---- ----
         Net deferred tax liabilities........................ (31)  (7)
                                                              ==== ====


c) Composition of provision for income tax

                                     2001 2000 1999
                                     ---- ---- ----
                            Current.  40   56    8
                            Deferred  19   24   27
                                     ---- ---- ----
                                      59   80   35
                                     ==== ==== ====

                       Votorantim Celulose e Papel S.A.

                 Years ended December 31, 2001, 2000 and 1999
           (In millions of U.S. dollars, unless otherwise indicated)


5. Held-to-maturity investments

The following is a summary of our held to maturity investments at December 31, 2001 and 2000:

                                                                         2001
                                   ------------------------------------------
                                                  Gross      Gross
                                   Amortized Unrealized Unrealized  Estimated
                                        Cost      Gains     Losses Fair Value
                                   --------- ---------- ---------- ----------
  December 31, 2001
  In reais
     Bank Certificate of deposits.     54         1         --         55
     Debentures...................     34         5         --         39
  In U.S. dollars
     Brazilian Public Bonds.......    262        12         --        274
                                   --------- ---------- ---------- ----------
  Total...........................    350        18         --        368
                                   ========= ========== ========== ==========

                                                                         2000
                                   ------------------------------------------
                                                  Gross      Gross
                                   Amortized Unrealized Unrealized  Estimated
                                        Cost      Gains     Losses Fair Value
                                   --------- ---------- ---------- ----------
  December 31, 2000
  In reais
     Debentures...................     15         2         --         17
                                   --------- ---------- ---------- ----------
  Total...........................     15         2         --         17
                                   ========= ========== ========== ==========

The amortized cost and estimated fair value of our held-to-maturity investments at December 31, 2001, by contractual maturity, are shown below:

                                           Amortized  Estimated
                Maturity periods                Cost Fair Value
                -------------------------- --------- ----------
                Due in less than one year.     83        87
                Due in one to three years.     97       105
                Due in three to five years     79        83
                Due after five years......     91        93
                                           --------- ----------
                Total.....................    350       368
                                           ========= ==========

6. Trade accounts receivable

                                                           2001 2000
                                                           ---- ----
           Export receivables, denominated in U.S. dollars  77   74
           Domestic receivables...........................  98   88
           Allowance for doubtful accounts................  (4)  (3)
                                                           ---- ----
                                                           171  159
                                                           ==== ====

                       Votorantim Celulose e Papel S.A.

                 Years ended December 31, 2001, 2000 and 1999
           (In millions of U.S. dollars, unless otherwise indicated)


During 2001, 2000 and 1999, no single customer or group represented more than 10% of our consolidated sales.

7. Inventories

                                                  2001 2000
                                                  ---- ----
                     Finished products...........  21   26
                     Work in process.............   5    6
                     Raw materials and supplies..  30   27
                     Imports in transit and other   4    4
                                                  ---- ----
                                                   60   63
                                                  ==== ====

8. Property, plant and equipment

                                                       2001   2000
                                                     -----  -----
              Land..................................    44     50
              Buildings.............................    97     97
              Machinery, equipment and installations   766    807
              Forests...............................   210    206
              Other.................................    62     66
              Construction in process...............   229     78
                                                     -----  -----
                                                     1,408  1,304
              Accumulated depreciation and depletion  (308)  (307)
                                                     -----  -----
                                                     1,100    997
                                                     =====  =====

9. Short-term debt

Short-term debt represents commitments under recourse provisions to honor export receivables transferred to banks accounted for as secured borrowings. Historically, we have not been called upon to honor any material unpaid amounts.

At December 31, 2001 and 2000, the weighted average interest rates on short-term debt were Libor plus 4.2% (6.1%) and Libor plus 1.4% (7.6%), respectively.

                       Votorantim Celulose e Papel S.A.

                 Years ended December 31, 2001, 2000 and 1999
           (In millions of U.S. dollars, unless otherwise indicated)


10. Long-term debt

                                                Interest rate at
                                               December 31, 2001  2001 2000
                                               ----------------- ----  ----
    In U.S. dollars
       Voto loan..............................        8.5%        200  200
       International Finance Corporation--IFC.    LIBOR + 2.1%      1    6
       Syndicated Bank Loan...................        4.9%        353   --
       Votorantrade N.V. loan.................        4.9%         11   --
       Export credits.........................    LIBOR + 1.3%    296  176
       Import credits.........................    LIBOR + 0.7%     18   13

    In reais
       Banco Nacional de Desenvolvimento
         Economico e Social--BNDES............    TJLP + 3.0 %     94   60
                                                                 ----  ----
                                                                  973  455
    Less: current portion.....................                   (389) (94)
                                                                 ----  ----
    Long-term portion.........................                    584  361
                                                                 ====  ====

Note: LIBOR = London Interbank Offered Rate. At December 31, 2001, the Libor rate was 1.98%
      per annum.
      TJLP = "Taxa de Juros de Longo Prazo", a long-term interest rate reset quarterly by the Brazilian Central Bank. At December 31, 2001, the TJLP rate was 10% per annum.

The export credits relate to pre-export advances usually with initial maturities between 24 and 60 months. Upon shipment the export credits are refinanced with short-term secured borrowings.

In December 1996, Voto received a bridge financing from ING Bearings for $300. Of this amount, $150 was advanced to us at that time. In June 1997 Voto--Votorantim Overseas Trading Operations N.V. (a special purpose unconsolidated company owned 50% by us and 50% by S.A. Industrias Votorantim, also a member of the Votorantim Group) issued $400, 8.5% notes due 2005 ( "Voto Notes"), jointly and severally guaranteed by us and Cimento Rio Branco S.A., a subsidiary of S.A. Industrias Votorantim, members of the Votorantim Group (collectively the "Guarantors"). The bridge loan was paid in full with the proceeds of this issue and an additional $50 was transferred to us. On the total $200 intercompany loan, Voto charges us an interest rate identical to that which it pays to the holders of the notes. Under the Voto Notes indenture, each holder of the notes may upon notice require Voto to repurchase, in whole or in part, the notes on June 27, 2002 at a repurchase price of 99.5% of the principal amount plus accrued and unpaid interest. Also, under the Voto Notes indenture, Voto may upon notice repurchase the notes from holders, in whole but not in part, on June 27, 2002 at a repurchase price of 99.5% of the principal amount plus accrued and unpaid interest. In either case, Voto may procure any other person to purchase the notes that are subject to its repurchase.

                       Votorantim Celulose e Papel S.A.

                 Years ended December 31, 2001, 2000 and 1999
           (In millions of U.S. dollars, unless otherwise indicated)


The intercompany loan from Voto has the same terms as the Voto Notes including a put and call option in 2002. If the call option is exercised by the holders of the Voto Notes, we will pay our loan to Voto prior to the payment dates on the Notes. The intercompany loan contract does not mention any discount on the payment of the loan in case the put and call option is exercised, and only sets the maximum amount that would be paid in 2002. Because we and SAIV are the shareholders of Voto, we have full control of the amount and the discount that will be exercised in the loan payment. We will pay to Voto the same amount that Voto will pay to holders of Notes. Any event of default with respect of the Notes will also constitute or give rise to an event of default with respect to the intercompany loan from Voto.

Voto has no operation and its only significant liability was the non-current 8.5% $400 Notes and its only significant asset was the non-current 8.5% $400 loan receivable from us and SAIV. Current assets and current liabilities were less than $1 in 2001 and 2000. Stockholders' equity was approximately $1 in 2001, 2000 and 1999. Net income was less than $1 for the years ended December 2001, 2000 and 1999.

In connection with our guarantee of the Voto Notes we are subject to covenants, basically relating to the maintenance of a certain level of net borrowing (debt less our cash equivalents and held-to-maturity investments).

The BNDES loans are secured by property, plant and equipment and a lien on certain land and personal guarantees of an owner of Hejoassu, our ultimate Parent Company. The IFC loan is secured by certain of our properties. The carrying amount of our assets securing these loans was approximately $215 at December 31, 2001.

In November 2001, Newark Financial Inc obtained a $370 a bridge financial from certain banks with maturity in February 2002. This loan was used to finance the acquisition of our investment in Aracruz. We have classified this bridge in long term liabilities because we have obtained a firm commitment from a financial institution that will provide us with a long financing. We will use the proceeds of this long term financing to repay the bridge loan.

At December 31, 2001, long-term debt maturities are as follows:

                                 2002...... 389
                                 2003...... 184
                                 2004...... 237
                                 2005......  79
                                 2006......  56
                                 Thereafter  28
                                            ---
                                            973
                                            ===

                       Votorantim Celulose e Papel S.A.

                 Years ended December 31, 2001, 2000 and 1999
           (In millions of U.S. dollars, unless otherwise indicated)


We have considered the maturity of the Voto loan as 2002 because the Voto Notes are redeemable at each holder's or Voto's option in that year; the final maturity of the Voto Notes is 2005 if the notes are not so redeemed. We will pay the Voto loan on the same date the Voto Notes are redeemed.

The Company has an unused line of credit agreement with BNDES for investment in property, plant and equipment of $142 subject to TJLP plus 3% at December 31, 2001:

11. Commitments and contingencies

a) We are party to certain legal proceedings in Brazil arising in the normal course of business, and have made provisions when we believe that we can reasonably estimate probable losses. In connection with some of these proceedings we have made deposits (included in other noncurrent assets--other in our balance sheet) which will only be released to us upon a judgment in our favor. The position of such provisions for tax and other litigation and deposits is as follows:

                                     2001                2000
                              ------------------- -------------------
           Type of proceeding Deposits Provisions Deposits Provisions
           ------------------ -------- ---------- -------- ----------
             Tax-related.....     2         7         2         9
             Civil-related...    --         2        --         2
             Labor-related...     2         3         2         2
                              -------- ---------- -------- ----------
                                  4        12         4        13
                              ======== ========== ======== ==========

The activity in our provision account for 2001, 2000 and 1999 were as follows:

                                                   2001 2000 1999
                                                   ---- ---- ----
              At beginning of year................  13   17   15
              Translation adjustment..............  (2)  (1)  (5)
              Provisions for new legal proceedings   2   --    7
              Amounts paid to settle litigation...  (1)  (3)  --
                                                   ---- ---- ----
              At end of year......................  12   13   17
                                                   ==== ==== ====

b) We do not maintain insurance for our forests; rather, our policy is to self-insure against fire, disease and other risks to our forests. We have taken measures to mitigate these risks, but any losses from damage outside of our control would be for our own account.

c) In addition to the Voto Notes described in Note 10 we are the guarantor of the following loans of other companies of the Votorantim Group:

                                  Date of expiration of  Amount of guarantee
                                          the guarantee at December 31, 2001
                                  --------------------- --------------------
   Votocel Filmes Flexiveis Ltda.
     Equipment finance...........      10/15/2004                15

                       Votorantim Celulose e Papel S.A.

                 Years ended December 31, 2001, 2000 and 1999
           (In millions of U.S. dollars, unless otherwise indicated)


At December 31, 2001, VCP has loans totaling $200 that are guaranteed by other companies of the Votorantim Group.

d) We provide guarantees to banks, not in excess of 180 days, which finance sales to certain of our selected customers. We recognize revenue on these sales at the time our products are shipped which is the time we transfer title to our customers. Under the vendor program we are the secondary obligor to the bank and monitor the amount due from the customer to the bank. We periodically review the adequacy of our allowance for estimated losses and adjust our allowance accordingly. At December 31, 2001, customer guarantees provided by us totaled $61 ($75 at December 31,2000). Our guarantees are usually secured by the personal guarantee of the customer's owner.

e) We lease forest land under operating leases from other companies of the Votorantim Group as a source for raw material for our products. The leases, most of which commenced in 1991, are typically for a term of 21 years. We are required to assure the timberlands are cleared and the soil quality recovered by the end of the lease term. Lease payments, equal to 30% of the market value of the wood harvested on the property, are payable after each harvest. We guarantee to the lessor a minimum harvest payment. Payments under these operating leases were approximately $1 in each of 2001, 2000 and 1999.

f) We have long-term sales contracts with certain of our customers. These contracts generally provide for sales of specified volumes of pulp at market prices. Early termination is provided for in the event of, among other things, a material breach, the insolvency of one of the parties or force majeure events of extended duration. One sales contract includes provisions that permit us to terminate the contract or reduce the quantities shipped if sales to the purchaser would exceed a specified percentage of our annual production capacity. These contracts, which began in 1999, represent not more than 30% of our current annual pulp production. The contracts expire from 2002 to 2004.

g) We have commitments for capital expenditures amounted to approximately $305 at December 31, 2001.

12. Shareholders' equity

Our by-laws require that we pay a mandatory dividend to our common and preferred shareholders of at least 25% of our annual net distributable income determined in accordance with Brazilian Corporate Law. As from 1997, preferred shareholders are entitled to receive a dividend per share 10% higher than common shareholders. In 2001, 2000 and 1999 we paid dividends in excess of the mandatory amount.

The preferred shareholders may not vote at shareholders meetings but have the right to receive priority in repayment of their capital, in the case of liquidation.

                       Votorantim Celulose e Papel S.A.

                 Years ended December 31, 2001, 2000 and 1999
           (In millions of U.S. dollars, unless otherwise indicated)


In accordance with the Brazilian Corporate Law and our by-laws we are required to make annual appropriations to certain reserves (appropriated retained earnings). These comprise mainly (a) 5% of the net income in our statutory accounts which must be transferred to a legal reserve until such reserve reaches 20% of our share capital and (b) appropriation of an amount equal to income tax rebates available for investments in certain underdeveloped regions of Brazil to an investment incentive reserve. The legal and investment incentives reserves cannot be used to distribute dividends to our shareholders.

Brazilian law permits the payment of dividends only in reais, limited to the unappropriated retained earnings in our financial statements prepared in accordance with Brazilian Corporate Law.

The devaluation of the Real impacts the amount available for distribution when measured in U.S. dollars. Amounts reported as available for distribution in our statutory accounting records prepared under accounting principles set forth under Brazilian Corporate Law will decrease or increase when measured in U.S. dollars as the Real depreciates or appreciates, respectively, against the U.S. dollar. The devaluation of the Real results in net foreign exchange losses which are included in the results of income determined under accounting principles set forth under Brazilian corporate law and which reduces the amount of unappropriated earnings available for distribution. At December 31, 2001, we had unappropriated retained earnings of R$ 777 million (R$ 506 million in 2000) in our statutory books, equivalent, at the exchange rate at December 31, 2001, to $335 ($259 in 2000).

Dividends paid per thousand shares in U.S. dollars were as follows:

                                      2001 2000 1999
                                      ---- ---- ----
                            Preferred 1.02 0.65 0.16
                            Common... 0.93 0.59 0.15

Brazilian corporations are permitted to attribute interest on shareholders' equity similar to dividends declared, which is deductible for income tax purposes if the corporation opts to use the method of calculating the income tax based on pre-tax income. We elected to pay such interest to our shareholders on December 31, 2000, and accrued the amount with a direct charge to shareholders' equity. The distribution to the shareholders is subject to withholding income tax generally at the rate of 15%.

                       Votorantim Celulose e Papel S.A.

                 Years ended December 31, 2001, 2000 and 1999
           (In millions of U.S. dollars, unless otherwise indicated)


13. Related parties

Balances and transactions with related parties are as follows:

                                         Nature and business purpose of
                                                  transactions                   2001 2000
------------------------------------  -------------------------------------      ---- ----
Cash, cash equivalents and                 Surplus cash funds invested
held-to-maturity investments               with Group Financial institution
 Votorantim Group company
     Banco Votorantim S.A.                                                       406  254
Trade accounts receivable                  Sales to trading company
 Votorantim Group company
   Votorantrade N.V.                                                              69   70
Unrealized gains from foreign              Arising from swap contract
  currency and interest rate swaps         transactions in which
                                           the Group financial
 Votorantim Group company                  institution acts as
     Banco Votorantim S.A.                 counter-party                          41   45
Long-term loans from related parties       Loans from related parties
 Votorantim Group company
   Voto-Votorantim Overseas Trading
       Operations N.V.                                                           200  200
       Votorantrade N.V.                                                          11   --
 Parent of a significant shareholder
       outside Votorantim Group
   Banco Nacional de Desenvolvimento
       Economico e Social--BNDES                                                  94   60
------------------------------------  -------------------------------------      ---- ----

The above cash equivalent, held-to-maturity investments and loans earn interest at market rates.

The loan to Cimento Rio Branco S.A. was made on identical terms and conditions (including the 8.5% interest) as the $200 in proceeds transferred to us by Voto-Votorantim Overseas Trading Operations N.V. We believe that, the Guarantors, including Cimento Rio Branco, would not have been able to obtain a similar loan from an unrelated party at comparable terms had they obtained the financing individually. The purpose of that loan was to optimize the availability of funds offered by the market to finance other Votorantim Group needs.

The business purpose of the loan from Voto-Votorantim Overseas Trading Operations N.V. was to finance our capital expenditures and to provide us an additional working capital. VCP, S.A. Industrias Votorantim, Companhia de Cimento Portland Rio Branco and Companhia de Cimento Gaucho (subsequently merged into Rio Branco) have guaranteed, jointly and severally, the $400

                       Votorantim Celulose e Papel S.A.

                 Years ended December 31, 2001, 2000 and 1999
           (In millions of U.S. dollars, unless otherwise indicated)

notes issued by Voto-Votorantim Overseas Trading Operations N.V. Through the joint and several guarantee, we and the other guarantors were able to secure higher rating and lower interest rate on the notes.

Revenue, income and expenses from transactions with related parties were as follows:

                                               2001 2000 1999
                   --------------------------- ---- ---- ----
                   Export sales revenue....... 194  196  174
                   Domestic sales revenue.....  --   --    6
                   Purchases of special papers  --   --    2
                   Selling and marketing......  --   --    5
                   Other operating income.....  --   --    1
                   Financial income...........  50   76   63
                   Financial expenses.........  21   24   38

Export sales revenue primarily relates to sales made to Votorantrade N.V., domestic sales revenue relates to sales of pulp made to Salto, purchases of special papers relates to purchases from Salto, selling and marketing expenses relate to commissions payable to Votorantrade N.V., other operating income relates to fee received from Salto for administrative support services provided by us, financial income arises from loans made to related parties and investments made in Banco Votorantim, and financial expenses represent charges on intercompany loans from related parties.

14. Financial instruments and derivatives

We primarily use foreign currency and interest rate swap contracts or Brazilian Public bonds indexed to U.S. dollar to hedge our U.S. dollar denominated debt. By entering into these contracts or purchasing Brazilian Public bonds, we partially protect ourselves from the effects of unfavorable exchange movements. Accordingly, if the real devalues against the U.S. dollar and results in a foreign exchange loss, we are at least in part protected by an offsetting gain from the swap contracts.

We used the following methods and assumptions in estimating the fair value disclosures of our financial instruments:

Cash and cash equivalents: The carrying amounts reported in our balance sheet for cash and cash equivalents approximate their fair values.

Held-to-maturity investments: The carrying amounts reported in our balance sheet for held-to-maturity investments approximate their fair value.

Long-and short-term debt: The carrying amounts of our short-term debt approximate their fair values. The fair values of our long-term debt were estimated based on available quoted rates for loans of substantially similar terms and maturities.

                       Votorantim Celulose e Papel S.A.

                 Years ended December 31, 2001, 2000 and 1999
           (In millions of U.S. dollars, unless otherwise indicated)


Foreign currency and interest rate swap contracts: The fair values of our foreign currency and interest rate swap contracts were estimated based on quoted market prices of comparable contracts. At December 31, 2001 and 2000 the notional amounts of our outstanding foreign currency and interest rate swap contracts were $253 and $243, respectively and their fair values were $32 and $59, respectively. In 2000 and 1999 we recognized these swap contracts on the balance sheet at contract value and adjustments to contract value were recorded through income. In 2001, with the adoption of Statement 133, we recognized these swap contracts on the balance sheet at fair value and adjustments to fair value were recorded through income. The actual cash settlement on the contracts occur at times specified in each agreement. We do not terminate any of our contracts prior to maturity.

The carrying amounts and fair values of our financial instruments at December 31 were as follows:

                                                         2001           2000
--------------------------------------------------- -------------- --------------
                                                    Carrying Fair  Carrying Fair
                                                     Amount  Value  Amount  Value
--------------------------------------------------- -------- ----- -------- -----
Cash and cash equivalents..........................   172     173    489     491
Held-to-maturity investments.......................   364     368     17      17
Unrealized gains from foreign currency and interest
  rate swaps.......................................    41      41     45      59
Short-term debt....................................    69      69     74      74
Long-term debt.....................................   973     972    455     454

15. Segment and related information

a) Segment information

The following information about segments is based upon information used by our senior management to assess the performance of our operating segments and decide on the allocation of resources. This approach is required by SFAS 131 ("Disclosure about Segments of an Enterprise and Related Information"), and has been applied for all periods presented. Our paper and pulp operations are based solely in Brazil.

Intersegment revenues are accounted for at amounts which approximate those that would be obtained in a sale to third parties.

The accounting policies underlying the financial information provided for the segments are based on Brazilian accounting principles used for statutory purposes. We evaluate segment performance information generated from the statutory accounting records. The local currency information related to statement of income data has been translated to U.S. dollars, for convenience purposes, at the average rate of each year presented. The information as at the balance sheet dates has been translated at the respective year-end exchange rates.

                       Votorantim Celulose e Papel S.A.

                 Years ended December 31, 2001, 2000 and 1999
           (In millions of U.S. dollars, unless otherwise indicated)


                                                                        2001   2000  1999
-------------------------------------------------------------------    ----  -----  ----
Revenue
 Revenue from external customers
   Pulp...............................................................  143    207   140
   Paper..............................................................  511    567   448
                                                                       ----  -----  ----
 Total revenue from external customers................................  654    774   588
Intersegment sales of pulp to paper
 Segment..............................................................  183    228   176
                                                                       ----  -----  ----
       Total intersegment revenue.....................................  183    228   176
                                                                       ----  -----  ----
Total revenue.........................................................  837  1,002   764
Reconciling items
       Total intersegment revenue..................................... (183)  (228) (176)
                                                                       ----  -----  ----
Total consolidated revenue............................................  654    774   588
                                                                       ====  =====  ====

                                                                        2001   2000  1999
-------------------------------------------------------------------    ----  -----  ----
Depreciation and depletion expense....................................
   Pulp...............................................................   48     58    56
   Paper..............................................................   21     23    25
                                                                       ----  -----  ----
     Total depreciation and depletion expense allocated to segments...   69     81    81
Reconciling items US GAAP
 Adjustments
   Pulp...............................................................  (12)   (13)  (13)
   Paper..............................................................   (5)    (5)   (5)
                                                                       ----  -----  ----
Total depreciation and depletion
 Expense..............................................................   52     63    63
                                                                       ====  =====  ====

                       Votorantim Celulose e Papel S.A.

                 Years ended December 31, 2001, 2000 and 1999
           (In millions of U.S. dollars, unless otherwise indicated)


There are certain differences between the methodologies we use to determine the operating profit shown in the following table and operating profit reported in our US GAAP statement of income. For segment reporting purposes we defer start-up costs of new facilities and amortize them against operating profit over the subsequent 10 years. We also allocate depreciation to segments based on property, plant and equipment amounts which have been indexed for inflation, rather than the historical real amounts. Also, we depreciated our machinery, equipment and installations over 10 years up to December 31, 1996 and over 25 years thereafter. These differences are reconciled as follows:

                                                                       2001 2000 1999
---------------------------------------------------------------------- ---- ---- ----
Segment operating profit
 Pulp................................................................. 115  212  131
 Paper................................................................  72   62   33
                                                                       ---- ---- ----
   Total segment operating profit..................................... 187  274  164
Reconciling items--US GAAP
 Adjustments
 Difference in depreciation and amortization expense
   Pulp...............................................................  15   13   13
   Paper..............................................................   6    5    5
 Start-up costs
   Pulp...............................................................  (3)  (1)  --
   Paper..............................................................  (1)  (2)  (2)
 Other adjustments
   Pulp...............................................................   1   14   (2)
   Paper..............................................................  12   11   (2)
                                                                       ---- ---- ----
 Total pulp........................................................... 128  238  142
 Total paper..........................................................  89   76   34
                                                                       ---- ---- ----
Total operating profit................................................ 217  314  176
Financial income......................................................  71   94  106
Financial expenses.................................................... (39) (65) (93)
Foreign exchange losses, net..........................................  (8) (14) (69)
Gain on sale of investee..............................................  --   --   13
                                                                       ---- ---- ----
Income before income tax and equity income of investees and cumulative effect of accounting change......................................... 241  329  133
---------------------------------------------------------------------- ---- ---- ----

                       Votorantim Celulose e Papel S.A.

                 Years ended December 31, 2001, 2000 and 1999
           (In millions of U.S. dollars, unless otherwise indicated)


                                                      2001  2000  1999
         ----------------------------------------    ----- ----- -----
         Segment assets
          Pulp......................................   683   585   603
          Paper.....................................   385   362   387
                                                     ----- ----- -----
            Total segment assets.................... 1,068   947   990
         Reconciling items to US GAAP
          Pulp......................................    22    34    38
          Paper.....................................    10    16     4
                                                     ----- ----- -----
            Total pulp..............................   705   619   641
            Total paper.............................   395   378   391
                                                     ----- ----- -----
              Total property, plant and equipment... 1,100   997 1,032
         Reconciling items--corporate assets
          Cash and cash equivalents.................   172   489   176
          Held-to-maturity investments..............   364    17   174
          Trade accounts receivable.................   171   159   162
          Equity investees (pulp)...................   371    --    --
          Other corporate assets....................   143   128   262
                                                     ----- ----- -----
         Total assets............................... 2,321 1,790 1,806
                                                     ===== ===== =====

                                                      2001  2000  1999
         ----------------------------------------    ----- ----- -----
         Capital expenditures
          Pulp......................................   217    72    49
          Paper.....................................    81    48    30
                                                     ----- ----- -----
            Total segment capital expenditures......   298   120    79
         Reconciling items--US GAAP
          Adjustment
          Capitalized interest
            Pulp....................................     8     4     3
            Paper...................................     3     1     2
                                                     ----- ----- -----
              Total capitalized interest............    11     5     5
                                                     ----- ----- -----
                Total pulp..........................   225    76    52
                Total paper.........................    84    49    32
                                                     ----- ----- -----
         Total capital expenditures.................   309   125    84
                                                     ===== ===== =====

                       Votorantim Celulose e Papel S.A.

                 Years ended December 31, 2001, 2000 and 1999
           (In millions of U.S. dollars, unless otherwise indicated)


b) Export sales by region

The following table includes our sales made directly to unaffiliated customers (the final customers) as well as our sales made to Votorantrade and related parties (also a member of the Votorantim Group) to the final customers.

                                           2001       2000       1999
       -------------------------------- ---------- ---------- ----------
                                        Paper Pulp Paper Pulp Paper Pulp
       -------------------------------- ----- ---- ----- ---- ----- ----
       North America...................   37   47   18    51   16    38
       Europe..........................   26   45   37    77   41    44
       Middle East and Asia............    4   15    5    19    6    21
       Africa..........................    2   --   --    --   --    --
       South America, other than Brazil   35   --   30    --   30    --
                                        ----- ---- ----- ---- ----- ----
                                         104  107   90   147   93   103
                                        ===== ==== ===== ==== ===== ====

16. Concentration of credit risk

We are potentially subject to credit risk with respect to our cash equivalents, held-to-maturity investments, guarantees provided to banks which finance our customers, and derivative contracts. We limit our risk associated with cash equivalents and held-to-maturity investments by placing our investments with Banco Votorantim S.A. and other highly rated financial institutions for relatively short periods of time and we only take out derivative contracts with financially sound counter-parties. With respect to trade receivables and guarantees, provided to banks financing our customers, we perform initial and ongoing credit evaluations of our customers and, when deemed necessary, obtain collateral or letters of credit to protect our interests. Additionally, most of our export sales to the US and Europe are secured by letters of credit. We establish an allowance for doubtful accounts against receivables we believe will not be fully collected. The provision for doubtful accounts was $1 in 2001 and $5 in 1999.

17. Supplemental Cash Flow Information

                                         2001 2000 1999
                         --------------- ---- ---- ----
                         Income tax paid  34   39    4
                         Interest paid..  38   57   69

Interest capitalized on construction in process in each of the periods was:
2001--$11; 2000--$5 and 1999--$5

                       Votorantim Celulose e Papel S.A.

                 Years ended December 31, 2001, 2000 and 1999
           (In millions of U.S. dollars, unless otherwise indicated)


18. Supplemental Financial Income and Financial Expense Information

                                                      2001 2000 1999
            ----------------------------------------- ---- ---- ----
            Financial income
             Interest income on cash equivalents.....  41   43   44
             Held-to-maturity investments
                   Realized gains....................  --   17   31
                   Unrealized gains..................  16   12    7
             Interest income on credit sales.........   1    2    6
             Other...................................  13   20   18
                                                      ---- ---- ----
                                                       71   94  106
                                                      ---- ---- ----
            Financial expenses
             Interest and charges on real debt.......   6   11   20
             Interest and charges on U.S. dollar debt  30   49   52
             Other...................................   3    5   21
                                                      ---- ---- ----
                                                       39   65   93
                                                      ---- ---- ----

19. Sale of Investee

On December 29, 1999, we sold our 51% interest in Industria de Papel de Salto Ltda. to Arjo Wiggins Participacoes e Comercio Ltda. The purchase price was $23 in cash. On this sale we made a gain of $13. Under the terms of the sale, we have indemnified Arjo Wiggins against certain losses in excess of amounts recorded limited to R$22 million (approximately $10) until 2005. No amounts have been paid under this indemnification and we believe such amounts ultimately paid, if any, will not be significant.

20. Defined Contribution Plan

In March 2000 we began participation in a defined contribution plan of the Votorantim Group which is available to all of our employees. For employees below a certain income level we will match 100% of the employee's contribution up to 1.5% of the employee's compensation. For employees above that income level we will match 100% of the employee's contribution up to 6% of the employee's compensation. At our option we may also make additional contributions. Our contributions will vest in varying percentages depending on the employee's years of service and will fully vest upon the employee's retirement, death or disability, provided the employee has at least one year of service. Our contribution was $1 in 2001 and 2000.

                       Votorantim Celulose e Papel S.A.

                 Years ended December 31, 2001, 2000 and 1999
           (In millions of U.S. dollars, unless otherwise indicated)


21. Public Offering of our American Depositary Shares

In April 2000 we made our initial public offering of our American Depositary Shares. Each American Depositary Share represents 500 of our preferred shares. We sold 2,047,648 American Depositary Shares, and certain of our shareholders sold 5,872,352 American Depositary Shares. The U.S. underwriters offered 6,336,000 American Depositary Shares in the United States and Canada, and the international managers offered 1,584,000 American Depositary Shares outside the United States and Canada. In addition, the Brazilian underwriters offered 440,000,000 preferred shares in Brazil. Our preferred shares are traded on the Sao Paulo Stock Exchange and the other Brazilian stock exchanges under the symbol "VCPA4." Our American Depositary Shares are traded on the New York Stock Exchange under the symbol "VCP."

                       Votorantim Celulose e Papel S.A.
                  Consolidated Interim Financial Information
                  as at and for the Three-month Periods Ended
                            March 31, 2002 and 2001
                     and Report of Independent Accountants

                       Report of independent accountants

   April 16, 2002

   To the Board of Directors and Shareholders
   Votorantim Celulose e Papel S.A.

1 We have reviewed the accompanying condensed consolidated balance sheet of Votorantim Celulose e Papel S.A. (the "Company") and its subsidiaries as of March 31, 2002, and the related condensed consolidated statements of operations and of cash flows for the three-month period then ended. This financial information is the responsibility of the Company's management.

2 We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such opinion.

3 Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated interim financial information for it to be in conformity with U.S. generally accepted accounting principles.

4 The audit of the consolidated financial statements as of December 31, 2001, prepared in accordance with U.S. generally accepted accounting standards, was conducted by other accountants, who issued an unqualified opinion thereon dated January 28, 2002. These same accountants performed a review of the consolidated financial information as of March 31, 2001, and issued an unqualified report dated April 16, 2001.

   /s/  PricewaterhouseCoopers
   PricewaterhouseCoopers
   Auditores Independentes

                       Votorantim Celulose e Papel S.A.

                 condensed consolidated interim balance sheet
--------------------------------------------------------------------------------

                                                                               March 31, December 31,
Expressed in millions of United States dollars, except number of shares 2002 (unaudited)         2001
-----------------------------------------------------------------------------------------------------

       Assets
       Current assets
        Cash and cash equivalents......................................        171            172
        Held-to-maturity investments...................................         87             87
        Trade accounts receivable, net.................................        166            171
        Inventories....................................................         64             60
        Deferred income tax............................................          3              3
        Other..........................................................         16             15
                                                                        ---------------- ------------
                                                                               507            508
                                                                        ---------------- ------------
       Investment in affiliates........................................        214            216
       Goodwill and other intangible assets............................        155            155
       Property, plant and equipment, net..............................      1,160          1,100

       Other assets
        Held-to-maturity investments...................................        287            277
       Unrealized gains from foreign currency and interest rate
          swaps........................................................         48             41
        Other..........................................................         28             24
                                                                        ---------------- ------------
                                                                               363            342
                                                                        ---------------- ------------
       Total assets....................................................      2,399          2,321
-----------------------------------------------------------------------------------------------------

                       Votorantim Celulose e Papel S.A.

                 condensed consolidated interim balance sheet
--------------------------------------------------------------------------------

                                                                        March 31, 2002 December 31,
Expressed in millions of United States dollars, except number of shares    (Unaudited)         2001
---------------------------------------------------------------------------------------------------
  Liabilities and shareholders' equity
  Current liabilities
   Trade payables......................................................        46            57
   Short-term debt.....................................................        74            69
   Current portion of long-term debt...................................       388           389
   Payroll, profit sharing and related charges.........................        10            12
   Income taxes........................................................         7             3
   Dividends declared and payable......................................        40            40
   Other...............................................................        13            14
                                                                        -------------- ------------
                                                                              578           584
                                                                        -------------- ------------
  Long-term liabilities
     Long-term debt....................................................       616           584
     Deferred income tax...............................................        39            34
     Accrued liabilities for legal proceedings.........................        12            12
                                                                        -------------- ------------
                                                                              667           630
                                                                        -------------- ------------
  Commitments and contingencies (Note 11)
  Shareholders' equity
   Preferred shares, no par value, 56,000,000,000 shares authorized,
     17,182,209,232 shares issued......................................       553           553
   Common shares, no par value, 28,000,000,000 shares authorized,
     21,140,490,321 shares issued......................................       767           767
   Additional paid in capital..........................................        24            23
   Treasury shares, at cost, 2002--163,900,000 shares; 2001--
     235,400,000.......................................................        (4)           (6)
   Accumulated other comprehensive deficit
     Appropriated retained earnings....................................        27            27
     Unappropriated retained earnings..................................       562           518
     Cumulative translation adjustment.................................      (775)         (775)
                                                                        -------------- ------------
                                                                            1,154         1,107
                                                                        -------------- ------------
     Total liabilities and shareholders' equity........................     2,399         2,321
---------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the condensed consolidated financial information.

                       Votorantim Celulose e Papel S.A.

              Condensed consolidated interim statement of income
Expressed in millions of United States dollars, except number of shares (continued)
--------------------------------------------------------------------------------

                                                                  Three-month
                                                                     period
                                                                      ended
                                                                   March 31
                                                                  -----------
                                                                  2002  2001
                                                                  ----- -----
                                                                  (Unaudited)
     Net operating revenue
      (Net of sales taxes: 2002--$ 26, 2001--$ 26)
        Domestic sales........................................... 107   112
        Export sales.............................................  46    68
                                                                  ----- -----
                                                                  153   180
                                                                  ----- -----
     Operating costs and expenses
      Cost of sales..............................................  85    91
      Selling and marketing......................................  14    15
      General and administrative.................................   7     7
      Other operating expense, net...............................   4     1
                                                                  ----- -----
                                                                  110   114
                                                                  ----- -----
     Operating income............................................  43    66
                                                                  ----- -----
     Non-operating income (expense)
      Financial income...........................................  22    19
      Financial expense.......................................... (13)  (11)
      Foreign exchange gain (loss), net..........................   5   (15)
                                                                  ----- -----
                                                                   14    (7)
                                                                  ----- -----
     Income before taxes on income and cumulative
       effect of accounting change and equity in affiliates......  57    59
                                                                  ----- -----
     Income tax expense.......................................... (12)  (14)
                                                                  ----- -----
     Income before cumulative effect of
       accounting change and equity in affiliates................  45    45
                                                                  ----- -----
     Cumulative effect of accounting change, net of tax (Note 2d)        10
     Equity in losses of affiliates..............................  (1)
                                                                  ----- -----
     Net income..................................................  44    55
     ------------------------------------------------------------------------


The accompanying notes are an integral part of the condensed consolidated financial information.

                       Votorantim Celulose e Papel S.A.

              Condensed consolidated interim statement of income
(Expressed in millions of United States dollars, except number of shares) (continued)
--------------------------------------------------------------------------------

                                                     Three-month period
                                                         ended March 31
                                                            (unaudited)
                                                  ---------------------
                                                        2002       2001
                                                  ---------- ----------
        Net income applicable to preferred shares         21         26
        Net income applicable to common shares...         23         29
                                                  ---------- ----------
        Net income...............................         44         55
                                                  ---------- ----------
        Basic earnings per 500 shares--
          in U.S. dollars
         Preferred...............................       0.61       0.76
         Common..................................       0.55       0.69
        Basic earnings per 1000 shares--
          in U.S. dollars
         Preferred...............................       1.21       1.52
         Common..................................       1.10       1.38
        Weighted average number of shares
          outstanding (thousand)
         Preferred............................... 17,006,687 16,946,809
         Common.................................. 21,140,490 21,140,490



The accompanying notes are an integral part of the condensed consolidated financial information.

                       Votorantim Celulose e Papel S.A.

            Condensed consolidated interim statement of cash flows
Expressed in millions of United States dollars, except number of shares
--------------------------------------------------------------------------------

                                                                 Three-month period
                                                                 ended March 31
                                                                 (unaudited)
                                                                 ------------------
                                                                  2002     2001
                                                                 --------  --------
    Cash flows from operating activities
     Net income.................................................   44       55
     Adjustments to reconcile net income to cash provided by
       Unrealized foreign exchange (gains) losses, net..........   (6)      15
       Equity loss of investees, net of dividends...............    1
       Deferred income tax......................................    5       (2)
       Amortization, depreciation and depletion.................   14       15
       Cumulative effect of accounting change...................           (10)
       Loss on disposal of property, plant and equipment........    4        2
       (Increase) decrease in assets and liabilities
         Trade accounts receivable..............................    9       10
         Inventories............................................   (2)      (9)
         Other assets...........................................   (5)       1
         Liabilities............................................   (8)      11
                                                                 --------  --------
    Net cash provided by operating activities...................   56       88
                                                                 --------  --------
    Cash flows from investing activities
     Purchases of held-to-maturity investments..................   (7)
     Acquisition of property, plant and equipment...............  (80)     (58)
                                                                 --------  --------
    Net cash used in investing activities.......................  (87)     (58)
                                                                 --------  --------
    Cash flows from financing activities
     Short-term debt............................................    1        4
     Long-term debt
       Issuances................................................  378        8
       Repayments............................................... (352)     (79)
     Sales of treasury shares...................................    3
                                                                 --------  --------
    Net cash provided by (used in) financing activities.........   30      (67)
                                                                 --------  --------
    Effect of exchange rate changes on cash and cash equivalents           (42)
    Net decrease in cash and cash equivalents...................   (1)     (79)
    Cash and cash equivalents at beginning of period............  172      489
                                                                 --------  --------
    Cash and cash equivalents at end of period..................  171      410
    -------------------------------------------------------------------------------

                       Votorantim Celulose e Papel S.A.

       Notes to the Condensed Consolidated Interim Financial Information

    Expressed in millions of United States dollars, unless otherwise stated

1.  Our Business

Votorantim Celulose e Papel S.A. ("VCP" or "we") is a limited liability company constituted in accordance with the laws of the Federative Republic of Brazil and headquartered in the state of Sao Paulo.

We produce eucalyptus pulp which we use in our own integrated paper manufacturing facilities or, to a lesser extent, sell in the domestic and foreign markets. We also have forestry operations which produce the pulp wood required for our production. Our business has experienced, and is likely to continue to experience, cycles relating to available industry capacity and general industry economic conditions. Our sales (volumes and prices) are affected by such conditions which are beyond our control. We are a member of the Votorantim Group, which has other interests in Brazil and abroad, principally in cement, metallurgy, agribusiness, chemicals and financial services.

2.  Condensed Accounting Policies

(a)  Basis of presentation and translation

Our accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month period ended March 31, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002.

Our balance sheet at December 31, 2001 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

For further information, refer to our consolidated financial statements the year ended December 31, 2001.

In preparing consolidated financial statements, our management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, sales and expenses for the reporting period. Such estimates include the selection of useful lives of property, plant and equipment, provisions for contingent liabilities, income tax valuation allowances and other similar evaluations. Actual results for future periods could differ from those estimates.

Our consolidated financial statements include the accounts of VCP and our directly and indirectly controlled subsidiaries, all of which are wholly owned. Significant intercompany accounts and transactions have been eliminated in the consolidation. The 12.35% owned equity investee,

Aracruz Celulose S.A. ("Aracruz"), which we acquired during 2001 (Note 3) and our 50 percent owned equity investee, Voto--Votorantim Overseas Trading Operations N.V. ("Voto") are accounted for on the equity method.

The U.S. dollar amounts for the periods presented have been remeasured (translated) from the Brazilian currency amounts (real--R$) in accordance with the criteria set forth in Statement of Financial Accounting Standards (SFAS) No. 52. We have translated all assets and liabilities into U.S. dollars at the current exchange rate (March 31, 2002--R$ 2.3236: US$ 1.00; December 31, 2001--R$ 2.3204: US$ 1.00), and all accounts in the statement of operations and cash flows at the average rates of exchange in effect during the period (March 31, 2002--R$ 2.3836: US$ 1.00; March 31, 2001--R$ 2.0178: US$ 1.00). The
translation adjustments are made directly to the cumulative translation adjustment ("CTA") account in shareholders' equity.

(b)  Revenues and expenses

We recognize revenue and associated costs of sales at the time our products are shipped. Our customers that purchase on credit agree to payment terms that effectively include finance charges. The finance charge on each sale is the difference between the amount the customer agrees to pay at the due date and the cash sale price. The finance charges are recognized over the payment period and are included in financial income.

Shipping and handling costs are charged to selling and marketing expenses and totaled approximately $7, and $8 in three months ended March 31, 2002 and 2001, respectively.

(c)  Recoverability of our long-lived assets

We review our property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest level of groups of assets to which we are able to attribute identifiable future cash flows. Asset groups are forestry projects or production facilities for paper and pulp. We adjust the net book value of the underlying assets if the sum of the expected future cash flows is less than book value. These reviews to date have not indicated the need to recognize any impairment losses and have been performed following the criteria in SFAS No 142 "Goodwill and Other Intangible Assets" and SFAS No 144 "Accounting for the Impairment of Long-Lived Assets".

(d)  Derivative financial instruments

As of January 1, 2001, we adopted SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities" and its amendments.

As a result of adoption of SFAS No.133, we recognize our foreign currency and interest rate swap agreements on the balance sheet at fair value and adjustments to fair value are recorded through income. Prior to adoption of SFAS No.133, we recognized our foreign currency and interest rate swap contracts on the balance sheet at contract value and adjustments to contract value were recorded through income. We accounted for the accounting change as a cumulative effect of an accounting principle. The adoption of SFAS No. 133, resulted in a cumulative effect of accounting change of US$ 10, net of applicable tax expense of US$ 4, which resulted in a gain in the consolidated statement of income for the three months ended March 31, 2001.

(e)  New US GAAP accounting pronouncement

The Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which will be effective for fiscal years beginning June 15, 2002 addressing financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. We do not expect to incur in adjustments with this respect.

3.  Inventories

                                            March 31, December 31,
                                                 2002         2001
                                          ----------- ------------
                                          (Unaudited)
             Finished products...........     22           21
             Work in process.............      6            5
             Raw materials and supplies..     31           30
             Imports in transit and other      5            4
                                          ----------- ------------
                                              64           60
                                          ----------- ------------

4.  Financial Instruments and Derivatives

The fair values of our foreign currency and interest rate swap contracts were estimated based on quoted market prices of comparable contracts. At March 31, 2002 and December 31, 2001 the notional amounts of our outstanding foreign currency and interest rate swap contracts were US$ 253 and US$ 253, respectively, and their fair values were US$ 37 and US$ 32, respectively.

The carrying amounts and fair values of our financial instruments were as follows:

                                                            March 31, 2002 December 31, 2001
                                                         ----------------- -----------------
                                                            Carrying  Fair Carrying    Fair
                                                              amount value   amount   value
                                                         ----------- ----- ---------- ------
                                                         (Unaudited)
Cash and cash equivalents...............................      171      171   172       172
Held-to-maturity investments............................      374      374   364       368
Unrealized gains from foreign currency and interest rate
  swaps.................................................       48       48    41        41
Short-term debt.........................................       74       74    69        69
Long-term debt..........................................    1,004    1,004   972       972

5.  Segment Information

                                              Three-month period ended
                                                           March 31
                                                        (Unaudited)
                                              ---------------------
                                                    2002          2001
                                              ----------    ----------
                                              Pulp    Paper Pulp Paper
                                              ----    ----- ---- -----
             Revenues from external customers  33      120   47   132
             Intersegment revenues...........  44            56
             Segment profit..................  22       21   51    15

At March 31, 2002 pulp and paper segment assets had increased by $ 39 and $ 21, respectively, from amounts reported at December 31, 2001. During the first quarter the acquisitions of property, plant and equipment were $ 76 pulp and $ 4 paper.

A reconciliation of combined operating profit for our Pulp and Paper segments to USGAAP consolidated income before income tax and cumulative effect of accounting change is as follows:

                                                                     Three-month period
                                                                     ended March 31
                                                                     ------------------
                                                                     2002      2001
                                                                     --------- --------
                                                                     (Unaudited)
 Total operating profit for reportable segments.....................  43        66
 Financial income...................................................  22        19
 Financial expenses................................................. (13)      (11)
 Foreign exchange losses, net.......................................   5       (15)
                                                                     --------- --------
 Income before income tax and cumulative effect of accounting change  57        59
                                                                     --------- --------

6.  Comprehensive Income (Loss)

Total comprehensive income (loss) is comprised of:

                                                 Three-month period
                                                 ended March 31
                                                 ------------------
                                                 2002      2001
                                                 -------- --------
                                                 (Unaudited)
                     Net income.................  44        55
                     Translation adjustments....  --      (112)
                                                 -------- --------
                     Comprehensive income (loss)  44       (57)
                                                 -------- --------

Translation adjustments resulted from the devaluation of the real in relation to the U.S. dollar.

7.  Income Taxes

Due to our enrollment in the Program of Tax Recovery (REFIS) we may elect annually for each year from 2001 to 2005 to calculate and pay our income taxes either based on the provisions of REFIS (an estimated tax basis which is based on net sales for the year adjusted by financial income and other income) or actual pretax income. For 2002 and 2001 we elected to calculate and pay our income taxes based on the provisions of REFIS.

                                                        March 31, December 31,
                                                      ----------- ------------
                                                             2002         2001
                                                      ----------- ------------
                                                      (Unaudited)
 Deferred tax assets
    Preoperating costs capitalized for tax and other.       2           2
    Other............................................       1           1
                                                      ----------- ------------
    Total deferred tax assets........................       3           3
 Deferred tax liabilities
    Foreign currency and interest swap contracts.....      (6)         (3)
    Property, plant and equipment....................     (33)        (31)
                                                      ----------- ------------
                                                          (39)        (34)
                                                      ----------- ------------
 Net deferred tax liabilities........................     (36)        (31)
                                                      ----------- ------------

8.  Property, Plant and Equipment

                                                 March 31, December 31,
                                                      2002         2001
                                               ----------- ------------
                                               (Unaudited)
        Land..................................       46          44
        Buildings.............................       95          97
        Machinery, equipment and installations      765         766
        Forests...............................      219         210
        Other.................................       83          62
        Construction in process...............      273         229
                                               ----------- ------------
                                                  1,481       1,408
        Accumulated depreciation and depletion     (321)       (308)
                                               ----------- ------------
                                                  1,160       1,100
                                               ----------- ------------

9.  Short-term Debt

Short-term debt represents commitments under recourse provisions to honor export receivables transferred to banks accounted for as secured borrowings. Historically, we have not been called upon to honor any material unpaid amounts.

10.  Long-term Debt

                                            Interest rate at   March 31, December 31,
                                              March 31, 2002        2002         2001
                                            ---------------- ----------- ------------
                                                             (Unaudited)
In U.S. dollars
   Syndicated bank Loan....................           3.9%        377         353
   Export credits (Pre-Payment)............   LIBOR + 1.4%        151         151
   Export credits (ACC)....................   LIBOR + 4.2%        139         145
   Import credits..........................   LIBOR + 0.8%         23          18
   International Finance Corporation--IFC..   LIBOR + 2.1%          1           1
Related Party
   Voto loan...............................           8.5%        204         200
   Votorantrade N.V. loan..................           4.9%                     11
In reais
Banco Nacional de Desenvolvimento Economico
   e Social--BNDES.........................   TJLP + 3.0 %        109          94
                                                             ----------- ------------
                                                                1,004         973
Less: current portion......................                      (388)       (389)
                                                             ----------- ------------
Long-term portion..........................                       616         584
                                                             ----------- ------------

--------
Note:  LIBOR  = London Interbank Offered Rate. At March 31, 2002, the Libor
              rate was 2.03% per annum.
      TJLP   = "Taxa de Juros de Longo Prazo", a long-term interest rate reset
      quarterly by the Brazilian Central Bank. At           March 31, 2002, the
      TJLP rate was 10% per annum.

11.  Commitments and Contingencies

We are party to certain legal proceedings in Brazil arising in the normal course of business, and have made provisions when we believe that we can reasonably estimate probable losses. In connection with some of these proceedings we have made deposits (included in other noncurrent assets--other in our balance sheet) which will only be released to us upon a judgment in our favor. The position of such provisions for tax and other litigation and deposits is as follows:

                                    March 31, 2002   December 31, 2001
                            ---------------------- -------------------
                               Deposits Provisions Deposits Provisions
         Type of proceeding ----------- ---------- -------- ----------
                            (Unaudited)
           Tax-related.....      2           4        2          4
           Civil-related...                  4                   4
           Labor-related...      2           4        2          4
                            ----------- ---------- -------- ----------
                                 4          12        4         12
                            ----------- ---------- -------- ----------

                                *      *      *

                           [artwork to be inserted]

                                7,516,520 ADSs

                                  [VCP Logo]

                   Each American Depositary Share represents
                             500 Preferred Shares

                                  Prospectus

                                   JPMorgan

          , 2002

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our ADSs.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the ADSs or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

                                    PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 8.  Indemnification of Directors and Officers

Neither the laws of Brazil nor the Registrant's by-laws or other constitutive documents provide for indemnification of directors or officers.

The Registrant maintains liability insurance covering all expenses, liability and loss (including reasonable attorney's fees, judgments and amounts paid or to be paid in settlement) that any of its directors and officers are legally required to pay (and for which they are not indemnified by the Registrant) as a result of a written request for indemnification of financial losses or of any civil, criminal or formal administrative proceedings in connection with any mistake, misstatement, act, omission, neglect or violation of a right performed by such directors and officers acting as such, either individually or as a group, and also in connection with being a director or officer of the Registrant.

This liability insurance also covers all payments made by the Registrant to indemnify its directors and officers against all expenses, liability and loss (including reasonable attorney's fees, judgments and amounts paid or to be paid in settlement) that such directors and officers are legally required to pay in the circumstances explained above.

Item 9.  Exhibits

The following documents are filed as part of this Registration Statement:

Exhibit
Number  Description
------  -----------

 1.1*   Form of Underwriting Agreement.

 3.1**  English translation of the By-laws.

 4.1+   Form of Amended and Restated Deposit Agreement among us, The Bank of New York, as depositary, and the Owners and Beneficial Owners of American Depositary
        Receipts, including the form of American Depositary Receipts.

 5.1*   Opinion of Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga--Advogados, Brazilian
        counsel of the Registrant, as to the legality of the preferred shares.

 8.1*   Opinion of Shearman & Sterling, U.S. counsel of the Registrant, as to U.S. tax matters.

 8.2*   Opinion of Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga--Advogados, as to
        Brazilian tax matters.

10.1++  Indenture, dated June 27, 1997, among Voto-Votorantim Overseas Trading Operations
        N.V., as issuer, The Chase Manhattan Bank, as trustee, registrar, transfer agent and paying agent, and S.A. Industrias Votorantim, Votorantim Celulose e Papel S.A.,
        Celpav Celulose e Papel Ltda., and Companhia de Cimento-Portland Gaucho, as
        guarantors.

10.2**  Shareholders' Agreement of Aracruz Celulose S.A. dated January 22, 1988 among the
        Lorentzen Business Group, the Safra Business Group, Companhia Souza Cruz Industria
        e Comercio, BNDESPAR and Billerud Aktiebolag.

Exhibit
Number   Description
------   -----------

10.3**   First Amendment and Ratification to the Shareholders' Agreement of Aracruz
         Celulose S.A. dated June 30, 1989.

10.4**   Terms of Adhesion to the Shareholders' Agreement of Aracruz Celulose S.A., dated
         November 1, 2001.

10.5++   Share Retention Agreement, dated May 27, 1993, among Industrias de Papel Simao
         S.A., Industria de Papel e Celulose de Salto S.A., KSR--Comercio e Industria de Papel
         S.A., Florin Florestamento Integrado S.A., Agro--Florestal Simao S.A., Risipar S.A.
         and International Finance Corporation.

10.6++   Investment Agreement, dated May 27, 1993, between Industrias de Papel Simao
         S.A. and International Finance Corporation.

10.7++   Guarantee Agreement, dated May 27, 1993, between Companhia de Cimento
         Portland Rio Branco and International Finance Corporation.

10.8++   Financing Agreement, dated February 3, 1987, among Banco Nacional de
         Desenvolvimento Economico e Social--BNDES, Industria de Papel Simao S.A. and
         International Finance Corporation.

10.9++   Financing Agreement, dated January 31, 1992, between Banco Nacional de
         Desenvolvimento Economico e Social--BNDES and Industria de Papel Simao S.A.

10.10++  Financing Agreement, dated August 13, 1997, between Banco Nacional de
         Desenvolvimento Economico e Social--BNDES and Industria de Papel Simao S.A.

10.11++  Financing Agreement, dated February 26, 1996, between Banco Nacional de
         Desenvolvimento Economico e Social--BNDES and Industria de Papel Simao S.A.

10.12++  Financing Agreement, dated February 10, 1998, between Banco Nacional de
         Desenvolvimento Economico e Social--BNDES and Celpav Celulose e Papel Ltda.

10.13+++ Pulp Supply Agreement, dated January 1, 1999, between Kimberly-Clark
         International and Votorantim International North America.

10.14+++ Technology Transfer Agreement, dated September 1, 1989, between Kanzaki Paper
         Mfg. Co., Ltd. and Industrias de Papel Simao S.A.

10.15+++ Second Amendment Agreement to Technology Transfer Agreement, dated
         October 4, 1999, between New Oji Paper Co., Ltd. and Industrias de Papel Simao
         S.A.

10.16+++ Second Addendum to the Industrial Technology License Agreement, dated as of
         October 4, 1999, between the Registrant and Oji Paper Co., Ltd.

10.17++  Agreement, dated December 29, 1999, between the Registrant and Maspha
         Comercial Ltda.

10.18++  Amendment to the Investment Agreement, dated as of February 25, 2000, between the Registrant and International Finance Corporation.

10.19++  Amendment to the Loan Conversion Agreement, Share Retention Agreement and
         Guarantee Agreement, dated as of February 25, 2000, among the Registrant,
         Cimento Rio Branco S.A. and International Finance Corporation.

Exhibit
Number  Description
------  -----------

10.20** Export Finance Agreement, dated as of October 29, 2001 by and among
        VCP Exportadora e Participacoes S.A., Votorantrade N.V., S.A. Industrias Votorantim,
        Citrovita Agroindustrial Ltda., Cia. Nitroquimica Brasileira, Cia. Niquel Tocantins,
        Votorantim Celulose e Papel S.A., Votocel Filmes Flexiveis Ltda., Votorantim
        Mineracao e Metalurgica Ltda. and Cia. Mineira.

10.21   Credit Agreement, dated as of May 23, 2002, among Newark Financial Inc.,
        VCP Trading N.V., VCP North America Inc., Votorantim Celulose e Papel S.A.,
        VCP Exportadora e Participacoes S.A., ABN AMRO Bank N.V., as administrative agent,
        The Bank of New York, as collateral agent and certain lenders named therein.

11.1    See note 2(j) to our financial statements for information explaining how earnings per share information was calculated.

15.1*   Letter of PricewaterhouseCoopers Auditores Independentes.

16.1++  Letter regarding change in certifying accountant.

21.1    See note 2(b) to our financial statements for information regarding our subsidiaries.

23.1    Consent of PricewaterhouseCoopers Auditores Independentes.

23.2    Awareness letter of PricewaterhouseCooper Auditores Independentes.

23.3    Consent of Ernst & Young Auditores Independentes S.C.

23.4*   Consent of Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga--Advogados, Brazilian
        legal counsel of the Registrant (included in Exhibit 5.1).

23.5*   Consent of Shearman & Sterling, U.S. counsel of the Registrant (included in
        Exhibit 8.1).

24.1    Power of Attorney (included on the signature page to the Registration Statement).

--------
* To be filed by amendment.
**Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (File No. 1-15018).
+ Incorporated by reference to the Registration Statement on Form F-6
  (Registration No. 333-84964).
++Incorporated by reference to the Registration Statement on Form F-1
  (Registration No. 333-11766).
+ Portions of the exhibit have been omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission.
++Incorporated by reference to the Report of Foreign Issuer on Form 6-K of the Registrant for the month of March, 2002.

Item 10.  Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 8 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby also undertakes that:

1. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement at the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sao Paulo, Brazil on June 11, 2002.


                                              VOTORANTIM CELULOSE E PAPEL S.A.

                                              By:       /S/  VALDIR ROQUE
                                                  ------------------------------
                                                  Name: Valdir Roque
                                                  Title:    Chief Financial
                                                  Officer

                                              By:       /S/  RAUL CALFAT
                                                  ------------------------------
                                                  Name: Raul Calfat
                                                  Title:    Chief Executive
                                                  Officer

                               POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Raul Calfat and Valdir Roque, and each of them, individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, to sign this Registration Statement and any and all amendments thereto (including post-effective amendments) and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on June 11, 2002.

                     Name                    Title
                     ----                    -----

      /s/  JOSE ROBERTO ERMIRIO DE MORAES    Chairman of the Board of
    ---------------------------------------    Directors
        Jose Roberto Ermirio de Moraes

       /s/  JOSE ERMIRIO DE MORAES NETO      Vice-Chairman of the Board of
    ---------------------------------------    Directors
          Jose Ermirio de Moraes Neto

        /s/  ANTONIO ERMIRIO DE MORAES       Director
    ---------------------------------------
           Antonio Ermirio de Moraes

        /s/  ERMIRIO PEREIRA DE MORAES       Director
    ---------------------------------------
           Ermirio Pereira de Moraes

         /s/  CLOVIS ERMIRIO DE MORAES       Director
                   SCRIPILLITI
    ---------------------------------------
     Clovis Ermirio de Moraes Scripilliti

               /s/  RAUL CALFAT              Director, President and Chief
    ------------------------------------       Executive Officer
                  Raul Calfat

               /s/  VALDIR ROQUE             Chief Financial Officer and
    -----------------------------------        Investor Relations Officer
                 Valdir Roque

           Votorantim International          Authorized Representative in
              North America Inc.               the United States

    By:  /s/  EDUARDO DE MAGALHAES SCABBIA
    ---------------------------------------
           Eduardo de Magalhaes Scabbia
              Authorized Signatory